As filed with the Securities and Exchange Commission on March 24, 2005	Registration No. __________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SB-2

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

__________________________

CHEMOKINE THERAPEUTICS CORP.

(Name of small business issuer in its charter)

Delaware	2836	33-0921251
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification #)

CHEMOKINE THERAPEUTICS CORP. 6190 Agronomy Road, Suite 405 University of British Columbia Vancouver, British Columbia V6T 1Z3 Tel: (604) 822-0301 Fax: (604) 822-0302	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 302-777-0247
(Address and telephone of registrant's executive office)	(Name, address and telephone number of agent for service)

Copies of all communications and notices to:
Russell R. Frandsen, Esq. Squire, Sanders & Dempsey L.L.P. 801 South Figueroa Street, 14th Floor Los Angeles, CA 90017 Tel: (213) 689-5128; Fax: (213) 623-4581
Joseph A. Garcia McCarthy Tetrault LLP Suite 1300, Pacific Centre 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K2

Approximate Date of Commencement of Proposed Sale to the Public: April 1, 2005

The effective date of this registration statement is April [ ], 2005

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ X ]

If this Form is filed to register additional securities for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made under Rule 434, please check the following box. [ ]

The prospectus contained in this registration statement shall be the prospectus for that registration statement of the company declared effective on December 17, 2004, Registration No. 333-117858.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Shares to be issued upon exercise of warrants issued to our selling agents in connection with common shares sold in our initial public offering.(1)	1,280,000	$0.98	$1,254,400	$147.64
Common Shares to be issued upon exercise of warrants issued to our selling agents in connection with the sale of the greenshoe shares in our initial public offering. (1)	192,000	$0.98	$188,160	$22.15
Common Shares issued to Canaccord Capital Corporation as a corporate finance fee.(1)	100,000	$0.98	$98,000	$11.53
Common Shares to be issued upon exercise of warrants issued to The Equicom Group, Inc. as compensation for investor relations consulting.(1)	60,000	$0.98	$58,800	$6.92
TOTAL	1,632,000		$1,599,360	$188.24

(1) Registered on behalf of selling shareholders. Common shares and warrants were issued to selling shareholders as compensation for services rendered in connection with our initial public offering, which closed on December 30, 2004.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low prices of our common stock on the Toronto Stock Exchange as of March 21, 2005. Proposed maximum offering price per security shown in U.S. dollars converted at CDN$1.2074 per US$1.00.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

CHEMOKINE THERAPEUTICS CORP.

6,465,201 SHARES OF COMMON STOCK

This prospectus relates to the proposed sale of 6,465,201 shares of our common stock, $0.001 par value, by certain selling shareholders, of which 4,394,509 will be issued upon exercise of warrants with an exercise price of CDN$1.00. The selling shareholders acquired their shares in transactions not involving a public offering and as compensation for services rendered in connection with the closing of our initial public offering on December 30, 2004, and the exercise of the Greenshoe option on January 31, 2005. The selling shareholders may offer and sell their shares on a continuous or delayed basis in the future. These sales may be conducted in the open market or in privately negotiated transactions and at prevailing market prices, fixed prices or negotiated prices. We will not receive any proceeds from the sale of the shares by the selling shareholders. However, we will receive the proceeds from the exercise of their warrants.

Our common stock is currently listed on the Toronto Stock Exchange under the symbol "CTI". On March 21, 2005, the last reported sale price of our common stock on the Toronto Stock Exchange was CDN$1.20 per share. Our shares are not listed on any national securities exchange or the Nasdaq Stock Market in the United States.

This Investment Involves a High Degree of Risk. You Should Purchase Shares Only If You Can Afford a Complete Loss. See "Risk Factors" Beginning on Page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

THE INFORMATION IN THIS PROSPECTUS IN NOT COMPLETE AND MAY BE CHANGED.  WE WILL NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is April [ ], 2005.

TABLE OF CONTENTS

Summary of Our Offering	1
Our Business	1
Overview	1
The Science of Chemokines	1
Mission, Objective and Strategy	2
Drug Discovery Efforts	2
Lead Drug Candidates	3
Clinical Trials and the Drug Approval Regulatory Process	3
Market Opportunity	4
Additional Information	4
Overview of the Offering	5
Selected Financial Data	5
Risk Factors	6
Risks Related to Our Industry	6
Risks Related to Our History or to Our Business	8

Use Of Proceeds	15

Determination of Offering Price	15

Market for Our Common Shares and Related Shareholders Matters	15
Market for Our Common Shares	15
Shares Subject to Future Issuance	16
Holders	17
Dividends	17

Selling Shareholders	17

Plan of Distribution	19
Section 15(g) of the Exchange Act	21

Business of Chemokine Therapeutics Corp.	21
Overview	21
Our Offices and Research Facilities	22
A Note on Clinical Trials	22
Our Relationship with Pharmaceutical Product Development, Inc.	23
Our Relationship with Procter & Gamble Pharmaceuticals, Inc.	24
Our Relationship with the University of British Columbia	24
Our Business	25
Drug Discovery Capabilities	25
The Chemokine System	26
Our Pharmaceutical Drug Candidates	27
CTCE-9908 (Anti-Metastasis)	27
Development of CTCE-9908	28
Market Need for CTCE-9908	28
Competition for CTCE-9908	29
CTCE-0214 (Hematological Support)	29
Development of CTCE-0214	30
Market Need for CTCE-0214	30
Competition for CTCE-0214	31
Other Drug Candidates	32
CTCE-0324	32
Other CTCE Compounds	32
Various Products Stage of Development	32
Intellectual Property	33
Manufacturing, Marketing and Distribution	34
The Pharmaceutical Market	35
Government Regulations	35
Employees	36
Available Information	36
Property	37
Legal Proceedings	37

Management's Discussion and Analysis of Financial Condition and Plan of Operations	37
Overview	37
Limited Operating History	37
Research and Development	38
Strategic Relationship and Partnering Strategy	39

i

General and Administrative	39
Capital Expenditures	39
Foreign Exchange	39
Critical Accounting Policy	40
Stock-Based Compensation	40
Results of Operations	40
Twelve Months Ended December 31, 2004 and 2003	40
Twelve Months Ended December 31, 2003 and 2002	41
Liquidity and Capital Resources	42
Long Term Obligations	43
Off-balance Sheet Arrangements	44

Management	45
Officers and Directors	45
Management Background	46
Medical & Scientific Advisory Board	48
Keyman Insurance	51
Penalties, Sanctions and Bankruptcy	51
Bankruptcies	51
Penalties or Sanctions	51

Security Ownership of Certain Beneficial Owners and Management	51
Directors and Officers	51
Principal Shareholders	53
Future Sales of Shares	54

Executive Compensation	55
Summary Compensation Table	55
Long-Term Incentive Plan Awards	56
Options Grants in Last Fiscal Year	56
Aggregated Option Exercise and Fiscal Year-End Values	56
Employment Contracts and Termination of Employment and Change-in-Control Arrangement	57
Employment Agreement with Dr. Hassan Salari	57
Employment Agreement with David Karp	58
Compensation Paid to Directors and Medical and Scientific Advisory Board Members	58
Stock Options	59

Description of Securities	60
Common Shares	61
Preferred Shares	61
Warrants	62
Options	62
2004 Stock Option Plan	63
Outstanding Options	64

Escrowed Securities	64
National Escrow Policy	64

Interest of Named Experts and Counsel	66

Certain Relationships and Related Transactions	66
Indebtedness of Directors	66

Disclosure of Commission Position on Indemnification for Securities Act Liabilities	67

Experts	67

Legal Matters	67

Registrar and Transfer Agent	68

ii

SUMMARY OF OUR OFFERING

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision.

Our Business

Overview

Chemokine Therapeutics Corp. was founded on July 15, 1998. We are incorporated under the laws of the State of Delaware. We have a wholly owned subsidiary in British Columbia, Chemokine Therapeutics (B.C.) Corp., incorporated under the laws of the province of British Columbia, which employs all of our executive management.

We are an early stage biotechnology company developing drugs in the field of chemokines and cytokines. Cytokines are proteins that regulate a large number of physiological functions, including blood cell supply and tissue development. Some well known cytokines produced by other companies that are approved therapeutics for blood cell formation and are currently on the market are Neupogen® and Epogen®.

The Science of Chemokines

Chemokines are a recently discovered family of small, soluble proteins, structurally-related to cytokines. They assume a range of important functions in the human body, mainly in relation to the immune system. Among other functions, chemokines are responsible for blood cell formation through stem cell growth and differentiation. A stem cell is an undifferentiated cell that differentiates into other types of cells such as blood cells. In addition, chemokines participate in white blood cell mobilization and in the initiation of immune responses. They are produced and released by a wide variety of cell types.

In addition to their natural functions, chemokines play an important role in a variety of prominent and critical diseases, including:

  cancer, both at the level of blood vessel generation and the spreading of cancer known as metastasis viral infections such as HIV

  autoimmune diseases.

Therefore, by inhibiting their action through the use of chemokine antagonists it might be possible to reduce the severity of those diseases. A chemokine antagonist is a compound that inhibits the action of a particular chemokine.

In contrast, some chemokines play important roles in the body to maintain normal functioning of various organs and cellular processes. In some situations, it may therefore be beneficial to keep chemokine biological action high through the use of chemokine agonists. A chemokine agonist is a compound that acts analogously to chemokines.

Mission, Objective and Strategy

Our mission is to become a leading biotechnology company in the discovery and development of chemokine and cytokine based drugs for the treatment of human diseases. Our objective is to discover drug candidates that target chemokine receptors on particular cell types and develop them through Phase II clinical trials.

If our Phase II clinical trials with individual drugs candidates are satisfactory, we intend to enter into agreements with larger biotechnology and pharmaceutical companies to co-develop the drug candidates through Phase III and Phase IV clinical trials. In some circumstances, if we find it advantageous, we may license particular drug candidates to other partners at earlier stages of development. We may also choose to license the marketing of certain products to companies with existing infrastructure for the marketing of pharmaceutical drugs.

Drug Discovery Efforts

We have a team of chemists and biologists headed by our Chief Executive Officer, Dr. Hassan Salari, that has developed our approach to discover chemokine and cytokine based drug candidates. Even though they occur naturally in the body, the majority of chemokines and cytokines in their natural state are not suitable for use as therapeutic drugs due to their instability and potential side effects such as allergic reactions, fever and bone pain.

In our approach, we generate small versions or analogs of natural chemokines or cytokines that function like chemokines, known as agonists, or inhibit their function, known as antagonists. While these analogs work in a similar manner as natural chemokines or cytokines, we believe they do not possess their side effects and therefore could be used as therapeutic drugs to either enhance or inhibit the action of natural chemokines.

We have designed several hundred of these analogs and have tested them in our laboratories. We have selected five of these compounds as drug candidates. We have selected two of the drug candidates as our lead product candidates, CTCE-9908 and CTCE-0214. We hope to develop our two lead product candidates for use in the prevention of the metastasis of cancer, CTCE-9908, and for hematological support such as stem cell mobilization, CTCE-0214. With our other two product candidates, we have demonstrated their potential as drug candidates. We will continue to test CTCE-0324 for peripheral vascular disease, CTCE-189 for multiple sclerosis in animal models, and CTCE-0422 for infectious diseases.

Product		Indication	Research/ Preclinical	Phase I	Phase II	Phase III	Market

1.	CTCE-9908	Oncology- anti-metastasis

2.	CTCE-0214	Hematological support; neutrophil and platelet regeneration and stem cell mobilization

3.	CTCE-0324	Peripheral Vascular Disease

Product		Indication	Research/ Preclinical	Phase I	Phase II	Phase III	Market

4.	CTCE-0189	Multiple Sclerosis

5.	CTCE-0422	Infectious Disease

We have several additional compounds which require further testing and optimization, targeting hematological conditions, cardiovascular and inflammatory diseases.

Lead Drug Candidates

Our first lead drug candidate, CTCE-9908, is an antagonist of chemokine stromal cell derived factor-1 known as SDF-1. SDF-1 is the only known naturally occurring chemokine which binds to the CXCR4 receptor present on cancer cells. This binding process is believed to be the process that causes cancer cells to metastasize to other locations in the body from the primary cancer tumour. We believe CTCE-9908 interferes with the metastatic process of certain types of cancers. We recently completed a Phase I clinical trial in the United Kingdom. This single-dose escalation trial enabled us to assess safety in healthy volunteers. We expect to initiate a Phase II clinical trial of CTCE-9908 during the second half of 2005. This multi-dose escalation trial in non-small cell lung cancer patients will allow us to assess safety with multiple doses and preliminary efficacy.

Our second lead drug candidate, CTCE-0214, is an agonist of chemokine SDF-1. We believe CTCE-0214 will contribute to a rapid increase in the number of stem cells in the blood for transplantation purposes. It may, in addition, increase the number of mature white blood cells and platelets for patients with chemotherapy induced deficiencies of these cell types. White blood cells are important for fighting infection, while platelets are essential for blood clotting.

In June 2004, the Food and Drug Administration in the United States accepted our Investigational New Drug application for CTCE-0214. We initiated Phase I clinical trials using CTCE-0214 in the United States in the fourth quarter of 2004.

Clinical Trials and the Drug Approval Regulatory Process

An Investigational New Drug application, or IND, is a request for authorization from the Food and Drug Administration to administer an investigational drug or biological product into humans. Such authorization must be secured prior to commencement of Phase I clinical trials.

Phase I clinical trials are usually the first study of a drug in humans. These studies typically evaluate safety and the metabolism and action of the drug in a small group of healthy subjects, usually fewer than 50. Phase I clinical trials can also allow researchers to evaluate dose levels as well as route of administration.

Phase II clinical trials are designed to measure efficacy, short-term tolerability and further information related to the optimum dose in specific patient groups and for specific diseases. The studies involve a greater number of subjects than Phase I clinical trials.

Phase III clinical trials compare the results of people taking a new treatment with results of people taking standard treatment, for example, which group has better survival rates or fewer side effects. In most cases, studies move into Phase III clinical trials only after a treatment has shown an acceptable safety profile and preliminary efficacy results in Phases I and II. Phase III trials may include hundreds of people.

A Phase IV clinical trial is conducted once a drug has been approved and is being marketed. The drug is studied in a Phase IV clinical trial to evaluate side effects of the new treatment that were not apparent in the Phase III trial. Phase IV clinical trials involve testing in large groups of people, sometimes in the thousands.

Phase I, Phase II, Phase III and Phase IV generally have the same meaning in the U.S., Canada and Europe. The clinical results from one jurisdiction can be used in an application in another jurisdiction to avoid duplicating clinical trials; however, generally, each of the U.S., Canada and Europe will require at least a Phase III study to be completed in its jurisdiction prior to granting new drug approval.

We intend to seek regulatory approval for marketing of a new drug in both North America and in Europe if and when our drug candidates are successful in completing Phase III clinical trials. There can be no assurance that any of our drug candidates will demonstrate safety and efficacy during the conduct of clinical trials necessary to gain regulatory approval.

Market Opportunity

We believe that each of our product candidates has the potential to address large and growing markets. As a potential anti-metastasis cancer therapy, we believe that CTCE-9908 is unique and has the potential to address a large cancer market. Cancer is a major health care problem as approximately 23% of all deaths in the U.S. in 2001 were caused by cancer according to the National Cancer Institute. The National Cancer Institute estimates that there will be 1,368,030 new cases of cancer in 2004 in the United States. About one-third of patients with cancer, excluding nonmelanoma skin cancers, have metastases that are detected at the time their cancer is first diagnosed. Another third of patients have metastases that are too small to be detected by usual diagnostic tests. These micrometastases, however, will eventually grow into clinically significant metastases if the patient receives no treatment or local treatment of the primary tumour only, according to the American Cancer Society.

As a potential mobilizer of white blood cells and platelets, CTCE-0214 is a potential therapy for patients with chemotherapy induced neutropenia and thrombocytopenia. Neutropenia is a condition in which infection fighting neutrophils, a type of white blood cell, are abnormally low. World-wide sales of neutropenia treatments in 2003 were approximately $3 billion and are projected to increase to over $4.5 billion by 2008 according to Business Communications Company, Inc. Another potential application of CTCE-0214 is for enhancing stem cell mobilization from the bone marrow to the blood prior to blood transplantation. Blood enriched with stem cells can then be transplanted to patients that have undergone chemotherapy. In 2002, there were approximately 45,000 blood and marrow transplants world-wide according to the International Bone Marrow Transplant Registry.

Additional Information

Our principal executive office is located at 6190 Agronomy Road, Suite 405, University of British Columbia, Vancouver, British Columbia V6T 1Z3. The telephone number at that address is (604) 822-0301. We maintain a site on the World Wide Web at www.chemokine.net. The information on our web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web address is, and is only intended to be, inactive textual references.

Overview of the Offering

The following is a brief summary of this offering:

Securities being offered by our selling shareholders	6,465,201 shares of common stock, of which 4,394,509 shares will be issued upon the exercise of warrants with an exercise price of CDN$1.00.
Net proceeds to us

We will not receive any proceeds from the sale of the common stock offered by our selling shareholders. However, we may receive an aggregate of CDN$4,394,509 upon the exercise of the warrants held by the selling shareholders, if such warrants are exercised for cash. We will use such funds, if any, to fund clinical trials and for working capital and general corporate purposes.

Common shares outstanding

There are 31,743,206 common shares issued and outstanding as of March 1, 2005. Assuming that all of the warrants underlying the common shares offered by the selling shareholders are exercised after this offering, there will be 36,137,715 common shares issued and outstanding.

Risk factors	An investment in our securities involves a high degree of risk and uncertainties. See "Risk Factors," page 6.

Selected Financial Data

The following table sets out a summary of financial data for the three years ended December 31, 2004, and are derived from our audited financial statements for the financial years ended December 31, 2004, 2003 and 2002. This summary financial information should be read in conjunction with our financial statements, including the notes thereto, included elsewhere in this prospectus.

	December 31,
Balance Sheet:	2004	2003	2002
Total Assets	$ 11,551,248	$ 1,523,028	$ 569,473
Total Liabilities	914,489	906,538	835,540
Stockholders' Equity (Deficit)	$ 10,636,759	$ 616,490	$ (266,067)

	Years Ended December 31,
Income Statement:	2004	2003	2002
Total Revenue	$ --	$ --	$ --
Total Expenses	3,107,932	2,525,232	2,238,928
Other Income	12,692	18,527	4,867
Net (Loss)	$ (3,095,240)	$ (2,506,705)	$ (2,234,061)
Net (Loss) per Common Share - Basic and Diluted	$ (0.26)	$ (0.25)	$ (0.25)

Risk Factors

An investment in our common shares must be considered highly speculative, generally because of the nature of our business and the general stage of its development. In addition to the usual risks associated with investment in a business, potential investors should carefully review the following factors together with the other information contained in this annual report before making an investment decision. The risks described below are not the only ones facing us. If any of the following risks actually occur, our business, financial condition and operating results could be materially affected.

Risks Related to Our Industry

Because the manufacture and marketing of human pharmaceutical products requires the approval of the Food and Drug Administration in the United States and similar agencies in other countries, and since we do not yet have such approval, you are at risk that we will be unable to successfully develop and market our products. We have not yet established that our products will be safe and effective through clinical trials.

The manufacture and marketing of human pharmaceutical products in the United States, Canada and other countries, require the approval from the United States Food and Drug Administration, the Canadian Therapeutic Products Directorate and other similar foreign regulatory agencies. The process that our pharmaceutical product candidates must undergo to obtain these approvals includes preclinical testing and clinical trials to demonstrate safety and efficacy. Such process is expensive and time consuming. We have completed only one Phase I clinical trial for one of our products. Investors are at risk that we will be unable to successfully develop future products, prove safety and effectiveness in clinical trials, or receive applicable regulatory approvals.

We have no experience in manufacturing pharmaceuticals and the applicable good manufacturing practice regulations for the manufacture of our products. These regulations include requirements relating to quality control, quality assurance and maintenance of records and documentation. If we cannot establish and demonstrate the proper manufacturing techniques and controls, we will not receive regulatory approval to manufacture and market our products.

Regulatory authorities have the power to withdraw a previously approved product from the market upon a change in regulations or upon receipt of newly discovered information and/or require additional, and potentially expensive, additional testing. Since we have no history with our products, we might face such newly discovered information that comes to light after initial approval of our products.

Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the development, manufacture and marketing of our products. Since we have no operating history, ongoing government regulation could cause unexpected delays and adversely impact our business in areas where our inexperience might lead to failure in complying with applicable requirements. Such failure to comply might also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production. Any of these penalties could delay or prevent the promotion, marketing or sale of our products. Furthermore, the laws, regulations, policies or current administrative practices of any governmental body, organization or regulatory agency in the United States, Canada or any other jurisdiction, might be changed, or applied or interpreted in a manner which will fundamentally alter the ability of us or our collaborative partners to develop, operate, export or market the products or services which we may provide. We do not have lobbying or other resources to affect the course of such changes. If such future changes have an adverse impact on our products or their manufacture and marketing, the likelihood of our success could be damaged.

We are engaged in a rapidly changing field characterized by intense competition that we expect to increase. Since we are a small company with limited financial resources, and many of our competitors have significant products that have been approved or are in development and operate large, well-funded discovery and development programs, we will experience a competitive disadvantage.

We are engaged in a rapidly changing field characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards. Other products and therapies that will compete directly with the products that we are seeking to develop currently exist or are being developed. We expect competition from fully integrated pharmaceutical companies and more established biotechnology companies to be intense and to increase. These companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than we do. Many of our competitors have significant products that have been approved or are in development and operate large, well-funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing. We have none of these resources. In addition, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, pricing and barriers from patent positions of larger companies. We do not have any experience in these areas at this time and therefore we are at a competitive disadvantage.

If our competitors succeed in developing competing products earlier than we do, in obtaining regulatory approvals for such products more rapidly than we do, or in developing products that are more effective or less expensive than the products we develop, we will have difficulty competing with them.

Since our competitors keep this type of information confidential, we do not know where they stand in developing competing products. As a result, we might be using our resources, including the proceeds from our recently completed initial public offering, to develop products that will face such competition from our competitors and our products might not be successful in the marketplace. Our future success depends on our ability to timely identify new market trends and develop, introduce and support new and enhanced products on a successful and timely basis. We might not be successful in developing or introducing to the market our products. If we fail to develop and deploy new products on a successful and timely basis, we will be non-competitive and unable to recoup the research and development and other expenses we incur to develop and test new product candidates.

Even if our products are approved for sale by the regulatory authorities, we have not yet demonstrated their market acceptance and they might not gain market acceptance among physicians, patients, healthcare payers and the medical community.

The degree of market acceptance will depend on a number of factors, including:

  demonstration of the clinical efficacy and safety of the products;

  cost-effectiveness;

  potential advantage over alternative treatment methods;

  the effectiveness of marketing and distribution support for the products; and

  reimbursement policies of government and third party payers.

If our product candidates do not achieve significant market acceptance, our business and financial condition will be materially adversely affected.

Our products may become technologically obsolete.

We have developed a particular skill in creating chemokine and cytokine based product candidates. Biotechnology and related pharmaceutical technology are subject to rapid and significant change. Our success will depend in large part on our ability to maintain a competitive position with respect to our chemokine and cytokine products in comparison to technologies that might be developed. If we are unsuccessful in our ongoing development activities, our current compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with the development of these product candidates.

Our success may depend in part on the extent to which reimbursement for the cost of our products will be available from government health administration authorities, private health coverage insurers and other organizations, since potential customers might not use our products if such reimbursement is not available.

At the present time, we have not established that such governmental authorities or non-governmental providers will reimburse physicians and patients for the use of our products. Recently, the prices of medical products and services have increasingly been examined and challenged by third parties and consumers of such products and services. We anticipate that new federal or state legislation will be proposed to attempt to provide broader and better health care and to manage and contain costs. Since we have not yet established reimbursement coverage, we face significant uncertainty as to the reimbursement status of newly approved health-care products and whether third party reimbursement will be available at price levels sufficient for us to realize our desired returns.

Since we will be administering our products in human clinical trials and thereafter to patients, we will be subject to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products.

Our clinical studies include trials on humans. These studies create a risk of liability for serious side effects to participants resulting from an adverse reaction to the products being tested or resulting from negligence or misconduct and the associated adverse publicity. We manage our liability risks by trying to follow proper protocols and through product liability insurance. We currently purchase liability insurance for clinical trials at the time we begin such trials. At the present moment, we have liability coverage limits of $3,000,000. Such insurance is expensive and difficult to obtain. In the future, insurance coverage might not be available to us on acceptable terms, if at all. If we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims we might not be able to commercialize our products. If we face a future product liability claim or a product withdrawal, we will suffer a material adverse effect on our financial condition.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials, which are subject to certain laws and regulations. We cannot eliminate the risk of accidental contamination or injury from these materials.

We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. We cannot eliminate the risk of accidental contamination or injury from these materials. If such an accident occurs, we might be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability.

Risks Related to Our History or to Our Business

Since we are at an early stage of development, we have not completed the development of any product and we have not begun to market or generate revenues. We do not anticipate generating any revenue in the foreseeable future. If we are unsuccessful in completing the developing and marketing of our products, our securities will be worthless.

We were founded in 1998 and are at an early stage of development. Our operations to date have consisted primarily of developing and testing our products. Our products will require significant additional clinical testing and investment prior to commercialization. A commitment of substantial resources by us and/or future collaborative partners to conduct time-consuming research and clinical trials will be required if we are to complete the development of our portfolio of products. None of our products has yet met applicable regulatory standards, has received regulatory approvals, has been produced in commercial quantities at reasonable costs or has been successfully marketed. We do not know if we will be able to complete these tasks. Even if one or more of our products should be approved by the regulatory authorities, the approval may not be for the treatment of a disease whose market is large enough to recoup our investment in that product. We do not expect any of our products to be commercially available for several years. Accordingly, we do not know if and when we will generate revenues from our products. Because of these uncertainties, we might never generate enough revenue to allow you to recoup and profit from your investment.

Since we have a history of operating losses and expect expenses and losses to increase in the near term, we do not know if we will ever become profitable or that our investors will ever recoup or profit from their investment in our shares.

To date, we have not recorded any revenues from the sale of products. From the date of incorporation to December 31, 2004, our accumulated losses are approximately $11.0 million. Since inception we have earned no revenues from the sale of any of our product candidates. We expect expenses and losses to increase in the near term as we fund research and development and general and administrative expenses. We expect to continue to incur substantial operating losses unless and until product sales and royalty payments generate sufficient revenues to fund continuing operations. As a result, investors might never recoup their investment or profit from their investment in our shares.

Since our success is dependent on the commencement and completion of clinical trials, regulatory approval and introduction of our products into the market, and since we have completed none of the tasks at this time, we do not know if we will be able to complete them.

The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and the inability to establish on favourable terms the collaborative partnerships that we plan to use for the completion of Phase III clinical trials and the marketing and manufacturing of our product candidates. We might not be able to complete the clinical trials involving CTCE-9908, CTCE-0214 or any other product candidates, to make the necessary regulatory submissions, or to gain regulatory approvals necessary for marketing our products. Our failure to achieve these objectives will mean that investors will not be able to recoup their investment or to receive a profit on their investment.

We will continue to require substantial additional funds for further research and development, planned clinical trials and regulatory approvals. We might not be able to obtain additional funding on acceptable terms if at all. Without additional funding, we will fail.

Since inception to the end of December 2004, we have raised approximately $20.0 million, net of offering costs, from the sale of equity securities, including proceeds from our recently completed initial public offering in December 2004. Although we believe our current resources and the funds raised through our initial public offering will provide funds for our operations for at least two years, we will require substantial additional funds for further research and development, planned clinical trials and regulatory approvals. Our planned cash requirements may vary materially in response to a number of factors, including research and development on our products, clinical trial results, changes in any aspect of the regulatory process, and delays in obtaining regulatory approvals. We may seek further funding through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies or from other sources. Further equity financings may substantially dilute your shares. If we cannot obtain the required additional funding, then investors will not be able to recoup their investment or to profit from their investment.

Since we rely substantially on our ability to patent our intellectual property or maintain our proprietary information as trade secrets in developing our products, our success will depend on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or preventing third parties from circumventing our rights. As described below, there is considerable uncertainty about our intellectual property rights. If we are unsuccessful in establishing the validity of our intellectual property rights, we will likely fail as a company and our securities will be worthless.

The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information and technologies. We have filed and are actively pursuing applications for U.S., Canadian and foreign patents. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. We are uncertain whether:

  any of our patent applications will result in the issuance of patents;

  we will develop additional proprietary products that are patentable;

  any patents issued to us or those that already have been issued will provide us with any competitive advantages;

  we will be challenged by third parties on the validity of our patents;

  the patents of others will impede our ability to do business;

  third parties will be able to circumvent our patents;

  third parties will independently develop similar products that will not infringe our products;

  third parties will duplicate any of our products not covered by a patent; or

  third parties will design around our patents.

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, we might not be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If such licenses are not obtained, we could encounter delays in the introduction of products or find that the development, manufacture or sale of products requiring such licenses could be prohibited. There is a substantial amount of litigation over patent and other intellectual property rights in the pharmaceutical industry generally. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and would divert resources from our core business. If we are faced with challenges or litigation, we might not have the financial resources to defend our rights.

Since patent applications in the United States are maintained in secrecy until the patent is issued or foreign counterparts, if any, published and, since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we do not know if there are currently pending applications that would result in issued patents that would interfere with our products. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favourable to us.

Much of our know-how and technology might not be patentable. To protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. However, these agreements might not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We intend to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We will not have control over how they perform their contractual obligations. Accordingly, we will suffer if they do not fulfill their contractual obligations.

For example, Pharmaceutical Product Development, Inc. has invested in our preferred shares and, on a fee-for-services basis, managed certain preclinical trials and preparation of our Investigational New Drug application of our product candidate, CTCE-0214. We may enter into additional corporate agreements to develop and commercialize product candidates. We might not be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful. In addition, third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us.

These arrangements may place responsibility on our collaborative partners for Phase III clinical trials, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. These third parties might not fulfill their obligations in a manner which maximizes our revenues. These arrangements may also require us to transfer certain material rights or issue equity securities to corporate investors, licensees and others. If we license or sublicense our commercial rights to others, we might realize reduced product revenue compared to our direct commercial exploitation. Moreover, we might not derive any revenue or profit from these arrangements. In addition, our current strategic arrangements might not continue. Collaborators might also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, and compete directly with us.

In addition, we have no direct experience in marketing, sales or distribution, and we do not intend to develop a sales and marketing infrastructure to commercialize pharmaceutical products. If we develop products eligible for commercial sales, we intend to rely on third parties such as licensees, collaborators, joint venture partners or independent distributors to market and sell these products. We might not be able to obtain access to a marketing and sales force with sufficient technical expertise and distribution capability. We also will not be able to control the resources and effort that a third party will devote to marketing our product candidates. If we are unable to develop and maintain relationships with third parties with the necessary marketing and sales force, we may fail to gain market acceptance of our product candidates, and our revenues could be impaired.

We are dependent on Dr. Hassan Salari and the loss of his services will adversely impact the achievement of our objectives.

Dr. Hassan Salari has the scientific knowledge and research expertise in the field of chemokines and cytokines on which we depend for direction in developing our drug candidates. Dr. Salari has the reputation and respect required in the scientific and business community that we need in order to attract investors, customers, joint venturers, and strategic partners. If we were to lose his services, the probability of achieving our business and scientific objectives would be severely diminished.

We must manage our growth effectively in order to keep pace with the market and with customer demand. If we are unable to do so, we will fail.

This growth might place significant strains on our management, financial position, sales and other employees and on our internal systems and controls. If we are unable to effectively manage our growth, our business, financial condition and results of operations will be materially and adversely affected.

Since Dr. Hassan Salari is indirectly our controlling shareholder and has significant control over our business and affairs, the election of our directors and over the outcome of most corporate actions requiring shareholder approval, you will have very little influence on our management and our business decisions.

Dr. Hassan Salari is, indirectly, the controlling shareholder, Chairman, President and Chief Executive Officer. Dr. Salari's family currently is the beneficial owner of 6,247,101 common shares held by Pacific Medical Corp., which represents approximately 18.5% of our voting common shares and voting series A preferred shares as of March 1, 2005. Consequently, Dr. Salari has significant influence over our business and affairs, the election of our directors and over determining the outcome of most corporate actions requiring shareholder approval, including any merger, acquisition, consolidation or sale of all or substantially all of our assets. If he makes inappropriate decisions, our shareholders will suffer a decline in the value of their shares.

Sales of our common shares which are presently owned by our directors and officers could reduce the market price of our common shares when the resale restrictions expire.

Dr. Salari and other directors and officers own approximately 18.5% of our outstanding voting shares. The common shares controlled by Dr. Salari and other directors and officers are subject to escrow and or other restrictions on resale. At the completion of our initial public offering, there were a total of 6,247,101 common shares subject to the escrow requirements of Canadian National Policy 46-201 or approximately 18.5% of our outstanding voting shares. On December 30, 2004, after the listing of the common shares for trading on the Toronto Stock Exchange as an established issuer, as defined in NP46-201, 25% of the common shares held in escrow were released from escrow and 25% will be released on each of the dates that are 6, 12, and 18 months thereafter. In addition, a total of 6,000,001 common shares held by Pacific Medical Corp., a company of which Dr. Hassan Salari is one of the beneficial owners, may be sold under Rule 144 subject to their release from escrow and volume limitations in any three month period of the higher of (i) 1% of our total issued and outstanding common shares; and (ii) the weekly trading volume for the four weeks preceding the sale, as long as Pacific Medical Corp. holds greater than 10% of our issued and outstanding common shares or Dr. Hassan Salari is an affiliate of us. Once the restrictions fall away, Dr. Salari and our directors and officers may sell their shares in the market. If Dr. Salari and our directors and officers sell substantial amounts of shares upon release from escrow, the market price of our common shares will decline. The interests of our current management might conflict with your interests. Accordingly, if they sell their shares, the price of your shares might decline.

Our common shares are listed on the Toronto Stock Exchange and not on any U.S. exchange.  Our shares have not been registered in any state.

Our common stock is listed on the Toronto Stock Exchange (TSX) and not on any exchange in the United States. Accordingly, investors in the United States may find it more difficult to buy and sell shares than if our common shares were traded in the United States. Furthermore, we do not currently meet the listing standards for the NASDAQ stock exchange, the New York Stock Exchange and the American Stock Exchange and do not know when or if we will ever meet such listing standards. Accordingly our common shares might have less liquidity than if our common shares were listed on such exchanges.  Further, we have not registered or qualified our common shares in any state.  Accordingly you may not be able to resell the shares to residents of a state unless and until you register or qualify our shares for transfer to another person.

Penny stock regulations of the SEC may impose certain restrictions on marketability of our shares. Accordingly, investors might not be able to sell their shares as easily or for the price that would be available to them if these restrictions did not apply.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, additional sales practice requirements apply to United States broker-dealers who sell our securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by such rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. These rules require, among other things, that a broker engaging in a transaction in our securities provide its customers with:

  a standardized risk disclosure document;

  current quotations or similar price information;

  disclosure of the amount of compensation or other remuneration received by the broker and its sales persons as a result of the penny stock transactions; and

  monthly account statements.

As a result of these additional sales practice and disclosure requirements, fewer broker/dealers may be willing to make a market in our common shares. Consequently, investors may be unable to resell their common shares in the United States.

Overhang of common shares on the exercise of warrants and the sale of common shares by the selling shareholders could depress our stock price. The potential future sale of large amounts of common shares might depress the market price of our common shares. The common shares that might be sold in the future were issued in a series of private transactions.

On May 6, 2004, we completed a Regulation S offering of 1,697,715 units, with each unit consisting of one common share and one share purchase warrant. In addition we issued to Canaccord Capital Corporation ("Canaccord") 528,977 common shares and 664,794 warrants to purchase common shares as compensation in the Regulation S offering. Each warrant entitles the holder thereof to purchase an additional common share at a price of CDN$1.00 until May 6, 2006.

Our registration statement that became effective on December 17, 2004, covers the offer and sale from time to time of the common shares issued to the investors in the Regulation S offering and the common shares to be issued upon the exercise of the share purchase warrants issued to the investors in the Regulation S offering. The maximum number of common shares that may be resold by these investors or selling shareholders pursuant to this prospectus is 2,226,692 common shares directly owned. In addition, the selling shareholders and Canaccord may exercise their warrants for our common shares at any time through May 6, 2006, and resell such shares pursuant to this prospectus. The total number of common shares subject to such warrants is 2,362,509.

Further, we issued to Canaccord, one of our agents in our initial public offering, in connection with our public offering, 100,000 common shares. In connection with our initial public offering, we also issued to our selling agents warrants to purchase a maximum of 1,472,000 common shares. We will register the common shares underlying the warrants for resale by the warrant holders, and they may resell such common shares at any time thereafter in compliance with the then applicable laws and regulations. We intend to keep such registration statement current during this period of time. If it is not kept current, then the shareholders will not be able to sell their shares unless an exemption from registration is available.

The selling shareholders have indicated that they are acting independently of us in determining the manner and extent of sales of the common shares and warrants included in this offering. We will receive none of the proceeds of such sales.

Such sales of our common shares and warrants by the selling shareholders, and by other existing shareholders, or the perception that those sales may occur, could cause the trading price of our stock to decrease or to be lower than it might be in the absence of those sales or perceptions.

Pharmaceutical Product Development, Inc. holds 2,000,000 series A preferred shares that are superior to shares of common stock. These preferred shares may be converted at any time into common shares, thus diluting the common shares.

Each series A preferred share is convertible into one common share. Accordingly, our common shares are subject to the preferences of 2,000,000 of the series A preferred shares. The series A preferred shares are entitled to equal dividends with our common shares. The series A preferred shares have a liquidation preference of $1.35 per series A preferred share. Accordingly, if we are liquidated, the holders of common shares will be at risk that their return in any liquidation will be diluted by the preferred distributions to the series A preferred shareholders. Further, if the preferred shares are converted into common shares, the common shareholders will be subject to dilution.

Our stock price is likely to be volatile and could drop unexpectedly. As a result, we might be subject to lawsuits.

Our common shares have been publicly traded only since December 2004. We only have 31,743,206 common shares outstanding, and our common stock is thinly traded. For example, in the five business days prior to March 11, 2005, the average daily trading volume of our common stock was 55,000. The market price of our common stock could become subject to significant fluctuations. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology companies. As a result, the market price of our common stock may materially decline, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive and diverts management's attention and resources.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that reflect our current views with respect to future events and financial performance. In some cases, you can identify forward-looking statements by words like "believe", "expect", "estimate", "anticipate", "intend", "project", "plan", "may", "should", "potential" and "continue".

These forward-looking statements include, among other things, statements relating to:

  our anticipated business strategies;

  our pending and anticipated clinical trials;

  our intention to introduce new product candidates;

  our relationships with third parties, including manufacturers, clinical research organizations, collaborative partners, contract sales organizations and suppliers;

  anticipated trends in our business;

  sufficiency of resources to fund operating and capital requirements;

  operating cash burn rates;

  future capital expenditures; and

  our ability to conduct clinical trials and obtain regulatory approval.

The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions about us. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, the success or failure of our clinical trials, the speed at which our clinical trials progress, the success of our competitors in developing products equal or superior to ours and the timing of their development of such products, the success of our collaborative relationships and the other reasons described under "Risk Factors". Except for our ongoing obligations to disclose material information under applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus may only be accurate on the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling shareholders to be issued upon exercise of warrants held by them. We will receive proceeds upon the exercise of warrants by the Selling Shareholders. If all of the selling shareholders exercise the warrants underlying the shares being registered for cash, we will receive an aggregate of approximately CDN$4,394,509. We will use such funds, if any, to fund clinical trials and for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

The price of the common shares our selling shareholders are offering will be determined by the selling shareholder at the time of sale and will likely reflect the prevailing market price of our common stock.

MARKET FOR OUR COMMON SHARES AND RELATED SHAREHOLDERS MATTERS

Market for Our Common Shares

Our common stock has traded on the Toronto Stock Exchange under the ticker symbol "CTI" since December 30, 2004. Prior to that time, there was no public market for our common stock. The table below lists the quarterly high and low sales prices for our common stock as reported by the Toronto Stock Exchange for the periods indicated. As of March 1, 2005, the closing sale price for our common stock was CDN$1.46 per share.

	High (CDN$)	Low (CDN$)
2004
Fourth Quarter	1.05	1.00

Shares Subject to Future Issuance

We have issued the following securities that are convertible into common shares:

  options to acquire a total of 2,181,000 common shares granted to essential employees, directors and officers with exercise prices of CDN$1.00, US$1.25 and US$1.35;

  options to acquire a total of 762,000 common shares granted to consultants with exercise prices of CDN$1.00 and US$1.00;

  share purchase warrants issued to investors entitling them to purchase a total of 1,876,450 common shares at exercise prices from US$1.25 to US$1.50 per share and 13,300 common shares at an exercise price at US$2.25;

  share purchase warrants issued to investors entitling them to purchase a total of 1,697,715 common shares at an exercise price of CDN$1.00 per share expiring on May 6, 2006;

  share purchase warrants issued to Canaccord Capital Corporation entitling Canaccord to purchase a total of 664,794 common shares at an exercise price of CDN$1.00 per share expiring on May 6, 2006;

  2,000,000 shares of series A preferred shares which are convertible, at the option of the holders, or automatically in certain circumstances, into a total of 2,000,000 common shares;

  500,000 share purchase warrants issued at the closing of our initial public offering to Pharmaceutical Product Development, Inc., entitling Pharmaceutical Product Development, Inc., to purchase a total of 500,000 common shares at an exercise price equal to CDN$1.00, expiring December 30, 2007;

  60,000 share purchase warrants issued at the closing of our initial public offering to The Equicom Group, Inc., entitling The Equicom Group, Inc., to purchase a total of 60,000 common shares at an exercise price equal to CDN$1.00, expiring on December 30, 2006;

  1,280,000 share purchase warrants issued on December 30, 2004, to our selling agents, entitling the selling agents to purchase a total of 1,280,000 common shares at an exercise price equal to CDN$1.00, expiring June 30, 2006; and

  192,000 share purchase warrants issued to our selling agents upon their exercise in full of the over-allotment options in connection with our initial public offering, entitling the selling agents to purchase a total of 192,000 common shares at an exercise price equal to CDN$1.00, expiring on June 30, 2006.

The outstanding options and warrants are described in more detail in "Description of Securities - Warrants and Options".

Approximately 31,496,106 of the 31,743,206 common shares outstanding as of the date of this prospectus are free trading or could be sold pursuant to Rule 144 under the Securities Act as of 90 days of the date of the final prospectus receipt. Pacific Medical Corp., a company of which Dr. Hassan Salari is one of the beneficial owners, holds 6,000,001 common shares which may be sold under Rule 144 subject to volume limitations in any three month period of the higher of (i) 1% of our total issued outstanding common shares; and (ii) the weekly trading volume for the four weeks preceding the sale, as long as Pacific Medical Corp. holds greater than 10% of our issued and outstanding common shares or Dr. Hassan Salari is an affiliate of us. Pacific Medical Corp.'s common shares are also subject to escrow pursuant to the Canadian National Policy 46-201 "Escrow for Initial Public Offerings" ("NP46-201"). After the listing of our common shares for trading on the Toronto Stock Exchange on December 30, 2004, as an established issuer (as defined in NP46-201), 25% of the common shares of Pacific Medical Corp. were released from escrow and 25% will be released on each of the dates that are 6, 12 and 18 months thereafter. See "Escrowed Securities".

We are not offering or proposing to offer publicly any of our common shares; the selling shareholders are offering only those common shares which are included in this registration statement.

Holders

As of March 14, 2005, there were approximately 232 holders of record of our common shares, which does not reflect the beneficial stockholders whose shares are held in nominee names.

Dividends

In the past, we have not declared cash dividends and at this time we do we intend to declare dividends. We are not subject to any legal restriction respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Our future dividend policy will be based on our cash resources and needs. We do not anticipate declaring dividends for the foreseeable future, as we anticipate that all our available cash will be needed for our operations.

SELLING SHAREHOLDERS

This Prospectus covers offers from time to time by the selling shareholders of their directly owned common shares and the shares to be issued to the selling shareholders upon the exercise of warrants. The following chart shows the maximum offering of common shares that may be sold by the selling shareholders pursuant to this Prospectus:

Name of Security	Amount
Directly-owned common shares	2,070,692

Common shares to be issued upon exercise of warrants	4,394,509

All of these shares were issued in private transactions and as part of our compensation to the selling shareholders for services rendered on our behalf in connection with our initial public offering, which closed on December 30, 2004, and the exercise of the over-allotment option on January 31, 2005, as further discussed below. The selling shareholders are not obligated to sell their common shares; they may elect to hold their shares indefinitely; they may elect to sell some or all of their common shares from time to time during the period that the registration statement remains effective. We will keep the registration statement current and effective until June 17, 2006. After that, the selling shareholders will only be able to sell their common shares if their common shares are again registered or if an exemption from registration is available.

Set forth below are the selling shareholders' names, the number of common shares they own or have the right to receive upon exercise of warrants as of the date of this prospectus and the number of common shares they each may offer with this prospectus. If the selling shareholders sell all of their shares indicated below in the table, then none of them would own any of our shares after the offering.

Selling Shareholder(1)	Common Shares Beneficially Owned Prior to Offering(2)	Common Shares Registered For Sale by Shareholders	Common Shares issuable upon Exercise of Warrants Registered for Sale by Shareholders
Wayne Schnarr	71,430 (35,715)	35,715	35,715
Jeremy Teraoka	72,000 (36,000)	36,000	36,000
KM & RS Trading Ltd. (Kazem Seyednejad)	184,000 (102,000)	82,000	102,000
Neuro Discovery Limited Partnership (James Miller)	650,000 (425,000)	225,000	425,000
Ryaz Shariff	20,000 (10,000)	10,000	10,000
Nairbo Investments Inc. (Michael O'Brian)	1,000,000 (500,000)	500,000	500,000
Bradley Thompson	40,000 (20,000)	20,000	20,000
Matthew Coffey	32,000 (16,000)	16,000	16,000
Edward McFeely	72,000 (36,000)	36,000	36,000
Tiny Island Investment Club (Bruce Beasley)	(36,000)	0	36,000
H. J. Investment Inc. (Herbert Chui)	30,000 (15,000)	15,000	15,000
570108 BC Ltd. (Raymond A. McLean)	430,000 (215,000)	215,000	215,000
Tocher Holdings Ltd. (Raymond A. McLean)	430,000 (215,000)	215,000	215,000
Loon Properties (Robert Bosa)	72,000 (36,000)	36,000	36,000
Canaccord Capital Corporation(3)	1,898,430 (1,269,453)	628,977	1,269,453
Osprey Capital Partners	(295,000)	0	295,000
McFarlane Gordon, Inc.	(260,155)	0	260,155
Jennings Capital Inc.	(260,155)	0	260,155

Selling Shareholder(1)	Common Shares Beneficially Owned Prior to Offering(2)	Common Shares Registered For Sale by Shareholders	Common Shares issuable upon Exercise of Warrants Registered for Sale by Shareholders
Wellington West Capital Inc.	(52,031)	0	52,031
Pharmaceutical Product Development, Inc.	(500,000)	0	500,000
The Equicom Group, Inc.	(60,000)	0	60,000
Total	6,465,201 (4,394,509)	2,070,692	4,394,509

  The person identified in parenthesis is the natural person representing the shareholder who exercises dispositive and voting rights with respect to the shares.

  The number in parentheses indicates the number of beneficially owned shares represented by warrants that are currently exercisable held by any Selling Shareholder.

In exchange for acting as our selling agents for our initial public offering, we paid Canaccord, McFarlane Gordon, Inc., Jennings Capital Inc. and Wellington West Capital Inc. a commission of 7.5% of the gross proceeds and granted them warrants for the purchase of that number of common shares equal to 8% of the common shares subscribed for under the initial public offering (including shares subscribed for in connection with the selling agents' exercise in full of their over-allotment option), exercisable for a term of eighteen months from the date of closing of the offering at an exercise price of CDN$1.00. We also issued to Osprey Capital Partners, who acted as a selling group member, warrants for the purchase of 295,000 common shares under the same terms as the warrant issued to our selling agents. We agreed to file a registration statement with respect to the shares underlying these warrants pursuant to the terms of the Amended Agency Agreement entered into by and among the selling agents and us. In addition, we paid Canaccord 100,000 shares of our common stock as a corporate finance fee and The Equicom Group, Inc., warrants to acquire 60,000 shares of our common stock as compensation for investor relations consulting, both rendered in connection with our initial public offering. We also agreed to register the corporate finance shares and the Equicom warrants.

We have agreed to pay full costs and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of such items. We will not pay selling commissions and expenses associated with any sale by the selling shareholders.

PLAN OF DISTRIBUTION

If the selling shareholders desire to sell their shares, they must make their own arrangements with a broker-dealer who is willing to assist them in selling their shares. Our shares have not been registered or qualified under the laws of any state and the selling shareholders have the responsibility to assure that the shares may be legally traded by qualifying or registering the shares in a particular state or by determining that an exemption from such qualification or registration is available.

When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares by selling shareholders will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) through the facilities of a stock exchange or over-the-counter markets, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. We have not been advised by any selling shareholder that it has entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor has any selling shareholder advised us that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholder.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Equicom Group received warrants to purchase 60,000 shares of our common stock in a private transaction on December 30, 2005. The common shares to be acquired by The Equicom Group upon exercise of their warrants are registered for resale in the United States and are included in this prospectus. The common shares may be resold at any time within the United States, subject to compliance with state blue sky laws. However, the common shares may not be resold by The Equicom Group in Canada until April 30, 2005, and thereafter.

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

  the name of each selling shareholder(s) and of the participating broker-dealer(s),

  the number of shares involved,

  the price at which the shares were sold,

  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

  that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

  other facts material to the transaction.

  In addition, upon being notified by any selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

  Section 15(g) of the Exchange Act

  Our common shares are covered by the "penny stock" rules under Section 15(g) of the Securities and Exchange Act of 1934, as amended, and the related rules of the Securities and Exchange Commission. These rules impose additional sales practice requirements on United States broker/dealers who sell our securities. These rules require, among other things, that a broker engaging in a transaction in our securities provide its customers with:

    a standardized risk disclosure document;

    current quotations or similar price information;

    disclosure of the amount of compensation or other remuneration received by the broker and its sales persons as a result of the penny stock transactions; and

    monthly account statements.

  The foregoing rules apply to broker/dealers. The broker must provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained in the customer's confirmation. The broker prepares the information provided to the broker's customers. Because we do not prepare the information, we have no control over whether information is current or complete.

  BUSINESS OF CHEMOKINE THERAPEUTICS CORP.

  Overview

  We are an early stage biotechnology company developing drugs in the field of chemokines and cytokines. Chemokines are a class of cytokines which play major roles in physiological processes such as the metastasis of cancer, blood cell mobilization, autoimmune and inflammatory diseases. Cytokines are proteins that regulate a large number of physiological functions, including blood cell supply and tissue development. Some well known cytokines that are approved therapeutics for blood cell formation and are currently on the market are Neupogen® and Epogen®.

  Our objective is to discover drug candidates that target chemokine receptors and develop them through Phase II clinical trials. Provided that we reach this stage with individual drug candidates, we intend to enter into agreements with larger biotechnology and pharmaceutical companies to co-develop our drug candidates through Phase III and Phase IV of clinical trials. In some circumstances, when appropriate, we may license a product to a partner at an earlier stage. We intend to license the marketing of our product candidates to companies with existing infrastructure for the marketing of pharmaceutical drugs.

  Chemokine Therapeutics Corp. was founded on July 15, 1998. We are incorporated under the laws of the State of Delaware. We have a wholly owned subsidiary in British Columbia, Chemokine Therapeutics (B.C.) Corp., incorporated under the laws of the province of British Columbia, which employs all of our executive management.

  Our Offices and Research Facilities

  Our headquarters are located in Vancouver, British Columbia, at the University of British Columbia. Our research activities are centralized in Vancouver under Globe Laboratories Inc. in an incubator facility on the campus of University of British Columbia. Globe Laboratories is a company 66.7% owned by Dr. Hassan Salari and is engaged in chemokine research for us on a contracted operating cost basis plus a 2% margin. Globe Laboratories is eligible for Canadian scientific research and development tax credits. Pursuant to a development agreement between Globe Laboratories and us, all proprietary interest, including all patent rights, trademarks, copyright, trade secrets and confidential information in the product candidates developed by Globe Laboratories for us is our exclusive property.

  Through our location on the campus of University of British Columbia and our affiliation with University of British Columbia, we have access to a wide range of equipment and scientific facilities, such as University of British Columbia's animal facility. This allows us to minimize costs while maintaining quality. We lease office space of 3,600 square feet at the University of British Columbia from a third party and 1,200 square feet in Vancouver, B.C., from Salari Enterprise Ltd., a company 100% owned by Dr. Hassan Salari, our Chairman, President and Chief Executive Officer.

  Dr. Hassan Salari has had previous experience with the formation and development of biopharmaceutical companies and is a scientist in the field of drug discovery and development.

  We have established a network of research collaborations with the following universities or organizations:

    University of British Columbia, Vancouver

    Memorial Sloan Kettering Cancer Center, New York

    Indiana University Medical School, Indianapolis

    University of California, Blood and Marrow Transplantation Division, San Diego

    Chinese University, Hong Kong

    Center for Cancer Research, National Cancer Institute, Bethesda

  Although these are beneficial research collaborations, we are not dependent on any of such collaborations. We do not pay the institutions for these collaborations and the institutions are not required to provide us anything definite in return. These institutions have permission to use our products for research, but they do not otherwise gain any right to our technology. These collaborations allow researchers at these institutions to pursue their own research interests with our products. We may benefit from papers they publish and other results of their research. Many medical schools and cancer institutes conduct research on cancer-related topics and we believe we could establish collaborations with other institutions if it were beneficial to us.

  We also maintain a close collaboration with the research scientists and doctors on our Medical and Scientific Advisory Board including, amongst others: Malcolm A. Moore, co-inventor of Neupogen®, and Edward D. Ball, co-founder of Medarex, Inc.

  A Note on Clinical Trials

  A clinical trial is a type of research study that tests an investigational new drug or method to evaluate its safety and efficacy in humans. Clinical trials in the United States are overseen by the Food and Drug Administration, or FDA, and may be carried out in a clinic, hospital or other medical facility. In Canada, clinical trials are overseen by the Therapeutics Products Directorate. In both countries there are usually four phases of clinical trials, I through IV.

  An Investigational New Drug application, or IND, is a request for authorization from the FDA to administer an investigational drug or biological product into humans. Such authorization must be secured prior to commencement of Phase I clinical trials.

  Phase I clinical trials are typically the first study of a drug in humans. These studies typically evaluate safety, and pharmacokinetics, the metabolism and action of the drug, in a small group of usually fewer than 50 healthy subjects. Phase I clinical trials can also allow researchers to evaluate dose levels as well as route of administration.

  Phase II clinical trials are designed to measure efficacy, short-term tolerability and further information related to the optimum dose in specific patient groups for specific diseases. These trials are usually conducted with patients who are suffering from the disease. The studies involve a greater number of subjects than Phase I clinical trials.

  A Phase III clinical trial compares the results of people taking a new treatment with results of people taking standard treatment, for example, which group has better survival rates or fewer side effects. In most cases, studies move into Phase III clinical trials only after a treatment has shown an acceptable safety profile and preliminary efficacy results in Phases I and II. Phase III trials may include hundreds of people.

  A Phase IV clinical trial is conducted once a drug has been approved and is being marketed. The drug is studied in a Phase IV clinical trial to evaluate side effects of the new treatment that were not apparent in the Phase III trial. Phase IV clinical trials involve testing in large groups of people, sometimes in the thousands.

  Phase I, Phase II, Phase III and Phase IV generally have the same meaning in the U.S., Canada and Europe. The clinical results from one jurisdiction can be used in an application in another jurisdiction to avoid duplicating clinical trials; however, generally, each of the U.S., Canada and Europe will require at least a Phase III study to be completed in their jurisdiction prior to granting new drug approval.

  We intend to seek regulatory approval for marketing of a new drug in both North America and in Europe if and when our drug candidates are successful in completing Phase III clinical trials. We cannot give you assurance that any of our drug candidates will demonstrate safety and efficacy during the conduct of clinical trials necessary to gain regulatory approval.

  Our Relationship with Pharmaceutical Product Development, Inc.

  We have a strategic relationship with Pharmaceutical Product Development, Inc. (PPDI) (NASDAQ: PPDI). PPDI acquired 2,000,000 series A preferred shares through an investment of $2,700,000 and we granted to PPDI share purchase warrants entitling PPDI to purchase 500,000 common shares at an exercise price equal to CDN$1.00 per share expiring on December 30, 2007. PPDI currently holds approximately 5.9% of our voting securities.

  We granted PPDI an option, exercisable for up to 90 days, to license CTCE-0214 following completion of the Phase I clinical trials. PPDI also provides regulatory services and general consulting services for the development of CTCE-0214 at market rates. If PPDI exercises its option, PPDI will pay us a total of $15 million in payments upon achieving certain milestones: (i) $1.5 million upon exercise of the option; (ii) $2 million upon initiation of Phase III clinical studies; (iii) $4,000,000 upon acceptance of a new drug application filing with the FDA; (iv) $7,500,000 upon approval of the new drug application by the FDA. In addition we will receive a royalty at one of two rates based on whether or not CTCE-0214 is sold in a country in which we can enforce our patent rights. The rates will increase based on the level of net sales of CTCE-0214. The rates vary from 8% on net sales of less than or equal to $400,000,000, 10% on net sales of $400,000,000 to $1,000,000,000, and 12% on net sales above $1,000,000,000. In addition PPDI will pay the entire cost of drug development, including manufacturing, clinical trials and regulatory fillings.

  Under our agreement with PPDI, we will fund the Phase I clinical studies of CTCE-0214. When we decide to license any other of our compounds to a third party, we will give notice to PPDI and allow PPDI the first opportunity to negotiate a license with us. If PPDI has no interest in a compound or we are unable to reach an agreement on a license, we may then negotiate and grant licenses to other companies.

  Although PPDI may terminate the relationship at any time, subject to any then existing obligations, we have no general right to terminate the relationship, except in case of PPDI's insolvency. If PPDI terminates the relationship, we would have no ongoing obligation to PPDI, other than with respect to options that PPDI had previously exercised.

  We have also engaged PPDI as a consultant relating to the development of CTCE-0214, including the design and execution of clinical trials; the evaluation of the results of clinical trials; and the design, execution and evaluation of research and development activities. We have agreed to pay PPDI a consulting fee of $150,000 in equal monthly payments of $25,000 per month over the six month period beginning December 2004.

  Our Relationship with Procter & Gamble Pharmaceuticals, Inc.

  We have a research collaboration with Procter & Gamble Pharmaceuticals, Inc. (P&GP), a subsidiary of The Procter & Gamble Company (NYSE: PG) to develop chemokine-based drugs for the treatment of cardiovascular disease. Under the terms of the agreement, we have provided P&GP with an exclusive research opportunity to evaluate certain of our preclinical compounds for their development potential. P&GP will assume responsibility for the research and development program, while we will be responsible for manufacturing the compounds for the program. In addition, we have the potential to receive pre-defined milestone and royalty payments upon P&GP's execution of an option to license and develop a compound for commercialization following the conclusion of the research program.

  Our Relationship with the University of British Columbia

  On September 22, 1999 we entered into a license agreement with University of British Columbia. The license grants to us exclusive worldwide rights to research, develop and commercially exploit certain patented technologies, which remain the property of University of British Columbia. The licensed technology relates to therapeutics involving stromal cell-derived factor 1, or SDF-1 peptide antagonists and agonists which are currently applicable to our drug candidates CTCE-9908 and CTCE-0214, respectively.

  Under the agreement we are obligated to achieve various milestones and to make milestone payments and to pay royalties of 2% of any revenues or other consideration derived from the licensed technologies. The remaining milestone payments on one of either CTCE-9908 or CTCE-0214 include the following: (i) CDN$100,000 at the time of completion of Phase II clinical trials; (ii) CDN$250,000 at the time of completion of Phase III clinical trials; and (iii) CDN$500,000 on the filing for new drug approval. We have paid a total of CDN$15,000 to University of British Columbia upon the execution of the agreement in 1999 and CDN$50,000 in 2003 in connection with our filing of an Investigational New Drug application.

  The term of the license agreement is the longer of 20 years from the date of the agreement and the expiration of the last patent relating to the licensed technology. The license agreement shall automatically terminate if any proceeding under the Bankruptcy and Insolvency Act of Canada is commenced by or against us. In addition, University of British Columbia may terminate the agreement for various reasons including if we become insolvent, fail to pay monies due under the agreement, breach certain terms of the agreement, or if the licensed technology becomes subject to a lien, charge or encumbrance.

  Our Business

  Chemokine Therapeutics Corp. is a biotechnology company with specific interest in protein-based drug development. We are specifically focused on protein-based drugs that target a class of cytokines known as chemokines. Cytokines are soluble proteins produced by cells to control interactions between other cells. Chemokines, more specifically, are a complex family of small proteins produced in the body, which have a regulatory function in the development and migration of various cell types. Of particular interest is the role chemokines play in controlling the movement of cells in the immune system and in activating the immune system to fight disease or to maintain the normal functioning of the immune system.

  Drug Discovery Capabilities

  We have a team of chemists and biologists headed by our Chief Executive Officer, Dr. Hassan Salari, that has developed an approach to discovery and lead optimization of chemokine and cytokine based drug candidates. Lead optimization is the complex process of refining the chemical structure of a potential drug candidate to improve its drug characteristics, with the goal of producing a pre-clinical drug compound. Even though they occur naturally in the body, the majority of chemokines and cytokines in their natural state are not suitable for use as therapeutic drugs due to their instability, potential side effects such as allergic reactions, fever and bone pain. We have developed techniques to generate small versions or analogs of natural chemokines or cytokines, which copy the function of chemokines known as agonists or inhibit their function known as antagonists. While these analogs function similarly to natural chemokines or cytokines, we believe these analogs do not possess their side effect profiles; therefore these analogs could be used as therapeutic drugs to replace natural chemokines. We have designed several hundred of these analogs and have tested them in our laboratories. We have selected five of these compounds as drug candidates, two of which, CTCE-9908 and CTCE-0214, we consider lead product candidates. We are testing CTCE-9908 for the prevention of the metastasis of cancer and we are testing CTCE-0214 for hematological support. We have completed lead optimization of CTCE-0324 and will continue to test it in animal models of peripheral vascular disease. We have also completed lead optimization of CTCE-0189 for multiple sclerosis and CTCE-0422 for infectious diseases. We have several additional compounds which require further testing and lead optimization, targeting hematological diseases, cardiovascular diseases and inflammatory diseases.

  The scope of our drug development activities includes:

    Investigation of natural chemokines and cytokines;

    Identification of binding sites for chemokines;

    Design of new analogs, based on the structure of chemokines or cytokines, that enhance or counteract the biological activities of their natural counterparts;

    Synthesis of the designed compounds;

    Screening and identification of drug potential;

    Proof of efficacy and pre-clinical development;

    Phase I and Phase II clinical trials; and

    Partnership with other established pharmaceutical companies with marketing infrastructure and expertise to further develop and commercialise our product candidates.

  We have completed a Phase I clinical trial for our CTCE-9908 compound but have not begun a Phase II clinical trial for any compound.

  The Chemokine System

  Chemokines are a recently discovered family of small, soluble proteins, structurally-related to cytokines. They assume a range of important functions in the human body, mainly in relation to the immune system. Among other functions, chemokines are responsible for blood cell formation through stem cell growth and differentiation. In addition, chemokines participate in white blood cell mobilization and in the initiation of immune responses. They are produced and released by a wide variety of cell types.

  In addition to their designated natural functions, chemokines have been found to play an important role in the physiological processes of a variety of prominent and critical diseases. There is a growing focus in the scientific community on chemokine involvement in cancer, both at the level of blood vessel generation and metastasis, in viral infections such as HIV and in autoimmune diseases, as evidenced by studies in an increasing number of research publications and articles.

  The mechanism of chemokine action always involves initial binding to specific receptors on target cells, such as white blood cells. Over fifty different human chemokines and seventeen human cell receptors have so far been identified and described.

  We utilize peptide technologies known as solid phase synthesis to design proteins and peptide drugs that target chemokines. However, the same technology is applicable to cytokines, hormones and growth factors.

  As several chemokines normally interact with a specific receptor and certain chemokines can interact with several receptors, the apparent complexity and redundancy in the human system makes the identification of effective drug candidates difficult. The principal challenge is to identify which chemokines and receptors should be targeted to produce the desired effects.

  We have developed our own approach to address this challenge, consisting of a combination of the following elements:

    Identification and characterization of chemokine functions - A great deal of information is known about chemokines including their roles, linear amino acid sequence, 3-dimensional structure, genetic sequence, molecular weight and binding sites. We leverage this information to identify the binding sites on chemokines which bind to receptors on the surface of various cells in the body. We select chemokines and those important binding sites for further study and potentially to manufacture them synthetically. These synthetic peptides are called analogs. We produce analogs that have the potential to replace proteins for those chemokines that cannot be produced naturally due to either their breakdown, instability or their aggregation in the body. We synthetically produce chemokines that are believed to have important therapeutic properties and potentially represent large markets.

    Computational design of new chemokine-based drug candidates - Our understanding of the 3-dimensional structure and binding of a chemokine with its receptor is essential for the design of a smaller chemokine analog of its natural counterpart.

    Structural redesign for enhancement/improvement of critical activities and properties - Redesign of the original drug candidate is required as part of the rational peptide design process. The changing of one linkage or an amino acid can cause the drug candidate to enhance or counteract the biological activities of their natural counterparts, or improve the pharmacokinetics. We continually redesign in an effort to obtain more desirable peptides.

    Synthesis of new analogs using solid phase technology - We use solid phase peptide synthesis to generate several amino acid peptides of relatively short length, typically 5 to 15 amino acids, or large sequence peptides, typically 15 - 70 amino acids in length. The technology allows the cost effective production of peptides with yield levels that are greater than observed with recombinant protein production. This is achieved synthetically through organic chemistry. This process also allows for the introduction of non-natural amino acids and other chemical groups into peptides, allowing for rational design of a drug candidate.

    Systematic screening of promising chemokine agonists and antagonists using receptor binding studies - We perfom systematic screening of promising chemokines through receptor binding studies. Analogs bearing the desired biological and chemical properties of a desired therapeutic are candidates for animal model evaluation.

    Evaluation of the novel drug candidates in animal models of the disease for proof of efficacy - Novel drug candidates are evaluated in animal models of the disease to assess safety and efficacy. The first animal models are typically mice or rats. These studies are categorized as preclinical studies.

  Our Pharmaceutical Drug Candidates

  CTCE-9908 (Anti-Metastasis)

  When a cancer spreads from its original site to another area of the body, it is termed metastatic cancer. Cancer metastasis involves a complex interaction of many factors, including the type of cancer, the degree of maturity of the tumour cells, the location and how long the cancer has been present, as well as other factors not completely understood.

  CTCE-9908, based on our laboratory studies in animal models of lung cancer, has the potential to reduce or delay the progression of metastasized lung cancers. CTCE-9908 will be developed targeting the specific type of cancer that is determined to best respond to this form of therapy. We intend to test CTCE-9908 in cancers with high metastatic potential such as osteosarcoma, non-small cell lung cancer or NSCLC, breast cancer, colorectal cancer and prostate cancer.

  Cancerous cells have been shown to express receptors on their cell surface known as CXCR4 receptors. As these cells detach from the primary tumour and circulate throughout the body, they stop in the blood vessels of organs that produce high levels of the chemokine SDF-1 which binds to CXCR4 receptors. This binding induces the migration of cancer cells into normal tissue and induces blood vessel generation leading to the growth of metastatic tumours.

  CTCE-9908 is an antagonist of SDF-1, the chemokine that binds to the CXCR4 receptor. The drug candidate inhibits the binding of cancer cells to other tissues, with the potential to reduce the spread of cancer throughout the body.

  CTCE-9908 has the potential to become part of a new generation of drugs that acts to inhibit the metastasis of cancer cells from the primary tumour by preventing the binding of cancer cells to other tissues in the body. In our animal trials, we found a reduction of 50% to 70% of the metastasis to the lungs as compared with untreated animals, and a prevention of detectable metastasis to other organs and tissues.

  We have discovered in our animal models that CTCE-9908:

    prevents NSCLC metastasis to the lungs by approximately 68%;

    abolished detectable metastasis to sites outside of the lungs; and

    did not affect the anti-cancer activity of another chemotherapeutic drug tested in our animal model studies.

  In addition, preliminary results from human Phase I clinical trials demonstrate low toxicity in humans.

  Development of CTCE-9908

  We recently completed a Phase I clinical trial in the United Kingdom of our drug candidate CTCE-9908 . This was a single-dose escalation trial to assess safety in healthy volunteers. Our trial showed that CTCE-9908 was well tolerated with no serious or drug related adverse events. According to the final report of the clinical trial prepared by DDS Medicines Research Limited, a total of 24 healthy subjects, of which 18 were male and six were female, were divided into four groups of six subjects. The study consisted of three dose levels with four subjects receiving CTCE-9908 and two receiving a placebo. The first group of subjects received placebo or CTCE-9908 at a dose of 0.5 mg/kg body weight with the subsequent groups receiving placebo or 2 and 5 mg/kg body weight respectively. The fourth group consisted of healthy women of non-child bearing potential who were administered a dose of 5 mg/kg or placebo, in the same manner as the first three groups. We noted no serious adverse events in any subject during the study. Overall, we found the product to be non-toxic and well tolerated.

  We expect to initiate a Phase II clinical trial of CTCE-9908 during the second half of 2005. This will be a trial in cancer patients assessing safety and preliminary efficacy. The table below provides a summary of the CTCE-9908 clinical plan.

  Clinical Development Plan for CTCE-9908

Description	Clinical Phase	No. of Subjects	Duration	Location(s)
Single-Dose Safety Study in Healthy Volunteers	I (Completed)	24	6 months	United Kingdom
Safety and Preliminary Efficacy Study	II (To be commenced in 2nd half of 2005)	approx. 50	To be determined	To be determined

  Market Need for CTCE-9908

  As a potential anti-metastasis cancer therapy, we believe that CTCE-9908 is unique and has the potential to address a large and growing cancer market. Cancer is a major health care problem as approximately 23% of all deaths in the U.S. in 2001 were caused by cancer according to the National Cancer Institute. The National Cancer Institute estimates that there were 1,368,030 new cases of cancer in 2004 in the U.S., including 230,110 prostate cancers; 217,440 female breast cancers; 173,770 lung cancers; and 146,940 cancers of the colon/rectum. In addition, the risk of being diagnosed over one's lifetime with cancer is approximately 46% of U.S. males and 38% of U.S. females according to the National Cancer Institute.

  According to the American Cancer Society, about one-third of patients with cancer, excluding nonmelanoma skin cancers, have metastases that are detected at the time their cancer is first diagnosed. Another third of patients have metastases that are too small to be detected by usual diagnostic tests. These micrometastases, however, will eventually grow into clinically significant metastases if the patient receives no treatment or local treatment of the primary tumour only.

  Competition for CTCE-9908

  Lung cancer is a large market and therefore will continue to attract significant competition from marketed products. There are at least 70 product candidates in clinical development for lung cancer as tabulated by Medicines in Development for Cancer 2003 Survey. However, the competition from companies specifically developing anti-metastasis drugs is lesser. Currently, several companies, including OSI Pharmaceuticals, Inc. and Genentech Inc., are attempting to develop drugs to treat primary and metastatic tumour sites by using inhibitors of Epidermal Derived Growth Factor Receptor ("EGFR") and Vascular Endothelial Growth Factor ("VEGF") targeted product candidates.

  Two prominent companies pursuing cancer drugs for metastatic non-small cell lung cancer are:

Company	Product	Status
OSI Pharmaceuticals, Inc.	Tarceva™	Approved
Genentech Inc.	Avastin®	Approved

  (Source: Company Reports)

  To the best of our knowledge, we are the only company at this time that has been able to demonstrate significant prevention of cancer metastasis in animals with an SDF-1 antagonist drug candidate.

  CTCE-0214 (Hematological Support)

  The natural chemokine SDF-1 plays a role in blood cell formation in the body known as the hematopoietic process. Currently, natural SDF-1 is not suitable for drug development due to its breakdown in circulation, the potential for allergic reactions due to production of antibodies and other complications. We have designed and produced an analog of SDF-1 that possesses superior stability and potentially overcomes these issues.

  CTCE-0214, based on our research in animal models, increases the level of circulating stem cells, white blood cells or neutrophils and bleeding prevention cells or platelets. Blood is made up of a number of different types of cells involved in many different physiological functions, from infection fighting to blood clotting. These cells have a limited life span; neutrophils live a few hours and erythrocytes or red blood cells survive for a few weeks. Therefore the body needs to continually produce up to 1011 cells per day to maintain a normal balance (Source: Hematopoietic Lineages in Health and Disease). The blood cell production process largely occurs in the bone marrow from hematopoietic stem cells that form progenitor cells, which proliferate and differentiate into mature blood cells.

  In the setting of cancer, chemotherapeutic drugs are administered in patients to interrupt cell division in tumors that typically have a high rate of proliferation. However, many of the currently available drugs are non-specific and target healthy cells that are replenishing themselves rapidly. These cells include; the lining of the gut, the mouth, and blood cells, including neutrophils, which are cells that provide the first-line of defense against bacterial infection. A weakened barrier in the gut and mouth caused by chemotherapy allows for easy passage of invading bacteria with fewer neutrophils available to launch an attack against them.

  In preclinical animal tests, CTCE-0214 mobilized cells that express the SDF-1 receptor, CXCR4, including neutrophils, platelets and hematopoietic progenitor cells, raising the animal's level of cells in the blood. We have shown in the laboratory that CTCE-0214 is an agonist of SDF-1 by its competition against SDF-1 in binding to cells bearing CXCR4. Upon binding, CTCE-0214 induces a host of cellular activation responses, specifically mobilization of the cell. In preclinical animal models, CTCE-0214 is effective in significantly raising the level of neutrophil, platelet and hematopoietic progenitor cells in the blood. The lack of adverse effect towards blood cell and bone marrow cells demonstrates its low toxicity and good tolerability.

  We are targeting CTCE-0214 for development in cancer patients undergoing myelosuppressive chemotherapy. CTCE-0214 has the potential to restore infection-fighting neutrophils and platelets to prevent bleeding. In this clinical scenario, patients might be able to receive aggressive chemotherapy by minimizing delays caused by infection, low white blood cell counts and/or low platelet counts.

  CTCE-0214 also has the potential to be used in stem cell mobilization indications and offers potential improvement compared to the currently available therapies. The results of our animal model hematological studies show that CTCE-0214 has a rapid mode of action, enabling the required increase of the stem cells, white blood cells and platelets within one hour. Currently available treatments, if at all successful, require more time, typically a few days to a week. In addition, our animal model statistics have shown that our drug candidate may increase the benefits of Neupogen®, currently the main drug currently in use for immune system recovery.

  We have discovered in our animal models that CTCE-0214 injected intravenously:

    increased the number of neutrophils in the blood stream by approximately 710% over the number of neutrophils in the blood stream of the control;

    increased the number of platelets in the blood stream by approximately 260% over the number of platelets in the blood stream of the control; and

    increased the number of stem cells in the blood stream by approximately 340% over the number of stem cells in the blood stream of the control.

  Development of CTCE-0214

  We have completed the pre-clinical work on CTCE-0214's efficacy and certain aspects of toxicology studies in support of initiation of a single dose Phase I study. These studies included pivotal toxicology and safety studies in two animal species. In June 2004, the FDA accepted our IND and we initiated Phase I clinical trials in the U.S. in the fourth quarter of 2004 and expect to initiate Phase II clinical trials in 2006, based on Pharmaceutical Product Development, Inc., conducting the Phase II trials.

  If PPDI exercises its option to license CTCE-0214 after Phase I clinical trials, then PPDI would fund and carry out the Phase II and Phase III clinical trials. If PPDI does not exercise its option, then we will evaluate the feasibility of proceeding with, and funding a Phase II study internally, or with another partner.

  Market Potential for CTCE-0214

  CTCE-0214 is a potential therapy for patients with chemotherapy induced neutropenia and thrombocytopenia. In addition, we will target other diseases or disorders that cause neutropenia or thrombocytopenia. World-wide sales of neutropenia treatments in 2003 were approximately $3 billion and are projected to increase to over $4.5 billion by 2008 according to Business Communications Company, Inc. Another potential application of CTCE-0214 is for enhancing stem cell mobilization from the bone marrow to the blood prior to blood transplantation. In 2002, there were approximately 45,000 blood and marrow transplants world-wide, according to the International Bone Marrow Transplant Registry.

  The market for immune system recovery and stem cell mobilization is currently served by only a few products. There is a strong need for products that have the potential to enhance the performance of the growth factors currently in use or provide additional resources in maintaining proper physiological responses in the body.

  Competition for CTCE-0214

  Although the FDA has approved a range of cytokine based drugs for stimulating blood cell recovery, we are not aware that the FDA has approved any chemokine based drug.

  Stem Cells

  Ex vivo. Currently there are a number of cytokines, such as Neupogen® manufactured by Amgen, Inc., and stem cell factors and thrombopoietin that are used for ex vivo or out-of-the body stem cell expansion. Since the ex vivo drug is not introduced into the body directly, the regulatory approval process follows that of a new device application rather than the more burdensome process required for a drug compound to be used in the body.

  In vivo. The commonly used drug to elevate the number of stem cells in the blood in vivo or in-the-body is Neupogen®. In a study conducted between 2000 and 2003, the drug was effective for 77% of patients, but in 23% of patients, it failed to mobilize sufficient stem cells after chemotherapy and Neupogen® treatment according to Transfusion, May 2004. There is a strong need for more efficacious products in this market. There are some new drugs under development for this market. The most notable is AMD3100™ being developed by AnorMED Inc. AMD3100™ has been shown to work in synergy with Neupogen® and increase the total number of transplantable stem cells. AMD3100™ is currently in clinical trials and we do not know when or if it might be approved.

  CTCE-0214 does not work on the same target as Neupogen®, but focuses on a different part of the cell. We hope to show that our drug will be more effective than currently available drugs through CTCE-0214's potentially rapid action.

  Neutrophils

  Neupogen®, approved in 1991, is approved for use in preventing infection in cancer patients undergoing chemotherapy treatment, in bone marrow transplant recovery, for use in severe chronic neutropenia (a rare white blood cell disorder) and for mobilization of peripheral blood progenitor cells for transplantation. The limitations of Neupogen® include lack of rapid action and a relatively high failure rate due to lack of response of the drug in approximately one quarter of people. The effect of the drug on the recovery of neutrophils is slow. Usually the drug requires few days to a week to show some results.

  Leukine®, manufactured by Berlex, Inc., is another product from the same class of cytokines as Neupogen®, and is used to stimulate neutrophil and monocyte progenitors, usually together with Neupogen®. Leukine® typically requires a few days to a week for mobilization. It has certain side effects and therefore is not used commonly. As with Neupogen®, some portion of patients are non-responsive or become refractory.

  Platelets

  Platelets are small cellular fragments found in the blood that play a vital role in preventing bleeding. A low number of platelets, which is referred to as thrombocytopenia, leads to anemia, general fatigue and an inability to stop bleeding. Patients suffering from cancer and AIDS as well as those undergoing chemotherapy typically suffer from this condition. Patients with thrombocytopenia often receive platelet transfusions, in which healthy donor platelets are collected and transfused into the patient. However, multiple platelet transfusions are costly and associated with immune reactions. Patients can develop antibodies, making further transfusion of random donor platelets ineffective and requiring single donor platelets from compatible individuals. The transfused platelets are also sometimes underperforming platelets with a shortened life-span in circulation and unable to clot properly.

  We are aware of only one approved drug for increasing the number of platelets in the blood. Interleukin-11 (IL-11) is a thrombopoietic growth factor that is currently used in the application for increasing platelet production. The compound is marketed by Wyeth under the name Neumega®. We are investigating whether our compound CTCE-0214 will increase the level of circulating platelets more rapidly and with greater efficacy than Neumega®, and potentially be a more effective treatment for thrombocytopenia.

  Other Drug Candidates

  CTCE-0324

  We believe, based on our research on animal models, CTCE-0324 increases the number of primitive stem cells, which have the potential to turn into the cells that comprise blood vessels. Formation of the new blood vessels, known as angiogenesis or neovascularization, is a critical process in increasing blood supply to the areas of the body where vessels are occluded or have died. Approximately 10 million Americans suffer from a condition referred to as peripheral vascular disease or PVD according to Medical Update - "Shaping the Future of Medicine". This problem occurs most often in diabetics as well as elderly patients. The incidence of this disease increases with age. In western countries, approximately 5% of men aged 55-64 years and 3% of all women will have symptomatic PVD of the lower limbs. Out of this population, 30% have pain at rest with 5% to 10% requiring amputation in spite of treatment with medication, surgical bypass and angioplasty, according to The Practitioner, "Western Countries: Lower Limb Occlusive Disease".

  We are currently in the research and preclinical testing phase with CTCE-0324. We intend to carry out further animal testing of the compound to determine the potential of this agent for peripheral vascular disease.

  Other CTCE Compounds

  CTCE-0189, based on our research on animal models, inhibits the action of a chemokine believed to be involved in the initiation of several autoimmune diseases, in particular multiple sclerosis or "MS". MS is a neurodegenerative disease that is believed to be initiated by the over activation of immune system cells. Certain of these cells are not normally present in large numbers in the brain. However, chemokines could cause a large number of immune system cells to travel to the brain and spinal cord area which subsequently lead to the damages to the nerve and induction of conditions associated with MS. Approximately 400,000 Americans acknowledge having MS, and every week about 200 people are diagnosed with MS according to the National Multiple Sclerosis Society. CTCE-0189 is currently in the research and preclinical testing phase. Further we intend to study the toxicology and pharmacokinetics of CTCE-0189 in animal species.

  We recently selected a compound CTCE-0422 for further evaluation in infectious disease applications.

  Various Products Stage of Development

  The chart below sets out our drug candidates and their respective stages of development:

Product		Indication	Research/ Preclinical	Phase I	Phase II	Phase III	Market

1.	CTCE-9908	Oncology- anti-metastasis

2.	CTCE-0214	Hematological support; neutrophil and platelet regeneration and stem cell mobilization

3.	CTCE-0324	Peripheral Vascular Disease

4.	CTCE-0189	Multiple Sclerosis

5.	CTCE-0422	Infectious Disease

  Intellectual Property

  We regard the protection of our intellectual property to be critical to the success of our business and accordingly, we actively seek patent protection for our intellectual property. The following is a summary of our patents issued and pending in the United States (US), certain countries of Europe (EP), Australia (AU), Canada (CA), Japan (JP) and Brazil (BR):

	Patents Issued	Patent Applications(3)	Subject
1.	US 6,706,767 B2 Expires Jan. 22, 2021		Therapeutics for chemokine mediated diseases
2.	EP 1,286,684(1)(4): UK 1,286,684(1) FR 1,286,684(1) DE 60,103,052(1) Expiring May 9, 2021	CA 2,408,319(1) JP 2001-581,849(1) AU 2001258110(1) US 10/945,674 (1) US 60/205,467(1)	CXCR4 antagonist treatment of hematopoeitic cells
3.	US 6,693,134 Expires Nov. 13, 2021		Bicyclic aromatic chemokine receptor ligands
4.	US 6,515,001 Expires Mar. 5, 2021		IL-8 receptor ligands-drugs for inflammatory and autoimmune diseases

Patents Issued	Patent Applications(3)	Subject
5.	AU 762,472(2) EP 1,061,944(2)(5): FR 1,061,944(2) UK 1,061,944(2) IT 1,061,944(2) DE 69,914,463(2) Expiring Mar. 12, 2019	CA 2,322,764(2) JP 2000-536,397(2) US 09/646,192(2) US 09/646,193(2)	Therapeutic chemokine receptor antagonists
6.	EP 1,276,493(1)(5): UK 1,276,493(1) FR 1,276,493(1) IT 1,276,493(1) DE 60,106,0028(1) Expiring Apr. 12, 2021	US 10/086,177(1) US 09/835,107(1) BR PI 0110049-1(1) CA 2,405,907(1) JP 2001-574,131(1) AU 20012522081(1)	CXCR4 agonist treatment of hematopoietic cells
7.		US 09/993,354	MIP-1 alpha receptor ligands-drugs for T-cell mediated and autoimmune diseases
8.		US 10/222,703	Novel chemokine mimetics synthesis and their use
9.		US 10/243,795	Design of chemokine analogs for treatment of human diseases
10.	US 6,831,101 Expires Nov. 13, 2021		Tricyclic terpenes of the family of abietic acid as rantes inhibitor
11.		US 10/932,208	Mimetics of Interleukin-8 and Methods of Using Them in the Prevention, Treatment, Diagnosis, and Ameliorization of Symptoms of a Disease

    Jointly owned by us and University of British Columbia, however we have obtained exclusive worldwide rights through a license agreement with University of British Columbia.

    Owned by University of British Columbia, however we have obtained exclusive worldwide rights through a license agreement with University of British Columbia.

    Patents have a life of 20 years from the filing date.

    This European patent has effect only in the United Kingdom (UK), France (FR) and Germany (DE).

    This European patent has effect only in the UK, FR, Italy (IT) and DE.

  As part of our confidentiality procedures, we enter into a non-disclosure and confidentiality agreement with each of our consultants, employees and specifically with any third party that would have access to our proprietary technology.

  Manufacturing, Marketing and Distribution

  We have not yet introduced any products and have no manufacturing, marketing or distribution capabilities. If we develop products eligible for commercial sales, we intend to contract with third parties such as licensees, collaborators, joint venture partners or independent distributors to manufacture, market and distribute our products.

  The Pharmaceutical Market

  The pharmaceutical market in general has grown at rates above GDP growth. According to IMS World Review 2004, audited pharmaceuticals sales grew at 9% to $466.3 billion in 2003.

  Cytokines and cytokine targeted drugs are a class of drugs that are being developed by biotechnology companies. The following table sets forth certain information, including approximate sales, for some well-known cytokines and peptide based drugs. At this time, we know of no chemokine-based drugs on the market.

Company	Drug	Sales (full year 2004) (in Millions)
Amgen Inc.	Epogen®	$5,100
	Aranesp®
	Neupogen®	$2,900
	Neulasta®
	Enbrel®	$1,900
Biogen Inc.	Avonex®	$1,400
Chiron	Betaseron®/Betaferon	$694(1)
	Proleukin®	$129
Genentech	Herceptin®	$483
	Rituxan®	$1,711
	Avastin	$555(2)
Johnson & Johnson	Eprex/Procrit®	$3,590
Schering AG	Betaseron®/Betaferon	EURO782(1)
Serono	Rebif®	$1,091

  (Sources -Company SEC Filings. Cytokines, Chemokines and Growth Factors, December 2003, D&MD Publications)

  (1) Product sales and royalties.

  (2) Launched February 2004.

  Government Regulations

  Regulation by government authorities in the United States and foreign countries is a significant factor in the research, development, manufacture, and marketing of our products. Each of our product candidates will require regulatory approval before they can be commercialized. In particular, human pharmaceutical products are subject to rigorous preclinical and clinical trials and other pre-market approval requirements by the FDA and other foreign authorities. It often takes companies many years to satisfy these requirements, depending on the complexity and novelty of the product. The review process is also extensive which may delay the approval process even more. As yet, we have not obtained any approvals to market our product candidates. Further, our business is at risk that the FDA or any other regulatory agency will not grant us approval for any of our product candidates on a timely basis, if at all. Even if regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market.

  Clinical trials are conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. The phases of clinical studies may overlap. The designation of a clinical trial as being of a particular phase is not necessarily indicative that such a trial will be sufficient to satisfy the parameters of a particular phase, and a clinical trial may contain elements of more than one phase notwithstanding the designation of the trial as being of a particular phase. Our business is at risk that the results of preclinical studies or early stage clinical trials will not predict long-term safety or efficacy of our compounds when they are tested or used more broadly in humans. Various federal and state statutes and regulations also govern or influence the research, manufacture, safety, labeling, storage, record keeping, marketing, transport, or other aspects of such products. The lengthy process of seeking these approvals and the compliance with applicable statutes and regulations require the expenditure of substantial resources. Any failure by us or any of our future collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of our product candidates and any other products and our ability to receive product or royalty revenue.

  Employees

  We are an early-stage biotechnology development company and, as of February 28, 2005, we had 16 full-time employees between us (4) and Globe Laboratories Inc. (12), which provides research on our behalf. We also employ consultants on various projects from time to time. We have entered into employment agreements with certain officers and key employees. No employees are covered by a collective bargaining agreement.

  Available Information

  We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Chemokine Therapeutics Corp., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

  We are a reporting company that files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. So long as we are subject to the reporting requirements of the Securities and Exchange Commission, we will continue to furnish the reports and other required information to the Securities and Exchange Commission. You may read and copy any reports, statements and other information we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our Securities and Exchange Commission filings are also available on their Internet site at http://www.sec.gov or our website at http://www.chemokine.net. Except as indicated above, the information on this web site is not and should not be considered part of this document and is not incorporated into this Prospectus by reference. This web address is, and is only intended to be, an inactive textual reference

  Property

  We lease our laboratory and office facilities in Vancouver, B.C., under operating leases which expire at various dates ending July 31, 2008. As of December 31, 2004, we are obligated to make minimum lease payments totalling $298,850 to the end of July 2008.

  We do not own any real estate property. We own very little tangible personal property, since we lease our space. Further we are paying to use some University of British Columbia equipment and facilities, including animal facilities. Other than our intellectual property, we own little property that has substantial value.

  Legal Proceedings

  We are not party to any pending litigation and, to the best of our knowledge, no litigation against us is contemplated or threatened.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

  You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-KSB. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-KSB, our actual results may differ materially from those anticipated in these forward-looking statements.

  All references to "$" or "dollars" in this discussion and analysis are to U.S. dollars unless otherwise noted.

  Overview

  We are in the biotechnology business with a focus on the discovery and development of protein based drugs. In particular, we focus on the area of chemokines and cytokines, proteins which regulate a large number of physiological functions. Since inception on July 15, 1998, we have established and are developing five drug candidates. Two of our drug candidates are in human clinical trials. These two drug candidates are CTCE-9908 and CTCE-0214, indicated for the prevention of the metastasis of cancer tumours and for hematological support, respectively. Our other three drug candidates are in preclinical development in the areas of neovascularization, CTCE-0324, multiple sclerosis, CTCE-0189 and infectious disease, CTCE-0422. In addition, we maintain drug discovery programs to identify new drug candidates.

  Limited Operating History

  Since inception we have been in the development stage. We have generated no revenue from sales of drug products. From inception to December 31, 2004 our accumulated deficit was approximately $11.0 million. We expect to continue to incur operating losses in the near term as we fund clinical trials and until such time as product sales and/or royalty payments generate sufficient revenues to fund continuing operations.

  We raised a total of CDN$18,400,000 in an initial public offering, including the exercise of the over-allotment or "green shoe" option in December 2004 and January 2005. We expect the net proceeds from this offering will fund our operations for at least two years. If we need additional funds to continue to advance the development of our drug candidates and such funds are not available in a timely matter or at a reasonable cost, we will either have to suspend operations until funds become available, or cease operations entirely.

  Research and Development

  Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, costs associated with the clinical trials of our drug candidates, facility costs, supplies and materials, costs for consultants and related contract research and depreciation. We engage Globe Laboratories Inc. to carry out our research and development under contract. Globe Laboratories is controlled by Dr. Salari, our President and Chief Executive Officer and is engaged in research for us on a contracted operating cost basis plus a 2% margin. Pursuant to a development agreement between us and Globe Laboratories, we own exclusively all proprietary interest, including all patent rights, trademarks, copyright, trade secrets and confidential information of the research and development conducted by Globe Laboratories on our products. Globe Laboratories is eligible for Canadian scientific research and experimental tax credits.

  We focus our research and development activities primarily on the clinical trials of CTCE-9908, a drug candidate for the prevention of metastasis of cancer tumours, and CTCE-0214, a drug candidate for hematological support. We are responsible for all costs incurred in the research and development program of these two lead drug candidates. Our research and development activities also include three other drug candidates that will be tested in animal models of peripheral vascular disease, multiple sclerosis and infectious disease.

  We expect our research and development expenses to increase as we continue work on our drug candidates and to expand our research and development programs. Over the next twelve months, our product research and development plan includes:

    Preparation for and commencement of Phase II clinical trials for CTCE-9908, our anti-metastasis drug candidate.

    Continuation of Phase I clinical trials for CTCE-0214, our hematological support drug candidate.

    Continuation of Pre-clinical studies for CTCE-0324, CTCE-0189, and CTCE-0422.

  Clinical development timelines, likelihood of success and total costs vary widely. Although we are currently focused primarily on advancing our five drug candidates, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment of its market potential.

  Completion dates and completion costs to bring a drug to market vary significantly for each drug candidate given the nature of the clinical trials and the fact that more clinical trials may need to be conducted to advance a drug candidate based upon the results of each phase. In addition, we anticipate partnering with larger pharmaceutical companies to conduct and finance later stage clinical trials and therefore the timing of completion of the approval of a drug will likely not be within our control. Based on these factors we cannot reasonably estimate the completion dates and completion costs required to gain regulatory approval of our compounds for sale. The lengthy process of seeking regulatory approvals, and subsequent compliance with applicable regulations, require the expenditure of substantial resources. Delays in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, require additional funding.

  Strategic Relationship and Partnering Strategy

  We have a strategic relationship with Pharmaceutical Product Development, Inc. ("PPDI"). PPDI acquired 2,000,000 series A preferred shares through an investment of $2,700,000. PPDI holds approximately 5.9% of our voting securities. PPDI also holds share purchase warrants entitling them to purchase an additional 500,000 common shares at an exercise price equal to CDN$1.00 per share expiring on December 30, 2007. As part of the strategic relationship, PPDI has obtained an option, exercisable for up to 90 days, to license CTCE-0214 following completion of the Phase I clinical trials. If PPDI exercises its licensing option to license CTCE-0214 after Phase I clinical results, PPDI will assume all costs of further development of this drug candidate.

  We have a research collaboration with Procter & Gamble Pharmaceuticals, Inc. (P&GP), a subsidiary of The Procter & Gamble Company, to develop chemokine-based drugs for the treatment of cardiovascular disease. Under the terms of the agreement, we have provided P&GP with an exclusive research opportunity to evaluate certain of our preclinical compounds for their development potential. P&GP will assume responsibility for the research and development program. We will be responsible for manufacturing the compounds for the program. In consideration, we have received $275,000. After the initial research and development work by P&GP, if P&GP exercises an option to license and develop a compound for commercialization, we have the potential to receive pre-defined milestone and royalty payments. However, this collaboration is at a very early stage and depends on the results achieved by P&GP.

  We plan to enter into partnership agreements for non-partnered products by the end of Phase II clinical trials. Due to the significant costs involved in conducting Phase III or Phase IV clinical trials, we intend to enter into agreements with larger biotechnology and pharmaceutical companies to co-develop our products through Phase III and Phase IV of clinical trials, thereby sharing the costs. As our focus is on the discovery and development of drug candidates, we intend to license the marketing of the products to companies with existing infrastructure for the marketing of pharmaceutical drugs. In addition, we will rely on third-party manufacturers with the manufacturing capabilities to produce sufficient quantities of these products for clinical studies and large-scale commercialization upon their approval.

  General and Administrative

  General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting and business development functions. Other costs include consulting, legal and accounting services fees, patent fees, marketing and promotion and facility costs not otherwise included in research and development expenses.

  We anticipate increases in general and administrative expenses for investor relations and other activities, such as stock transfer services and regulatory compliance, associated with operating as a public company. These increases will also likely include the hiring of additional personnel.

  Capital Expenditures

  We intend to acquire laboratory equipment and improve our existing laboratory and office facilities over the next two years at an estimated cost of CDN$400,000.

  Foreign Exchange

  Our functional currency, being the currency of the principal economic environment in which we operate, is the U.S. dollar. Our consolidated financial statements are presented in U.S. dollars using the temporal rate method. Under the temporal method, non-monetary items are translated at historical exchange rates, while monetary and non-monetary items, which are carried at their fair value, are translated at a rate of exchange at the balance sheet date. Revenues and expenses are also translated at the weighted average rates of exchange for the respective years. Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets which they relate to. The resulting exchange gain or loss in foreign currency should be included on the income statement in the foreign exchange gain or loss account.

  Fluctuations in the relative values of the Canadian and U.S dollars can affect the reported value of Canadian dollar denominated assets and liabilities on our balance sheet. A strengthening (weakening) Canadian dollar in relation to the U.S. dollar results in higher (lower) reported values for our Canadian dollar denominated assets and liabilities.

  Critical Accounting Policy

  Our discussion and analysis of financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Differences between U.S. and Canadian GAAP are presented in Note 15 to our annual financial statements. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in Note 2 to our annual financial statements, we believe the following accounting policy to be critical.

  Stock-Based Compensation

  We account for our employee stock-based compensation plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). We present the pro forma impact of adopting the fair value based method of accounting, as promulgated by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" in the notes to our financial statements.

  Results of Operations

  Twelve Months Ended December 31, 2004 and 2003

  Revenues. We had no revenues in the twelve months ended December 31, 2004 and 2003. During the period ended December 31, 2004, we received $275,000 from Procter & Gamble Pharmaceuticals, Inc. ("P&GP") related to a research and development agreement entered into with P&PG on July 20, 2004. The agreement provides P&GP with an exclusive research opportunity to study for a minimum of nine months certain compounds developed and provided to P&GP by us. We have recorded the $275,000 as deferred revenue. We will recognize the $275,000 as revenue on the earlier of when we have supplied all of the agreed quantities of compounds, or at the end of the nine month study period. We granted P&GP an option to take an exclusive license to further develop certain compounds in exchange for scheduled milestone and royalty payments to us.

  Research and development. Research and development expenses were $1,786,427 during the twelve months ended December 31, 2004, a decrease of $113,825 from the $1,900,252 comparative amount recorded in the twelve months ended December 31, 2003. Research and development expenses in 2004 were primarily as attributable to research staff salaries and Phase I trials of CTCE-9908 and CTCE-0214 including contract research and manufacturing and laboratory supplies. Direct costs for CTCE-0214 were approximately $1,289,000 for the twelve months ended December 31, 2004 and included ongoing preclinical testing, the preparation of an Investigational New Drug application for Phase I and initial Phase I clinical trials in the fourth quarter of 2004. We anticipate Phase I clinical trial for CTCE-0214 to continue through 2005. Direct costs for CTCE-9908 were approximately $257,000 for the twelve months ended December 31, 2004 and included ongoing costs of completing a Phase I clinical trial. We anticipate entering a Phase II clinical trial for CTCE-9908 by the end of 2005. We expect that research and development expenses will increase significantly in the future as we fund clinical trials of CTCE-0214 and CTCE-9908. Completion dates and completion costs to bring a drug to market vary significantly for each drug candidate given the nature of the clinical trials and the fact that more clinical trials may need to be conducted to advance a drug candidate based upon the results of each phase. In addition, we anticipate partnering with larger pharmaceutical companies to conduct and finance later stage clinical trials and therefore the timing of completion of the approval of a drug will likely not be within our control. Based on these factors we cannot reasonably estimate the completion dates and completion costs required to gain regulatory approval of our compounds for sale. Drug candidates are required to successfully complete Phase III clinical trials before gaining regulatory approval for sale which for our drug candidates is not expected to occur for several years.

  General and administrative. General and administrative expenses increased to $1,336,082 in the twelve months ended December 31, 2004 from $697,501 in the comparative period in 2003. The year over year increase reflects higher professional fees for accounting and legal services and additional salary costs as a result of the Company preparing to become a public reporting company. Other general and administrative expenses included consulting, marketing and promotion expenses incurred for business development. We expect that general and administrative expenses will increase significantly in the future as we add personnel to support the continued growth in our research and development infrastructure, along with the increased costs associated with being a public company.

  Other income. Other income was $12,692 for the twelve months ended December 31, 2004 compared with $18,527 for the twelve months ended December 31, 2003. Other income was primarily interest earned on cash balances.

  Net loss. We incurred a net loss of $3,095,240 ($0.26 per share) compared to $2,506,705 ($0.25 per share) during the twelve months ended December 31, 2004 and 2003, respectively. The increase in our net loss was principally caused by the increase in research and development expenditures as well as general and administrative expenses as described above.

  Twelve Months Ended December 31, 2003 and 2002

  Revenues. We had no revenues in the twelve months ended December 31, 2003 and 2002.

  Research and development. Research and development expenses were $1,900,252 in the twelve months ended December 31, 2003 compared to $875,777 recorded in the same period in 2002. The increase in research and development expenses largely reflects contract research expenses incurred for drug candidates CTCE-9908 and CTCE-0214, in addition to the hiring of additional research staff, increased consumption of laboratory supplies and an increase in occupied laboratory facilities. Direct costs for CTCE-0214 were $628,000 for the twelve months ended December 31, 2003 and included ongoing preclinical testing and IND preparation for Phase I. We anticipate entering Phase I clinical trials for CTCE-0214 in the fourth quarter of 2004 and completing Phase I clinical trials by mid-2006. Direct costs for CTCE-9908 were $380,000 for the twelve months ended December 31, 2004 and included contract research costs of a Phase I clinical trial.

  General and administrative. General and administrative expenses decreased to $697,501 in the twelve months ended December 31, 2003 from $1,323,241 in the comparative period in 2002. This reduction largely reflects a decrease in consulting expenses of $599,595. Other significant general and administrative expenses included management fees and professional fees for accounting and legal services provided.

  Other income. Other income was $18,527 for the twelve months ended December 31, 2003, compared with $4,867 for the twelve months ended December 31, 2002. Other income was primarily interest earned on cash balances. The increase of $13,660 was due to higher average cash and investment balances offset by lower prevailing interest rates during 2003 than in 2002.

  Net loss. We incurred net losses of $2,506,705 ($0.25 per share) during the twelve months ended December 31, 2003, and $2,234,061 ($0.25 per share) during the twelve months ended December 31, 2002. The increase in our net loss in 2003 was principally caused by the increase in research expenditures somewhat offset by a decline in general and administrative expenses as described above.

  Liquidity and Capital Resources

  Since inception substantially all of our operations have been financed through the private placement of equity securities. Through December 31, 2004 we received net proceeds of approximately $20.0 million from the issuance of shares of preferred and common stock. As of December 31, 2004 we had funds available of $11,436,478. We invest our surplus cash in redeemable, government treasuries and other investment grade commercial paper with maturities of under two years.

  On May 6, 2004 we closed a Regulation S offering of 1,697,715 units at a price of CDN$0.70 per unit for gross proceeds of CDN$1,188,400. Each unit consisted of one common share and one stock purchase warrant. Each warrant entitles the holder to purchase an additional common share for CDN$1.00 for a two-year period expiring on May 6, 2006. Canaccord Capital Corporation served as agent for this financing. In consideration for acting as agent, we granted to Canaccord 135,817 agent's warrants. Each agent's warrant entitles the agent, on exercise, to purchase one common share for CDN$1.00 per share for a period expiring on May 6, 2006. We paid Canaccord a commission of 8% of the gross proceeds, consisting of CDN$4,788 paid in cash and the issuance of 128,977 common shares and 128,977 warrants. Finally we paid Canaccord a corporate finance fee consisting of 400,000 common shares and 400,000 warrants to purchase common shares at CDN$1.00 pr share.

  On December 30, 2004 we closed our initial public offering of 16,000,000 shares of our common stock. The common stock was offered at a price of CDN$1.00 per share for gross proceeds of CDN$16,000,000 or $13,264,799 and net proceeds of $11,576,484 after agent's commissions of $994,860 and expenses in connection with the offering (including legal, accounting, translation, filing fees and printing costs) of $693,455. The agents were also issued 1,280,000 warrants. The over-allotment or "greenshoe" option of the initial public offering was subsequently exercised, in full, on January 31, 2005 for gross proceeds of CDN$2,400,000.

  For the year ended December 31, 2004, we used net cash of $2,796,468 in operating activities primarily consisting of the net loss for the period of $3,095,240. We also received $275,000 from Procter & Gamble Pharmaceuticals, Inc., which we have recorded as deferred revenue. Net cash provided by financing activities during the year ended December 31, 2004 was $13,128,709 comprising primarily $14,380,821 of gross proceeds from our initial public offering and a May 2004 private placement, offset by $1,775,080 in offering costs. We also issued $200,000 in shares of common stock as debt settlement to debt owed to Pacific Medical Corp. at the close of our initial public offering.

  For the year ended December 31, 2003, we used net cash of $2,087,113 for operating activities. This primarily consisted of a net loss for the period of $2,506,705 somewhat offset by a $327,806 increase in accounts payable and accrued liabilities. Net cash provided by financing activities during the year ended December 31, 2003 was $2,788,202 resulting primarily from net proceeds from the issuance of preferred shares and common shares totaling $3,278,376. Preferred shares of $2,700,000 were issued to PPDI. Other financing activities included the repayment of an outstanding loan of $255,278 and an advance of funds of $248,363 to Globe Laboratories, Inc., to fund the research and development activities performed on our behalf.

  For the year ended December 31, 2002, we used net cash of $1,330,624 for operating activities. This consisted of a net loss for the period of $2,234,061, which was partially funded by the issuance of common shares and warrants issued in lieu of cash for consulting services. Net cash provided by financing activities during the year ended December 31, 2002 was $1,445,175 resulting primarily from net proceeds from the issuance of common shares for $1,196,897 and a loan advanced to us by PPDI for $255,278.

  We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for at least 24 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

  We expect to continue to incur substantial operating losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

    the rate of progress and cost of our planned or future clinical trials and other development activities;

    the scope, prioritization and number of clinical development and research programs we pursue;

    the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

    the costs and timing of regulatory approval;

    the costs of establishing or contracting for manufacturing, sales and marketing capabilities;

    the costs of expanding our facilities to support our operations;

    the effect of competing technological and market developments; and

    the terms and timing of any collaborative, licensing and other arrangements that we may establish.

  We intend to seek additional funding through sublicensing arrangements or through public or private financings, but our business and your investment are at risk that we will be unable to obtain additional financing on acceptable terms or at all.

  Long Term Obligations

  We lease our laboratory and office facilities, under operating leases which expire at various dates ending July 31, 2008. As at December 31, 2004 we are obligated to make minimum lease payments totalling $298,850 to the end of July 2008.

2005	64,700
2006	96,700
2007	96,700
2008	40,750
$298,850

  We have entered into various research and development agreements with third parties to perform research and development services on its behalf. We are committed to pay $540,856 in respect of contracts in place at December 31, 2004.

  Off-balance Sheet Arrangements

  We do not have, and do not have any present plans to implement, any off-balance sheet arrangements.

  MANAGEMENT

  Officers and Directors

  Each of our directors serves until his successor is elected and qualified. Each of our directors is elected by our shareholders for a term of one year.

  The following table sets forth the principal occupation of each of our directors and senior officers over the past five years:

Name	Age	Principal Occupation for last five years
Hassan Salari Chairman of the Board and Chief Executive Officer and President	51

  President and CEO of Chemokine Therapeutics Corp., July 1998 to present; President of Globe Laboratories Inc., June 2002 to present; President and CEO of Inflazyme Pharmaceuticals Ltd., 1992 to 1998; and Professor of Medicine, University of British Columbia, 1990 to 1998.

David Karp Director of Finance, Chief Financial Officer and Corporate Secretary	40

  Director of Finance and CFO of Chemokine Therapeutics Corp., June 2004 to present; Corporate Secretary since January 2005; CFO of Neuro Discovery Inc., February 2002 to May 2004; Vice President, Investment Banking at BMO Nesbitt Burns, 1997 to 2001.

Michael Evans(1)(2)(3) Director	45	Founder and principal of Evans & Evans Inc., 1989 to present.
John Osth(1)(3) Director	58	General Partner of Desert Trail Consulting, LLC, November 1999 to present; Chairman of QuantumCor, Inc., April 2002 to present; Director of Miragence Corp.
Walter Korz Vice President of Drug Development	46

  Vice-President of Drug Development of Chemokine Therapeutics Corp., April 2004 to present; Director of Drug Development of Chemokine Therapeutics Corp., May 2003 to April 2004; Clinical Development Manager of Angiotech Pharmaceuticals, Inc., 2000 to 2003; Manager, Medical Marketing of AltaRex Corp., 1996 to 2000.

Name	Age	Principal Occupation for last five years
Matthias C. Kurth(2) Director	50

  Vice President, Medical Affairs of Ceregene, Inc., December 2004 to present; Senior Medical Director, BOTOX/Neurology of Allergan Inc., February 2004 to November 2004; Therapeutic Area Head of I3 Research, Inc., November 2003 to February 2004; Vice-President of Medical and Regulatory Affairs of Questcor Pharmaceuticals, Inc., June 2001 to October 2003; Medical Director and Clinical Trials Monitor of Axys Pharmaceuticals, Inc., December 1997 to May 2001.

C. Richard Piazza(1)(2)(3) Director	57

  Managing Director, Investment Banking of La Jolla Capital Partners, LLC, June 2004 to present; President and CEO of TheraFuse Inc. October 2003 to September 2004; President and CEO of VitaGen Inc., April 2002 to May 2003 and August 1994 to January 2000; President and CEO Maxia Pharmaceuticals Inc., January 2001 to February 2002. Director of NextEra Pharmaceuticals.

    Member of the Audit Committee. The Audit Committee's financial expert is Michael Evans.

    Member of the Compensation Committee.

    Member of the Nominating and Corporate Governance Committees.

  Management Background

  The following are profiles of our directors and senior officers:

  Hassan Salari, Ph.D. - Chairman, President & Chief Executive Officer

  Dr. Salari, an entrepreneur and scientist, has been our Chairman, President and Chief Executive Officer since July 1998. He is experienced in managing private and public biotechnology companies. Dr. Salari also has served as President of Globe Laboratories Inc., a biotechnology research and development company, since June 2002. Prior to his engagement with us, Dr. Salari founded and built the biotechnology company, Inflazyme Pharmaceuticals Ltd. (IZP.TO). From 1992 to 1998 he had, in his role as President and Chief Executive Officer, the responsibility of managing Inflazyme Pharmaceuticals Ltd. business affairs as well as its drug discovery and development program. He negotiated and closed several licensing deals with biotechnology and pharmaceutical companies.

  From 1990 to 1998, Dr. Salari was Professor of Medicine at University of British Columbia. He assembled several research teams in the fields of autoimmunity and inflammation. He was also a consultant and advisor to pharmaceutical companies in the United States and Europe. From 1987 to 1990, he was Assistant Professor at University of British Columbia and also served as a consultant to Merck & Co. Inc., Upjohn Co., and Zymogenetics Inc., in the field of novel anti-inflammatory and autoimmune drugs. From 1986 to 1987, he was a research associate in the Department of Medicine at University of British Columbia. He was the lead project investigator in cytokine research and drug development. From 1984 to 1986, he worked as a research associate at the Department of Physiology, Laval University. Dr. Salari carried out research work on the biology of human blood cells and their control by cytokines. In 1982 and 1983, he consulted to a French pharmaceutical corporation (Beafour Ipsen) as a research scientist on the discovery of novel anti-inflammatory drugs. From 1981 to 1982, Dr. Salari worked at the Department of Immunology, McGill University in Montreal as a research associate.

  Dr. Salari has a Ph.D. degree from the University of Southampton, United Kingdom, Department of Microbiology (1976-1980). His Ph.D. dissertation investigated the protein chemistry of infectious bacteria. Throughout his academic career, Dr. Salari has published over 150 scientific articles and book chapters on various immunology topics and autoimmune diseases. He has previously obtained six U.S. patents for his pioneering work on the discovery of novel drugs to treat autoimmune diseases: US 06046185; US 05506217; US 05399683; US 05369097; US 05219845 and US 06706701. He is also co-inventor of nine patents issued or patents applied for which are part of our intellectual property.

  David L. Karp, CFA, MBA ,P.Eng. - Director of Finance, Chief Financial Officer, and Corporate Secretary

  Mr. Karp has been our Director of Finance and Chief Financial Officer since June 2004. Mr. Karp became our corporate Secretary on January 14, 2005. From February 2002 to May 2004, Mr. Karp was Chief Financial Officer of Neuro Discovery Inc., a Vancouver based, publicly traded investment management company focused on biotechnology investing. Mr. Karp assisted in raising capital and making private investments in early stage biotechnology companies in addition to having overall responsibility for all treasury, reporting and control functions. From August 1997 to September 2001, Mr. Karp was Vice President, Investment Banking for BMO Nesbitt Burns in Vancouver. His experience in raising capital includes raising capital for biotechnology companies and companies in other industries. Mr. Karp has also managed a number of merger, acquisition and restructuring assignments for a variety of industries including biotechnology. Mr. Karp holds a Bachelor of Science degree in Mechanical Engineering from the University of Waterloo in Ontario and an MBA from the Ivey School of Business at the University of Western Ontario in London, Ontario. He is a Chartered Financial Analyst and a Professional Engineer.

  Walter Korz, HCA - Vice President of Drug Development

  Mr. Korz has served as our Vice President of Drug Development since April 2004. Mr. Korz also served as Director of Drug Development from May 2003 to April 2004. His multi-disciplinary experience has spanned thirteen years in the biotech sector. He brings with him a broad drug development background, including outsourcing experience with contract research organizations, central institutional review boards, data safety committees, protocol steering committees, as well as central diagnostic and preclinical/clinical laboratory services. He has negotiated service provider contracts with ongoing contract administration. His experience with therapeutic and diagnostic research drugs has spanned various indications including cancer, Multiple Sclerosis, rheumatoid arthritis, and psoriasis. He has managed medical studies from the preclinical to the pivotal clinical stages.

  Prior to joining us he held the position of Clinical Development Manager with Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI) from 2000 to 2003. From 1996 to 2000, Mr. Korz was Manager, Medical Marketing of AltaRex Corp., a biotechnology company, where he was responsible for overseeing the development of therapeutic products in Edmonton and Boston. His initial drug development, clinical and regulatory experiences were gained with Biomira Inc. Mr. Korz received his Diploma in Hospital and Health Care Administration from the University of Saskatchewan and his Diploma in Nuclear Medicine from the Southern Alberta Institute of Technology.

  Michael Evans, MBA, CFA, CBV - Director and Secretary

  Mr. Evans has served as a director since April 2004. He was also interim Chief Financial Officer from April 2004 to June 2004. In 1989, he founded Evans & Evans, Inc., a financial advisory services company. Prior to that, he worked in the venture capital industry in Western Canada for several years. Mr. Evans began his career in marketing and sales with Wang Canada Ltd. in 1983. For the past 17 years, Mr. Evans has been responsible for raising money for numerous clients through private placements, public offerings, and debt issuances. In addition, he has advised on many merger and acquisition transactions and has originated transactions for both purchasers and sellers. Mr. Evans is a principal and director of Evans & Evans, Inc. and oversees the expansion and development of its offices outside of British Columbia. Mr. Evans holds a Bachelor of Business Administration degree from Simon Fraser University, a Masters of Business Administration from the University of Portland, where he graduated with honors, and the professional designations of Chartered Financial Analyst ("CFA") and Chartered Business Valuator. He is a member of the CFA Institute, the Vancouver Society of Financial Analysts, and the Canadian Institute of Chartered Business Valuators.

  Matthias C. Kurth, M.D., Ph.D. - Director

  Since September 2001, Dr. Kurth has been a member of our board of directors. Dr. Kurth is a board-certified neurologist with seven years of industry experience. He is a physician-scientist with broad experience in clinical medicine, biomedical sciences, clinical trials and market focused drug development. Since December 2004, he has been Vice President, Medical Affairs of Ceregene, Inc., a biotechnology development company. From February 2004 to November 2004, Dr. Kurth was Senior Medical Director, BOTOX/Neurology of Allergan Inc., a pharmaceuticals company. From November 2003 to February 2004, he was Therapeutic Area Head of I3 Research, Inc., a clinical research company. From June 2001 to October 2003, he was Vice President, Medical and Regulatory Affairs of Questcor Pharmaceuticals. From December 1997 to May 2001, Dr. Kurth served as the Medical Director and Clinical Trials Monitor at Axys Pharmaceuticals, Inc. ("Axys"), La Jolla, California, where he directed the clinical trials of various pharmaceutical products for Axys. Dr. Kurth has participated in four investigational new drug applications and the maintenance of the corresponding documentation required by the U.S. Food and Drug Administration. Dr. Kurth has worked with a multidisciplinary team of clinicians and clinical research organization staff carrying out clinical trials on various drugs targeting asthma, psoriasis, Multiple Sclerosis, inflammatory bowel diseases and cancer. Dr. Kurth has also worked with three other companies designing and implementing their clinical trials (Questcor Pharmaceuticals, Inc. - a generic drug developer, Morphogen Pharmaceuticals, Inc. - a stem cell development company, and Pharsight Inc. - a Mountain View, California company with interest in Alzheimer drugs). Dr. Kurth was also a speaker and consultant to Athena Neurosciences, DuPont Pharma, Hoffmann-LaRoche, Novartis, Pharmacia UpJohn and SmithKline Beecham. Dr. Kurth obtained his M.D. and his Ph.D. from Baylor College of Medicine, Houston, Texas, and his BA in Chemistry and Biochemistry from Rice University.

  John Osth, MBA - Director

  Mr. Osth has been a director since October 2003. He has broad product development experience in the biomedical and bio-device areas with concentration in the areas of immunology, cell biology and clinical diagnostics. Mr. Osth's executive and operating experience includes marketing, manufacturing, research and development, accounting and business development. Mr. Osth has served as Chairman of the board of directors of QuantumCor, Inc., a medical device development company, since 2002, and as General Partner of Desert Trail Consulting, LLC, a medical consulting firm, since 1999. He is also a member of the board of directors of Miragence Corp. Mr. Osth formerly served as the president of Baxter Healthcare Corp's Immunotherapy Division, during which time the division developed an advanced blood separation bio-device, taking the product from design goals to approval to market in Europe in just over two years. This new product allowed the division to take market share leadership, and increase annual revenues from virtually zero in 1993 to almost $20 million in 1997. Mr. Osth led the successful spin-out of the Immunotherapy Division to create Nexell Therapeutics Inc. Mr. Osth is a member of the Board of the Marrow Foundation, the fundraising arm of the National Marrow Donor Program. Mr. Osth received his Masters of Business Administration from the University of Chicago, received his Masters of Science in Civil Engineering from the University of Illinois, and received his Bachelors of Science in General Engineering from the U.S. Naval Academy.

  C. Richard Piazza, MA - Director

  Since June 2002, Mr. Piazza has been a member of our board of directors. He is currently Managing Director, Investment Banking of La Jolla Capital Partners and is a director of NextEra Pharmaceuticals. From October 2003 to September 2004, he was the President and CEO of TheraFuse, Inc., La Jolla, CA, a medical device company. From April 2002 to May 2003 and from August 1994 to January 2000, he was the President and CEO of VitaGen Inc., a biotechnology company with focus in liver cell therapy. He was responsible for the development and initiation of clinical trials of that company's extracorporeal liver assist device. Mr. Piazza, during his appointment with VitaGen, raised over $35 million in venture capital and completed alliances with major healthcare companies. From January 2001 to February 2002, Mr. Piazza was President and CEO of Maxia Pharmaceuticals Inc., a small molecule oncology and metabolic disorders drug discovery company in San Diego, California. Prior to joining VitaGen and Maxia Pharmaceuticals, Mr. Piazza was the President and Chief Executive Officer of Smith and Nephew SoloPak, a leading pharmaceutical and IV therapy company and part of the international $1.7 billion UK Smith & Nephew group. Mr. Piazza has over 29 years of pharmaceutical and biotechnology experience. Mr. Piazza received his Bachelor of Science degree in Economics, his A.A.S. degree in Business, and his Bachelor of Science degree in Speech Pathology from the State University of New York.

  Medical & Scientific Advisory Board

  Malcolm A.S. Moore, D.Phil. - Medical Advisor

  Dr. Moore has served as our medical advisor since July 2002. He is Professor of Biology at the Memorial Sloan Kettering Cancer Institute, Cornell Graduate School of Medical Sciences. He is the Director of the Gar Reichman Laboratory for Advanced Cancer Research, Memorial Sloan Kettering Cancer Institute for Cancer Research. Dr. Moore is also the attending biologist, Division of Medical Oncology, Hematology, Lymphoma Services, Memorial Sloan Kettering Cancer Center. Dr. Moore is an expert in hematology research and hematopoeitic stem cell growth, differentiation, and mobilization. His work in the early 1980s led to the advancement of G-CSF (Neupogen®) as a therapeutic product for stem cell growth and differentiation. Other notable contributions include the development of methods for induction and long-term maintenance of Thy-1 lymphocytes, erythropoeitin and stem cell factor. Dr. Moore is a member of the American Association of Immunologists, the American Society of Hematologists, the American Association for Cancer Research, the Cell Proliferation Society, and the International Society of Experimental Hematology. Dr. Moore is the winner of the following awards: Professor F. Takaku Award, Molecular Biology of Haematopoiesis, Excellence of Achievement Award of Haematopoiesis, 50th Anniversary Commemorative Award of the Leukemia Society of America, The Kurth Reissman Memorial Award, William Coley Award for Distinguished Research in Immunology and Van Bekkum Stem Cell Award. Dr. Moore is an advisor to: the National Cancer Institute, leukemia, lymphoma and myeloma Progress Review Group, Advanced Cell Technology, Inc., NaPro Biotherapeutics, Inc. and StemCo Biomedical Inc.

  Edward D. Ball, M.D. - Medical Advisor

  Dr. Ball has served as our medical advisor since July 2002. Dr. Ball is an expert in blood and marrow transplantation. He is currently Professor of Medicine and Director/Chief of the Blood and Marrow Transplantation Program/Division at the University of California San Diego. Dr. Ball received his M.D. degree at Case Western Reserve University in 1976, and his Hematology/Oncology fellowship at the University Hospitals of Cleveland and Dartmouth University Medical Center. Before joining the University of California San Diego, Dr. Ball has been the Director of the Bone Marrow Transplantation Program and the Chief of Division of Hematology/Bone Marrow Transplantation at the University of Pittsburgh. Dr. Ball pioneered the use of monoclonal antibodies for purging leukemia cells from autologous, or one's own marrow and peripheral blood progenitor cell transplantations. He has personally developed many anti-leukemic monoclonal antibodies directed against acute myeloid leukemia, some of which are used for diagnostics and therapy of the disease. He is one of the co-founders of Medarex, Inc., a biotechnology company with focus in the development of monoclonal antibody drug therapy. Dr. Ball has received continuous funding from the U.S. National Institutes for Health of 20 years in recognition for his excellence in research. He has listed over 145 peer-reviewed publications in scientific and medical journals, and contributed to over 50 book chapters and review articles.

  Louis M. Pelus, Ph.D. - Medical Advisor

  Dr. Pelus has served as our medical advisor since July 2002. Dr. Pelus is the Associate Director of the Walther Oncology Center and an Associate Professor of Microbiology and Immunology at the Indiana University Medical School, Indianapolis, Indiana. Prior to joining Indiana University and Walther Oncology Center, Dr. Pelus held the position of Associate Director in Molecular Virology and Immunology at SmithKline Beecham Corp. ("SKB"), Pennsylvania. From 1991 to 1998 at SKB, Dr. Pelus discovered and developed a number of novel biotechnology products for control of differentiation and proliferation of normal and leukemic myeloid progenitor cells. Dr. Pelus is an expert in the field of chemokine and matrix metalloproteinases, and their association with the hematopoeitic stem cell mobilization. Dr. Pelus was the first to discover the peripheral blood stem cell regulation of growth and differentiation by CXC chemokine (GRO beta and GRO beta T). Dr. Pelus has published over one hundred peer reviewed scientific articles and book chapters and he is a member of the American Society of Hematology, of the American Association of Immunologists and of the International Society of Hematotherapy and Graft Engineering.

  James Cassidy M.D., F.A.C.P. - Medical Advisor

  Professor Cassidy has served as our medical advisor since May 2003. Professor Cassidy is a Cancer Research UK Professor of Oncology and Academic Head of the Centre for Oncology and Applied Pharmacology within the Division of Cancer Sciences and Molecular Pathology at the University of Glasgow. He is also Research Convenor and Deputy Head of the University of Glasgow Division of Cancer Sciences and Molecular Pathology. He received his medical degree from University of Glasgow in 1991, and his fellowship in Oncology from the University of Glasgow in 1978. Professor Cassidy was the first Professor of Oncology at the University of Aberdeen, where he developed both an academic unit of clinical oncology and a laboratory-based cancer research unit. He has also established a new drug development clinic which conducts Phase I and II clinical trials that meet cGCP standards. Professor Cassidy is a member of a number of professional societies including EORTC, Pharmacology and Molecular Mechanism Group, the British Medical Association, and the American Association for Cancer Research. He has published over 140 peer-reviewed articles in scientific and medical journals, and contributed to several book chapters.

  Robert Carl Nevin Murray, M.D., FRCPC - Medical Advisor

  Dr. Murray has served as our medical advisor since May 2003. He is a Medical Oncologist at the BC Cancer Agency in Vancouver, Canada and serves as a clinical professor at University of British Columbia. He received his medical degree from the University of Saskatchewan in 1973, and his fellowship in Oncology from the Manitoba Cancer Treatment and Research Foundation in 1978. He is American Board certified in Medical Oncology since 1979. Dr. Murray is a member of the Royal College of Physicians and Surgeons, Canadian Oncology Society, American Society of Clinical Oncology, as well as the International Association for the Study of Lung Cancer. In addition to the numerous lectures Dr. Murray has delivered internationally on lung cancer, he has also published in excess of 75 peer reviewed manuscripts, and abstracts in scientific and medical journals as well as contributing to eleven book chapters. In August, 2003, Dr. Murray was chairman of the X World Conference of Lung Cancer held in Vancouver, British Columbia.

  Daniel Douglas Von Hoff, M.D., F.A.C.P. - Medical Advisor

  Dr. Von Hoff has served as our medical advisor since May 2003. Dr. Von Hoff is currently Professor of Medicine, Pathology, Molecular and Cellular Biology, Director of the Arizona Health Sciences Center's Cancer Therapeutics Program, and Head of the Translational Genomics Research Institute's Translational Drug Development Division. Dr. Von Hoff's major interest is in the development of new anticancer agents, both in the clinic and in the laboratory. His laboratory interests and contributions have been in the area of in vitro drug sensitivity testing to individualize treatment for the patient, mechanisms of gene amplification, particularly of extrachromosomal DNA, and understanding of and targeting telomere maintenance mechanisms. Dr. Von Hoff and his laboratory team are currently concentrating on discovery of new targets in pancreatic cancer.

  In the area of clinical drug development, Dr. Von Hoff and his colleagues were involved in the early development of many of the agents now use routinely, including: Mitoxantrone, Findarabine, Paclitaxel, Docetaxel, Gemcitabine, CPT-11, Iressa, Tarceva and others. At present, he and his colleagues are concentrating on the development of molecularly targeted therapies.

  Dr. Von Hoff is an internationally recognized expert in the field of oncology, providing guidance to industry and academic institutions. He is American Board-certified in Internal Medicine, Medical Oncology, as well as being certified more recently for Basic Life Support. He served on the Board of Directors for the Association of American Cancer Institutes, and the Baylor Research Institute.

  Dr. Von Hoff has served in the past as the President of the American Association for Cancer Research from 1999 to 2000, a Fellow of the American College of Physicians, and a member and past board member of the American Society of Clinical Oncology. He is a founder and board member of ILEX™ Oncology, Inc. (ILXO, NASDAQ). He is founder and the Editor Emeritus of Investigational New Drugs - The Journal of New Anticancer Agents; and, Editor-in-Chief of Molecular Cancer Therapeutics. During his career he has published over 503 papers, as well as 844 abstracts. In addition he has also contributed to 126 book chapters. Dr. Von Hoff is also the holder of three patents.

  Keyman Insurance

  We have purchased CDN$3,000,000 of "key-man" insurance against the loss or disability of our President and Chief Executive Officer, Dr. Hassan Salari. We are a two-thirds beneficiary of the keyman insurance policy. Dr. Salari's family is a one-third beneficiary of this life insurance policy.

  Penalties, Sanctions and Bankruptcy

  Bankruptcies

  There are no declarations of bankruptcy, voluntary assignments in bankruptcy, proposal under any bankruptcy or insolvency legislation, proceedings, arrangement or compromise with creditors or appointment of a receiver, receiver manager or trustee to hold assets that have been in effect during the last ten years with regard to: (i) any of our directors, senior officers; or (ii) any business of which a person referred to in item (i) above was a general partner, director, senior officer or control person at that time or within two years prior to that time other than C. Richard Piazza who was president and CEO of Hepatix Inc., which subsequently known as VitaGen, Inc., which filed for Chapter 11 bankruptcy and offered a plan of reorganization in May 1996 in Southern District Court in Houston, Texas. The plan was confirmed and the company emerged from bankruptcy on or about September 24, 1996.

  Penalties or Sanctions

  None of our directors or senior officers has during the last five years:

    been convicted in a criminal proceeding or been subject to a pending criminal proceeding excluding traffic violations and other minor offenses;

    been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

    been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Directors and Officers

  The following table sets forth the total number of shares owned beneficially, except as noted in the footnotes below, by each of our directors and Named Executive Officers (as defined below in "Executive Compensation"), individually and as a group as of March 1, 2005.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that will become exercisable within 60 days after March 1, 2005, are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  As of March 1, 2005, 33,743,206 shares of our voting securities, including common shares and series "A" preferred shares, were issued and outstanding.  Except as noted below, the stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Title and Class	Name and Address	Amount and Nature of Beneficial Owner(1)(2)	% of Ownership (1)(2)
Common Shares	Hassan Salari 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	6,607,101(3)(4)	19.4%
Common Shares	David L. Karp 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	150,000(5)	0.4%

Title and Class	Name and Address	Amount and Nature of Beneficial Owner(1)(2)	% of Ownership (1)(2)
Common Shares	Walter Korz 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	96,000(6)	0.3%
Common Shares	John Osth 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	67,200(7)	0.2%
Common Shares	Michael Evans 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	72,000(8)	0.2%
Common Shares	Matthias C. Kurth 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	24,000(9)	0.1%
Common Shares	C. Richard Piazza 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	24,000(9)	0.1%
Common Shares	All officers and directors as a group (7 persons)	7,040,301(3)(10)	20.4%

    Includes all of our voting securities, including common shares and series A preferred shares as of March 1, 2005.

    Assumes the exercise of all options and warrants held by the person exercisable within 60 days of the date of this prospectus and no options or warrants held by other parties being exercised. Based upon 33,743,206 shares of all our outstanding voting securities being the common shares and series A preferred shares, as of March 1, 2005.

    Dr. Salari is one of the beneficiaries of 6,607,101 common shares held by Pacific Medical Corp, including 247,100 common shares issued at the closing of our initial public offering at a deemed price equal to the initial public offering price per share of US$0.81 (CDN$1.00) in settlement of US$200,000 of accrued management fees due to Pacific Medical Corp. Dr. Salari has control of the voting power over our common shares held by Pacific Medical Corp.

    Includes 360,000 stock options of a total of 750,000 held by Dr. Salari that will be vested within 60 days of March 1, 2005, and are exercisable at a price of CDN$1.00 per common share expiring on June 30, 2009.

    Includes 120,000 stock options of a total of 250,000 held by David Karp that will be vested within 60 days of March 1, 2005, and are exercisable at a price of CDN $1.00 per common share, expiring on June 30, 2009.

    Includes 96,000 stock options of a total of 200,000 held by Walter Korz that will be vested within 60 days of March 1, 2005, and are exercisable at a price of CDN $1.00 per common share, expiring on June 30, 2009.

    Includes 67,200 stock options of a total of 140,000 held by John Osth that will be within 60 days of March 1, 2005, and are exercisable at a price of CDN $1.00 per common share, expiring on June 30, 2009.

    Includes 72,000 stock options of a total of 150,000 held by Michael Evans that will be vested within 60 days of March 1, 2005, and are exercisable at a price of CDN $1.00 per common share, expiring June 30, 2009.

    Includes 24,000 stock options of a total of 50,000 held by each of Dr. Kurth and Richard Piazza that will be vested within 60 days of March 1, 2005, and are exercisable at a price of CDN $1.00 per common share expiring on June 30, 2009.

    Includes a total of 763,200 stock options of a total of 1,590,000 options granted to our senior officers and directors that will be vested within 60 days of March 1, 2005.

  Principal Shareholders

  The following table sets forth the total number of shares owned beneficially, except as noted below, by the present owners of 5% or more of our total outstanding shares as of March 1, 2005. Except as noted below, the stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Title and Class	Name and Address	Amount and Nature of Beneficial Owner(1)	% of Ownership(1)
Common Shares	Hassan Salari 6190 Agronomy Rd., Ste 405 Univ. of British Columbia Vancouver, BC V6T 1Z3, Canada	6,607,101(2)(3)	19.4%
Common Shares	Canaccord Capital Corporation 2200-609 Granville St. Vancouver, BC V7Y 1H2	1,898,430(4)	5.4%
Series A Preferred Shares Convertible into Common Shares	Pharmaceutical Product Development, Inc. 3151 South 17th St., Wilmington, NC 28412	2,500,000(5)	7.3%

    Assumes the exercise of all options and warrants held by the person exercisable within 60 days of March 1, 2005, and no options or warrants held by other parties being exercised. Includes all our outstanding voting securities being the common shares and series A preferred shares as of March 1, 2005.

    Dr. Salari is one of the beneficiaries of 6,607,101 common shares held by Pacific Medical Corp, including 247,100 common shares issued at the closing of our initial public offering at a deemed price equal to the initial public offering price per share of US$0.81 (CDN$1.00) in settlement of US$200,000 of accrued management fees due to Pacific Medical Corp. Dr. Salari has control of the voting power over our common shares held by Pacific Medical Corp.

    Includes 360,000 stock options of a total of 750,000 held by Dr. Salari that will be vested within 60 days of March 1, 2005, and are exercisable at a price of CDN$1.00 per common share expiring on June 30, 2009.

    Includes 664,794 warrants held by Canaccord Capital Corporation entitling the purchase of 664,794 common shares at a price of CDN$1.00 per common share expiring May 6, 2006 and 604,659 warrants held by Canaccord entitling the purchase of 604,659 common shares at a price of CDN$1.00 per common share expiring June 30, 2006.

    According to a Schedule 13G filed with the SEC on February 3, 2005, by Pharmaceutical Product Development, Inc. ("PPD"), PPD beneficially owns (i) 2,000,000 shares of common stock issuable upon conversion of 2,000,000 shares of the Series A Preferred Stock held by PPD, and (ii) 500,000 shares of common stock issuable upon exercise of share purchase warrants.

  Future Sales of Shares

  A total of 33,743,206 shares of voting stock are issued and outstanding as of the date of this prospectus, of which 6,769,185 common shares and 2,000,000 series A preferred shares convertible into common shares are restricted securities, as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act. As of April 15, 2005, the 2,000,000 series A preferred shares will no longer be subject to Rule 144 and will be free trading. Under Rule 144, the shares may be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition.

  Rule 144 provides for the resale of restricted securities if the requirements of Rule 144 are satisfied. Restricted securities are securities acquired in a transaction which did not involve a public offering. In order to comply with the requirements of Rule 144, the following conditions must be met:

    there must be adequate current public information regarding us;

    the restricted securities must have been fully paid for and held by the seller for at least one year from the date the shareholder acquired them;

    during the second year from the date of acquisition by the seller, the number of shares which the seller may sell is limited in any three-month period to the greater of 1% of our outstanding shares, or the average weekly trading volume in those shares over the four weeks preceding the potential sale;

    the securities may only be sold in unsolicited brokers transactions or in transactions directly with a market maker; and

    a Form 144 must be filed with the Securities and Exchange Commission concurrently with the sale and with any national securities exchange on which the security is traded.

  Restricted securities that have been held for more than two years by non-affiliates, and persons who are not control persons, may be sold without complying with these conditions. Affiliates and persons, who are control persons, must continue to comply with the foregoing conditions as long as they are affiliates or control persons.

  Approximately 31,496,106 of the 31,743,206 common shares outstanding as of the date of this prospectus are free trading or could be sold pursuant to Rule 144 under the Securities Act as of March 17, 2005. Pacific Medical Corp., a company of which Dr. Hassan Salari is one of the beneficial owners, is currently the holder of 6,000,001 common shares which may be sold under Rule 144 subject to volume limitations in any three month period of the higher of (i) 1% of our total issued outstanding common shares; and (ii) the weekly trading volume for the four weeks preceding the sale as long as Pacific Medical Corp. holds greater than 10% of our issued and outstanding common shares or Dr. Hassan Salari is an affiliate. Pacific Medical Corp.'s common shares are also subject to escrow pursuant to the Canadian National Policy 46-201 "Escrow for Initial Public Offerings" ("NP46-201"). After the listing of our common shares for trading on the Toronto Stock Exchange on December 30, 2004, as an established issuer (as defined in NP46-201) 25% of the common shares of Pacific Medical Corp. were released from escrow and 25% will be released on each of the dates that are 6, 12 and 18 months thereafter. See "Escrowed Securities".

  The market price of our common shares could drop as the result of sales of substantial numbers of common shares in the public market, or the perception that such sales could occur. This could also make it more difficult for us to raise funds through future sales of shares.

  EXECUTIVE COMPENSATION

  Summary Compensation Table

  The following table, presented in accordance with applicable securities laws, sets forth all annual and long-term compensation for services in all capacities to us and our subsidiaries from January 1, 2002 to December 31, 2004, paid to the individuals who served as our Chief Executive Officer during the financial year ended December 31, 2004 and our other executive officers whose total salary and bonus was US$100,000 or more for the financial year ended December 31, 2004 (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
		Salary(1)	Bonus	Compensation	Award(s)	Options/SARs	Payouts	Compensation
Name and Principal Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(#)	(CDN$)	(CDN$)
Hassan Salari	2004	167,500(1)	250,000	11,324(2)	--	750,000	--	--
President & Chief Executive Officer	2003	125,644(1)	--	--	--	--	--	--
	2002	106,123(1)	--	--	--	1,000,000(3)	--	--
David Karp	2004	64,333(4)	51,000	21,000(5)	--	250,000	--	--
Director of Finance, Chief Financial	2003	--	--	--	--	--	--	--
Officer and Corporate Secretary	2003	--	--	--	--	--	--	--

    Inclusive of salary paid to Dr. Salari by Globe Laboratories Inc., our affiliate, in 2004 and 2003 and our former wholly owned subsidiary Chemokine Therapeutics Inc. for the fiscal year 2002.

    In 2004, we paid for a car lease totalling CDN$9,764 for Dr. Salari and paid CDN$1,560 for a CDN$3,000,000 "key-man" life insurance policy of which Dr. Salari's family is a one-third beneficiary.

    In May 2004, these options were cancelled and 750,000 options were granted exercisable at a price of CDN$1.00 per share expiring on June 30, 2009.

    Mr. Karp joined us in June of 2004.

    30,000 shares of common stock were paid to Mr. Karp for employment services in 2004 valued at CDN$0.70 per share, the value per share sold under the May 6, 2004 private placement.

  Long-Term Incentive Plan Awards

  We do not have any long-term incentive plans, other than stock options that provide compensation intended to serve as incentive for performance.

  Options Grants in Last Fiscal Year

  The following table sets forth details of stock options granted to the Named Executive Officer during the fiscal year ended December 31, 2004.

Option/SAR Grants in Fiscal Year 2004 (Individual Grants)
Name	Number of Securities Underlying Options/SARS Granted (#)	% of Total Options/SARS Granted to Employees and Directors in Fiscal 2004	Exercise or Base Price ($/share)	Expiration Date
Hassan Salari Chairman, President and Chief Executive Officer	750,000(1)	47.2%	CDN$1.00	June 30, 2009
David Karp Director of Finance, Chief Financial Officer and Corporate Secretary	250,000	15.7%	CDN$1.00	June 30, 2009
Walter Korz Vice President Drug Development	200,000(2)	12.6%	CDN$1.00	June 30, 2009

    In May 2004, 1,000,000 options were cancelled and 750,000 options were granted exercisable at a price of CDN$1.00 per share expiring on June 30, 2009.

    In May 2004, 200,000 options were cancelled and 200,000 options were granted exercisable at a price of CDN$1.00 per share expiring on June 30, 2009.

  Aggregated Option Exercises and Fiscal Year-End Values

  The following table sets forth information with respect to each of our Named Executive Officers concerning the exercise of stock options during the 2004 fiscal year and the number of shares subject to unexercised stock options held at the close of such fiscal year. No stock appreciation rights were exercised during the 2004 fiscal year, and no stock appreciation rights were outstanding at the close of such year.

  In the following table, "Value Realized" is equal to the difference between the fair value of the shares at the time of exercise and the exercise price paid for the shares and the "Value of Unexercised In-The-Money Options" is based on the closing selling price per share at the close of the 2004 fiscal year less the exercise price payable per share. Options are "In-the-Money" if the fair market value of the underlying options exceeds the exercise price of the option.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option / SAR Values
Name	Securities Acquired on Exercise (#)	Value Realized (US$)	Number of Unexercised Securities Underlying Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options/SARs at FY-End (CDN$) Exercisable/ Unexercisable(1)
Hassan Salari Chairman, President and Chief Executive Officer	Nil	N/A	240,000/510,000	12,000/25,500
David Karp Director of Finance, Chief Financial Officer and Corporate Secretary	Nil	N/A	80,000/170,000	4,000/8,500
Walter Korz Vice President Drug Development	Nil	N/A	64,000/136,000	3,200/6,800

    In determining the value of in-the-market options we used a fair market price of CDN$1.05, being the closing price of our common stock as listed on the Toronto Stock Exchange on December 31, 2004 less the exercise price of CDN$1.00.

  Employment Contracts and Termination of Employment and Change-in-Control Arrangement

  Except as described below, there are no compensatory plans or arrangements with respect to any Named Executive Officer resulting from resignation, retirement or other termination of employment or from a change of control of our company.

  Employment Agreement with Dr. Hassan Salari

  Dr. Salari has an employment agreement jointly with us and our wholly owned subsidiary Chemokine Therapeutics (B.C.) Corp. dated April 1, 2004, and amended on September 30, 2004, and March 10, 2005. Pursuant to this agreement, we engaged Dr. Salari as Chairman, President and Chief Executive Officer for an initial term of five years. Under the agreement, we will pay Dr. Salari a minimum base annual compensation of CDN$300,000 with such increases as we may approve.

  If we terminate his engagement without cause or advance notice, we will pay Dr. Salari a lump sum equal to his then-current base cash compensation for a period of two years. Our failure to renew the agreement constitutes termination without cause. If we terminate Dr. Salari's engagement for any reason other than for cause and including his resignation and non-renewal of the agreement within one year following the effective date of a consolidation or merger or the sale of substantially all of our assets to a third party, then we will pay to Dr. Salari a lump sum equal to his then-current base cash compensation for a period of two years.

  The agreement also contains provisions that Dr. Salari not compete with us during the term of his engagement and for a period of one year after termination. In addition, we shall own all proprietary rights to all discoveries, improvements and ideas, whether patentable or not, in the field of chemokines made by Dr. Salari during the term of, or within three months of, his engagement with us.

  Employment Agreement with David Karp

  Subsequent to the year ended December 31, 2003, we appointed David Karp as our Chief Financial Officer. Mr. Karp has an employment agreement jointly with us and our wholly owned subsidiary Chemokine Therapeutics (B.C.) Corp. dated May 14, 2004 and amended March 10, 2005. Pursuant to this agreement, we engaged Mr. Karp as Chief Financial Officer commencing on June 1, 2004. Under the agreement, we paid Mr. Karp CDN$7,000 per month for a three month probationary period starting in June 2004. In addition, until the completion of our initial public offering, we granted Mr. Karp 6,500 common shares per month during the probationary period. Commencing in September 2004, paid Mr. Karp CDN$10,000 per month and 3,500 common shares per month until completion of the initial public offering in December 2004, after which we pay Mr. Karp annual compensation of CDN$160,000. After March 31, 2005 Mr. Karp will receive a salary of $170,000 with such increases as we may approve.

  If we terminate his engagement for any reason other than for cause, we must pay Mr. Karp a lump sum equal to six month's of total compensation at a rate established by his base salary and his most recent annual bonus. In addition, for each year of service, we must pay Mr. Karp an amount equal to two weeks of his total compensation for each year of service with us, up to a maximum of nine months. We must prorate for partial years. In addition, all stock options granted to Mr. Karp, if any, pursuant to any stock option agreement will become immediately vested and exercisable.

  The agreement also contains provisions providing that Mr. Karp may not compete with us during the term of his engagement and for a period of three months after termination.

  Compensation Paid to Directors and Medical and Scientific Advisory Board Members

  During fiscal year ended December 31, 2004, we did not pay our non-employee directors for their services as directors, other than options to purchase our stock as described below. We reimbursed our non-employee directors for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors.

  Michael Evans, our director, performed consulting services for us in the fiscal year ending December 31, 2004. We paid consulting fees of $21,102 for his services, and we reimbursed him $9,760 for his out of pocket expenses. We do not intend to engage Mr. Evans as a consultant during the fiscal year ending December 31, 2005, while he serves as a director.

  John Osth, our director, performed consulting services for us in the fiscal year ending December 31, 2004. We paid consulting fees to of $28,500 for his services. We do not intend to engage Mr. Osth as a consultant during the fiscal year ending December 31, 2005, while he serves as a director.

  During 2005, our non-employee directors receive a retainer of $8,000 as a board member. Non-employee committee chairpersons receive an additional $500. Non-employee board and committee members receive $750 for each regularly scheduled meeting attended by telephone conference or in person. In addition, our board members are reimbursed for their travel, lodging, and other out-of-pocket- expenses which they incur in connection with their duties as directors. Our directors are also eligible to receive, from time to time, incentive stock options in accordance with our stock option plan.

  Employee directors do not receive any additional compensation for serving as members of our board or any committee of our board. Employee directors are eligible to participate in our compensation and benefit plans that are generally available to our other employees, including the receipt of stock options under our stock option plan. On May 7, 2004, we granted Dr. Salari an option to purchase 1,000,000 shares of common stock, exercisable at a price of CDN$1.00 per share, the fair market value per share of common stock on the grant date, and expiring on June 30, 2009. On September 30, 2004, Dr. Salari voluntarily surrendered 250,000 stock options, reducing his total number outstanding to 750,000 options.

  Stock Options

  During the financial year ended December 31, 2004, we granted 390,000 incentive stock options to our non-employee directors. Dr. Kurth and Mr. Piazza each received options to purchase 50,000 shares of common stock on May 15, 2001. On May 7, 2004, we cancelled these options and we granted 50,000 options to each of Dr. Kurth and Mr. Piazza exercisable at a price of CDN$1.00 per share. On December 1, 2003, we granted to Mr. Osth an option to purchase 100,000 common shares expiring on June 30, 2007, and exercisable at a price of $1.35 per share. On May 7, 2004, we cancelled these options and we granted 140,000 options to Mr. Osth exercisable at a price of CDN$1.00 per share. On May 7, 2004, we granted to Mr. Evans an option to purchase 150,000 common shares excisable at a price of CDN$1.00 per common share. The exercise price for each of the options granted to our directors is equal to the fair market value per share of common stock on the grant date. Each of the options will vest and become exercisable 4% on the date of grant and 4% every month for 24 months thereafter. Each of the options will expire on June 30, 2009, subject to earlier termination following the optionee's cessation of service on the board of directors.

  The following table sets forth details of all stock options granted to our directors or members of our Medical and Scientific Advisory Board who were not Named Executive Officers during the fiscal year ended December 31, 2004.

Option/SAR Grants in Last Fiscal Year Individual Grants
Name	Number of Securities Underlying Options/SARS Granted (#)	% of Total Options/SARS Granted to Employees and Directors in Fiscal Year	Exercise or Base Price (CDN$/Sh)	Expiration Date
Matthias C. Kurth Director	50,000	3.1%	CDN$1.00	June 30, 2009
C. Richard Piazza Director	50,000	3.1%	CDN$1.00	June 30, 2009
John Osth Director	140,000	8.8%	CDN$1.00	June 30, 2009
Michael Evans Director	150,000	9.4%	CDN$1.00	June 30, 2009

  The following table sets forth details of all the incentive stock options, both exercised and unexercised, for the directors and members our Medical and Scientific Advisory Board who were not Named Executive Officers, during the fiscal year ended December 31, 2004.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option / SAR Values
Name	Securities Acquired on Exercise (#)	Value Realized (US$)	Number of Unexercised Securities Underlying Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options/SARs at FY-End (CDN$) Exercisable/ Unexercisable(1)
Matthias C. Kurth Director	Nil	N/A	16,000/34,000	800/1,700
C. Richard Piazza Director	Nil	N/A	16,000/34,000	800/1,700
John Osth(4) Director	Nil	N/A	44,800/95,200	2,240/4,760
Michael Evans Director	Nil	N/A	48,000/102,000	2,400/5,100
Edward D. Ball Medical Advisor	Nil	N/A	10,000/0	0/0

    In determining the value of in-the-market options we used a fair market price of CDN$1.05, being the closing price of our common stock as listed on the Toronto Stock Exchange on December 31, 2004, less the exercise price of CDN$1.00 for options issued to the above-named directors and less the exercise price of US$1.35 (CDN$1.6265, based upon an exchange rate of US$1.00 for CDN$1.2020 as of December 31, 2004) for the options issued to Mr. Ball.

    Mr. Blomstrom resigned as director on April 14, 2004, and his options expired on May 14, 2004 without being exercised.

  DESCRIPTION OF SECURITIES

  The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

  Our authorized capital is 50,000,000 common shares with par value of $0.001 per share and 6,000,000 preferred shares with par value of $0.001 per share issuable in series of which 31,743,206 common shares and 2,000,000 series A preferred shares are issued and outstanding as of March 1, 2005. On June 18, 2004, we increased our authorized capital from 24,000,000 common shares to 50,000,000 common shares.

  The following table shows our outstanding securities at March 1, 2005, on a historic basis.

Description of Security	Number authorized to be issued	Number outstanding as at March 1, 2005
Common Shares(1)(2)	50,000,000	31,743,206
Preferred Shares(3)	6,000,000	2,000,000
Warrants(4)	N/A	4,147,465
Options(5)	N/A	2,943,000
Agents' Warrants(6)	N/A	2,136,794

    Includes 18,400,000 common shares issued under our initial public offering (including 2,400,000 common shares under the over-allotment option), but not the exercise of any options, warrants, or agents' warrants.

    Common shares with a par value of $0.001.

    Series A preferred shares with a par value of $0.001 per share. 150,000 of the preferred shares were converted to common shares on a one-for-one basis at the closing of our initial public offering.

    The warrants have been issued to certain, investors, advisors and consultants and each warrant entitled the holder thereof to purchase a common share. Includes 500,000 warrants issued to Pharmaceutical Product Development, Inc. ("PPDI") entitling PPDI to purchase a total of 500,000 common shares at an exercise price of CDN$1.00 and 60,000 warrants issued to The Equicom Group, Inc., at an exercise price of CDN$1.00, for investor relations consulting. See "Warrants" below.

    We have granted options to essential employees, consultants, directors and officers. See "Options" and "Outstanding Options" below.

    In connection with our initial public offering, we granted to our agents warrants for the purchase 1,472,000 common shares expiring on June 30, 2006. In addition, Canaccord Capital Corporation, one of our agents, holds a total of 664,794 share purchase warrants, each warrant entitling it to purchase one common share at a price of CDN$1.00 until May 6, 2006.

  Common Shares

  We are authorized to issue 50,000,000 common shares. The holders of our common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at our shareholders meetings and, upon liquidation, to receive such of our assets as are distributable to the holders of the common shares. At March 1, 2005,we have 31,743,206 common shares issued and outstanding.

  Preferred Shares

  We are authorized to issue 6,000,000 preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by our board of directors who also may fix the designations, rights, privileges, restrictions and conditions attaching to each series of preferred shares. We have designated one series of preferred shares as series A convertible preferred shares, of which 2,000,000 series A preferred shares are issued and outstanding at March 1, 2005.

  The holders of the series A preferred shares are entitled to one vote per share at meetings of our shareholders. The series A preferred shares have a preference over our common shares in respect of the declaration and payment of dividends and the distribution of assets if we were to undergo a voluntary or involuntary liquidation, dissolution, or winding up.

  Each series A preferred share is convertible at any time at the option of the holder into one common share. Each series A preferred share is automatically convertible into one common share upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, covering the offer of our common shares, if the price per share is not less than $10.00 and the aggregate purchase price is at least $15,000,000.

  Warrants

  We have granted or agreed to grant warrants to certain investors, advisors and consultants and each warrant entitles the holder to purchase one common share as follows:

Number of Warrantholders	Number of Warrants	Exercise Price	Expiration Date
1 warrantholder	73,350	$1.25	March 30, 2005
1 warrantholder	30,000	$1.35	July 18, 2005
1 warrantholder	160,000	$1.50	October 15, 2005
1 warrantholder	13,300	$2.25	November 30, 2005
1 warrantholder	7,000	$1.50	November 30, 2005
15 warrantholders(1)	2,362,509	CDN$1.00	May 6, 2006
2 warrantholders	40,000	$1.25	May 31, 2006
2 warrantholders	45,000	$1.25	July 1, 2006
8 warrantholders	400,000	$1.25	June 25, 2007
1 warrantholder	50,000	$1.25	June 30, 2007
2 warrantholders	16,000	$1.50	June 30, 2007
1 warrantholder	10,000	$1.25	July 15, 2007
1 warrantholder	10,000	$1.25	July 30, 2007
8 warrantholders	154,100	$1.35	July 31, 2007
1 warrantholder	7,500	$1.25	August 16, 2007
30 warrantholders	818,500	$1.25	November 10, 2007
1 warrantholder	15,000	$1.35	November 10, 2007

Number of Warrantholders	Number of Warrants	Exercise Price	Expiration Date
1 warrantholder	40,000	$1.50	November 10, 2007
1 warrantholder	500,000	CDN$1.00	December 30, 2007
1 warrantholder	60,000	CDN$1.00	December 30, 2006
5 warrantholders	1,472,000	CDN$1.00	June 30, 2006
TOTAL	6,284,259

  Options

  During the year ended December 31, 2004, we maintained a stock option plan under which options to purchase our common shares were granted to employees, directors and consultants. The board of directors set the exercise price of the options at the time of grant. The options are subject to a vesting schedule of 4% vesting at the time of grant and then at 4% vesting per month for 24 months, at which time the options are fully vested in the optionee.

  The maximum number of common shares available to be issued on the exercise of options under the plan is 2,000,000.

  2004 Stock Option Plan

  Our board of directors approved the adoption of a new stock option plan on May 7, 2004. The purpose of the 2004 stock option plan is to enable us to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward those parties for advancing our interests and to enable and encourage such individuals to acquire our common shares as long term investments.

  The maximum number of common shares reserved for issuance under the stock option plan is 4,550,416 common shares. The following information is a brief description of the 2004 stock option plan:

    The exercise price of stock options granted under the 2004 stock option plan will be set by the compensation committee of our board of directors, in its sole discretion, at the time of grant. If our common shares are listed for trading on a stock exchange, the exercise price will not be less than the closing price of our common shares on the stock exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of that stock exchange.

    Upon expiration of an option that has not been exercised in full, the number of common shares in respect of the expired or terminated option shall again be available for grant under the 2004 stock option plan.

    Options granted under the 2004 stock option plan could result at any time in:

  (a) The number of common shares reserved for issuance pursuant to stock options granted to our insiders exceeding 10% of our outstanding common shares;

  (b) The issuance to our insiders, within a one-year period, of a number of common shares exceeding 10% of our outstanding common shares; or

  (c) The issuance to any one optionee and such optionee's associates, within a one-year period, of a number of common shares exceeding 5% of our outstanding shares.

    We may not grant more than 5% of the issued common shares to any one optionee. Options granted under the 2004 stock option plan may not have an expiration date exceeding ten years from the date on which the board of directors grants and announces the granting of the option.

    Notwithstanding the foregoing item, an optionee's heirs or administrators have until the earlier of:

  (d) one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee; and

  (e) the expiration date of the options.

    The 2004 stock option plan will be administered by the compensation committee of our board of directors or, if not appointed, by the board of directors, who will have the full authority and sole discretion to grant options under the 2004 stock option plan to any eligible party, including themselves.

    The 2004 stock option plan contains provisions for adjustments in the number of common shares issuable on exercise of a stock option in the event of a share consolidation, subdivision, recapitalization, or other capital reorganization, or a stock dividend, amalgamation, arrangement or other relevant corporate transaction, or any other relevant change in or event affecting our common shares.

    The options shall not be assignable or transferable by an optionee.

    The board of directors may from time to time, subject to regulatory approval, amend or revise the terms of the 2004 stock option plan.

  Outstanding Options

  We have granted options to purchase common shares to essential employees, consultants, directors and officers as follows:

Number of Optionees	Number of Options	Date Granted	Exercise Price	Expiry Date
5 optionees	34,000	May 15, 2001	$1.25	May 15, 2005
2 optionees	35,000	May 15, 2001	$1.25	Dec. 31, 2005
1 optionee	250,000	May 15, 2001	$1.25	June 15, 2006
2 optionees	52,000	May 15, 2001	$1.25	June 30, 2007
2 optionees	50,000	Nov. 1, 2003	$1.35	June 30, 2007
7 optionees	1,590,000	May 7, 2004	CDN$1.00	June 30, 2009
1 optionee	50,000	June 18, 2004	CDN$1.00	June 30, 2009
1 optionee	100,000	Jan 14, 2005	CDN$1.00	Jan. 14, 2010
1 optionee	200,000	Feb. 1, 2005	CDN$1.10	Feb. 1, 2010
1 optionee	562,000	Feb 1, 2005	$1.00	Feb. 1, 2010
TOTAL	2,923,000

  Options are subject to a vesting schedule of 4% of the number of options granted to each optionee vesting each month on a monthly basis for a two year period with the total remainder of such options vesting on the second anniversary.

  ESCROWED SECURITIES

  National Escrow Policy

  Under Canadian National Policy 46-201 "Escrow for Initial Public Offerings", those of our common shares which are held by our Principals must be held in escrow.

  A "Principal" is:

    one of our directors or senior officers or of a material operating subsidiary;

    a person or company who has acted as our promoter during the two years before this offering;

    a person or company who owns or controls more than 10% of our voting securities immediately before and immediately after completion of this offering if that person has elected or appointed or has the right to elect or appoint one of our directors or senior officers or a director or officer of a material operating subsidiary;

    a person or company who owns or controls more than 20% of our voting securities immediately before and immediately after completion of this offering; or

    associates and affiliates of any of the foregoing persons.

  After completion of our initial public offering there are a total of 6,247,101 common shares subject to the escrow requirements of Canadian National Policy 46-201 or 18.5% of our then outstanding voting shares.

  Under the National Escrow Policy, we have entered into an escrow agreement with Pacific Corporate Trust Company as escrow agent, and Pacific Medical Corp. dated December 16, 2004. Pacific Medical Corp. is our only Principal that holds securities subject to escrow. The number and holder of our common shares, which are subject to escrow under the escrow agreement, are:

Holder	Number of Common Shares held in Escrow
Pacific Medical Corp.(1)	6,247,101

    Pacific Medical Corp. holds 6,247,101 common shares in a trust of which Dr. Salari is one of the beneficiaries.

  Under the escrow agreement, the Principal will deposit its common shares in escrow with the escrow agent. The escrow agent released 25% of our Principal's common shares from escrow on December 30, 2004, the date our common shares were listed on the Toronto Stock Exchange. After that, 25% of our Principal's common shares will be released from escrow every six months:

%	Release Date
25%	December 30, 2004
25%	June 30, 2005
25%	December 30, 2005
25%	June 30, 2006

  Under the National Escrow Policy, our Principal's common shares may not be transferred or otherwise dealt with while they are in escrow unless the transfers or dealings are:

    transfers to our directors and senior officers, with approval of our board of directors;

    transfers to a person or company that before the transfer holds more than 20% of the voting rights attached to our outstanding securities;

    transfers to a person or company that after the transfer will hold more than 10% of the voting rights attached to our outstanding securities and has the right to elect or appoint one or more of our directors or senior officers;

    transfers to a Registered Retirement Savings Plan ("RRSP") or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;

    transfers upon bankruptcy to the trustee in bankruptcy;

    pledges to a financial institution as collateral for a good faith loan, and upon a realization; or

    tenders of escrowed securities to a take-over bid, provided that if the person tendering to the bid is a Principal of the company resulting from completion of the take-over bid, the securities the Principal receives in exchange for tendered escrowed securities will be placed in escrow on the basis of the resulting company's escrow classification.

  Common shares must remain in escrow after a permitted transfer.

  INTEREST OF NAMED EXPERTS AND COUNSEL

  We have not hired any expert or counsel on a contingent basis. We have not and will not issue to any expert or counsel a direct or indirect interest in Chemokine Therapeutics Corp. None of our experts or counsel is or was a promoter, underwriter, voting trustee, director, officer, or employee of Chemokine Therapeutics Corp.

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Except as disclosed elsewhere in this prospectus, there are no material transactions with the directors, senior officers, promoters or principal holders of our securities that have occurred in the last two completed fiscal years other than:

    During the year ended December 31, 2004 and 2003, we paid $1,124,826 and $1,407,584 to Globe Laboratories Inc., a corporation controlled by Dr. Hassan Salari for research expenses. Globe Laboratories Inc. is operated independently of us, is entitled to scientific research and experimental tax credits and is engaged in chemokine research for us on a contracted operating cost basis plus a 2% margin. We believe the terms of this arrangement are as favorable to us as we could have obtained from unrelated third parties.

    We accrued management fees of $298,780 for the year ending December 31, 2001, and $250,000 for the year ending December 31, 2002, payable to Pacific Medical Corp., a corporation of which Dr. Hassan Salari, our Chairman, President and Chief Executive Officer, is one of the beneficial owners. We accrued management fees of $250,000 and paid $290,000 for the year ended December 31, 2003, to Pacific Medical Corp. We accrued management fees of $62,500 and paid $22,500 for the three months ended March 31, 2004, to Pacific Medical Corp. These accrued management fees and payments were for services related to fund raising and business development. The management fees payable did not bear interest. We believe the terms of this arrangement are as favorable to us as we could have obtained from unrelated third parties. This management agreement terminated on March 31, 2004 and provided for repayment of management fees at our discretion in cash or in common shares. We paid $200,000 of the outstanding $548,780 obligation to Pacific Medical Corp. in common shares issued at the price of $0.81 or CDN$1.00 per share at the close of our initial public offering and $348,780 in cash.

    We lease office space of 1,200 square feet in Vancouver, B.C., from Salari Enterprises Ltd., at the rate of CDN$2,000 per month. The monthly rent is the fair market rate for the market in Vancouver, B.C. The term of the lease commenced on January 1, 2003 and expires December 31, 2007. Salari Enterprise Ltd. is controlled by Dr. Hassan Salari, our Chairman, President and Chief Executive Officer. During the years ended December 31, 2004 and 2003, we paid rent of $19,178 and $17,178 respectively. We believe the terms of this arrangement are as favorable to us as we could have obtained from unrelated third parties.

    We have purchased "key-man" life insurance on the life of Dr. Hassan Salari, our Chairman, President and Chief Executive Officer, in the amount of CDN$3,000,000. We pay annual premiums of CDN$4,680. Dr. Salari's family is a one-third beneficiary of this life insurance policy.

  Indebtedness of Directors

  Pursuant to a development agreement between us and Globe Laboratories Inc., a company controlled by Dr. Salari, Globe Laboratories conducts the research and development activities on behalf of our products at a cost plus 2% basis. As a working arrangement, we transfer funds to Globe Laboratories for working capital to fund the ongoing development of our products. Until such time as these funds are used by Globe Laboratories they are treated as an amount due from an affiliate.

Name and Principal Position	Involvement of Corporation	Largest Amount Outstanding during the year ended Dec. 31, 2003	Amount outstanding as at September 30, 2004	Financially Assisted Securities Purchased during the year ended Dec. 31, 2003	Security for Indebtedness
Globe Laboratories Inc.	Lender	$453,641	$(26,322)	Nil	Nil

  DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Under our Certificate of Incorporation and Bylaws, we may indemnify any officer or director who was or is a party or threatened to be made a party to any threatened, pending or completed proceeding, including a lawsuit, because of his position with us, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorneys' fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act, and is, therefore, unenforceable.

  EXPERTS

  The financial statements of Chemokine Therapeutics Corp. at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 have been audited by M.D. Sassi Company, San Francisco, California, an independent registered public accounting firm, as set forth in their report thereon.

  We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance upon M.D. Sassi Company's report given on their authority as experts in accounting and auditing.

  LEGAL MATTERS

  Certain legal matters under Canadian and British Columbia law in connection with this offering will be passed upon for us by McCarthy Tetrault LLP, Business Lawyers, Vancouver, British Columbia. Certain legal matters under Delaware law and U.S. federal law will be passed upon for us by Squire, Sanders & Dempsey, L.L.P., Los Angeles, California.

  REGISTRAR AND TRANSFER AGENT

  Pacific Corporate Trust Company is the registrar and transfer agent for our securities. Its telephone number is (604) 689-9853.

  PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 24 - Indemnification of Directors

  As provided in our bylaws and under Delaware law, our directors shall not be personally liable to us or any other person for monetary damages for breach of duty of care or any other duty owed to us as a director, unless the breach of or failure to perform those duties constitutes:

    a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

    a transaction from which the director received an improper personal benefit, directly or indirectly;

    an act or omission which involves a conscious disregard for our best interests or which involves willful misconduct;

    an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property; or

    a distribution made in violation of Delaware law.

  Our bylaws provide that we are required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was our director, officer, employee or agent against liability incurred in the proceeding if he acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

  Our bylaws and Delaware law also provide that we shall indemnify a director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director, officer, employee or agent of us against expenses actually and reasonably incurred by him in connection with such defense.

  Directors and Officers Liability Insurance

  We have in place a CDN$5,000,000 insurance policy for our directors and officers against any shareholders' class action law suits.

  Item 25. Other Expenses of Issuance and Distribution

  The estimated expenses of the offering, all of which are to be paid by the registrant, are as follows:

SEC Registration Fee	$188.24
Printing Expenses	5,000
Accounting Fees and Expenses	2,500
Legal Fees and Expenses	$20,000
Miscellaneous Expenses	1,000
TOTAL	$28,688.24

  Item 26. Recent Sales of Unregistered Securities

  We have financed our research and development activities, and our general business operations through the private issuance of securities under Section 4(2) of the Securities Act of 1933, as amended, under Regulation S as promulgated by the Securities and Exchange Commission, and under Rule 701 as promulgated by the Securities and Exchange Commission. We describe below all the securities we have sold within the past three years without registering the shares under the Securities Act. We have relied on the efforts of our directors and officers in finding the investors and did not engage any underwriter or broker-dealer in raising the capital through the sale of these securities, except in two cases described below.

  From September 2001 through May 2002, we issued 562,830 common shares in a private placement, receiving $537,830 in proceeds. We did not engage any underwriter. We sold our shares to accredited investors only. We relied on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended.

  From May 2002 through December 2002, we issued 1,342,520 common shares and 559,000 warrants to purchase common shares in a private placement, receiving $1,678,150 in proceeds. The shares and warrants were sold as units. We did not engage any underwriter. We sold our shares and warrants to accredited investors only. We relied on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended.

  From May 2003 through March 2004, we issued 779,184 common shares in a private placement, receiving $979,000 in proceeds. We did not engage any underwriter. We sold our shares to accredited investors only. We relied on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended.

  In these three private placements, we relied on the exemptions under Rule 506 of Regulation D and Section 4(2) of the Securities Act. Several days before we would accept a subscription from an investor, we gave each investor an opportunity to ask questions of and to receive answers from us and our officers and directors concerning the terms and conditions of each Regulation D offering. We provided the investors all of the information they requested. In conducting the offerings under Regulation D, we did not use any form of general solicitation or general advertising. The investors were personal acquaintances of our officers and directors, or were referred to us by such acquaintances. We informed each investor that the sale of securities was a "private placement" and that the common shares may not be resold without registration under the Securities Act unless there is an exemption from registration available. We required each investor to complete a subscription agreement and questionnaire. We used these documents to determine that each investor was an accredited investor. These documents also establish that each investor purchased the securities for his own investment and not with a view to resale or further distribution. The investor acknowledged that our common shares had not been registered under the Securities Act and may not be resold without registration under the Securities Act unless there is an exemption from registration available. We placed a legend on each certificate stating that the share represented by the certificate had not been registered and that the share could not be resold without registration under the Securities Act unless there is an exemption from registration available. Accordingly, we believe that each offering complied with the requirements of Regulation D Rule 506 and section 4(2) of the Securities Act, and that if the offerings were deemed to be one integrated offering, the integrated offering as a whole has been in compliance with Regulation D Rule 506 and section 4(2) of the Securities Act.

  In 2001 and 2002 we issued 207,390 common shares to Udo Henseler, a former officer and director, in connection with services rendered to us. Mr. Henseler is a sophisticated businessman and as an officer was thoroughly familiar with our business. He is also an accredited investor. The shares bear a legend restricting the transfer of stock unless the shares are registered or unless and exemption is available. This issuance qualified as a private offering under Section 4(2) of the Securities Act.

  In 2002, we issued 30,000 common shares to Chapman Pharmaceutical Consulting in connection with services rendered to us. Chapman Pharmaceutical Consulting is a sophisticated consulting company, and thoroughly understands the pharmaceutical and drug development business, as well as thoroughly understanding our business. The shares bear a legend restricting the transfer of stock unless the shares are registered or unless and exemption is available. This issuance qualified as a private offering under Section 4(2) of the Securities Act.

  In 2001, we issued 150,000 series A preferred shares to Cisneros Capital Group in connection with its investment of $187,500 in us and with providing financial consulting services to us. Cisneros Capital Group is a sophisticated financial advisory firm. The shares bear a legend restricting the transfer of stock unless the shares are registered or unless and exemption is available. This issuance qualified as a private offering under Section 4(2) of the Securities Act.

  In 2003, we issued 54,100 warrants to NYPPE LLC, a registered broker-dealer in connection with and as part of the compensation for assisting Pacific Medical Corp. in arranging financing for us. The exercise price is $1.35 per share and the warrants expire in 2007. The warrants bear a legend restricting the transfer of the warrants unless the warrants are registered or unless and exemption is available. This issuance qualified as a private offering under Section 4(2) of the Securities Act.

  In 2002, we issued 380,000 warrants to nine business consultants who are natural persons as part of their compensation for consulting services. The exercise price is $1.25 per share and the warrants expire in 2007. The warrants bear a legend restricting the transfer of the warrants unless the warrants are registered or unless and exemption is available. This issuance was exempt under Rule 701.

  In 2003, we issued 35,000 warrants to business consultants who are natural persons as part of their compensation for consulting services. The exercise price is $1.35 per share and the warrants expire in 2005 as to 5,000 warrants and in 2007 as to 30,000 warrants. The warrants bear a legend restricting the transfer of the warrants unless the warrants are registered or unless and exemption is available. This issuance was exempt under Rule 701.

  In March 2003, we issued 2,000,000 shares of series A preferred shares to Pharmaceutical Product Development Inc., in return for an investment of $2,700,000 and the granting of certain license rights and option rights to new drug candidates. The warrants bear a legend restricting the transfer of the warrants unless the warrants are registered or unless an exemption is available. This issuance qualified as a private offering under Section 4(2) of the Securities Act.

  In 2001 and 2002, we issued 130,000 warrants to two financial consultants as part of their compensation for consulting services. The consultants are H.C. Wainwright & Co., and Laurence G. Allen, affiliated with NYPPE LLC. The exercise price is $1.25 per share and the warrants expire in 2006 as to 10,000 warrants and in 2007 as to 120,000 warrants. The warrants bear a legend restricting the transfer of the warrants unless the warrants are registered or unless and exemption is available. This issuance qualified as a private offering under Section 4(2) of the Securities Act.

  In May 2004, we issued 1,697,715 units at a price of CDN$0.70 per unit for gross proceeds of CDN$1,188,400 in a Regulation S offering. Each Unit was comprised of one common share and one share purchase warrant. Each such warrant entitles the holder thereof to purchase an additional common share at a price of CDN$1.00 for a period of 24 months after the closing date of the Regulation S offering. We conducted this Regulation S offering in Canada with the assistance of Canaccord Capital Corporation, a Canadian broker-dealer. Each investor in this offering is a Canadian resident. Each share certificate contains a legend that the securities are restricted and may not be resold unless the shares are registered or an exemption from registration is available. The agency agreement between Canaccord and us, and each subscription agreement executed by an investor, includes the provisions required by Regulation S so that the offering would comply with Regulation S.

  In connection with the May 2004 Regulation S offering, we paid a commission to Canaccord of 8%, paid in cash, CDN$4,788, and by the issuance of 128,977 units and we granted 135,817 Agent's warrants to Canaccord, equal to 8% of that number of units sold. Each such warrant entitles Canaccord to purchase one common share at a price of CDN$1.00 per common share for a period of 24 months from May 6, 2004. We also paid a corporate finance fee to Canaccord consisting of 400,000 units.

  From June 2004 through September 2004, we issued 23,000 common shares to David Karp, our chief financial officer, as compensation for services rendered to us. The shares bear a legend restricting the transfer of the shares unless the shares are registered or unless and exemption is available. This issuance was exempt under Rule 701.

  On December 30, 2004, we issued to Canaccord Capital Corporation warrants to purchase 1,280,000 shares of common stock at CD$1.00 per share, exercisable for a period of 18 months, and 100,000 shares of common stock, as consideration for Canaccord Capital Corporation's services in connection with our initial public offering. On December 30, 2004, we also issued to The Equicom Group, Inc. warrants to purchase 60,000 shares of common stock at CD$1.00 per share for a period of 18 months, as consideration for The Equicom Group, Inc.'s services in connection with our initial public offering. We issued these securities pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act.

  On January 31, 2005, we issued to Canaccord Capital Corporation warrants to purchase 192,000 shares of common stock at CD$1.00 per share, exercisable for a period of 18 months, as consideration for Canaccord Capital Corporation's services in connection with its exercise of a Greenshoe option to purchase an additional 2,400,000 shares of our common stock as part of our initial public offering. We issued these securities pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act.

  In 2001, we granted options to purchase up to 571,000 shares of common stock to 14 optionees in reliance on the exemption provided under Rule 701 promulgated under the Securities Act of 1933 ("Rule 701").

  In 2002, we granted options to purchase up to 1,000,000 shares of common stock to 1 optionee in reliance on the exemption provided under Rule 701.

  In 2003, we granted options to purchase up to 420,000 shares of common stock to 5 optionees consisting of various directors and employees in reliance on the exemption provided under Rule 701.

  In 2004, we granted options to purchase up to 1,840,000 shares of common stock to 8 optionees in reliance on the exemption provided under Rule 701.

  In 2005, we granted options to purchase up to 762,000 shares of common stock to 8 optionees in reliance on the exemption provided under Rule 701.

  Item 27. Exhibits

  The following exhibits are filed as part of this registration statement, pursuant to Item 601 of Regulation S-B.

	EXHIBIT INDEX
Exhibit		Page Number/
Number	Description	Filing Method
3.1	Articles of Incorporation	(1)
3.2	Bylaws	(1)
5	Opinion of legal counsel	(6)
10.1	License Agreement between Chemokine Therapeutics Corp. and University of British Columbia dated September 22, 1999	(1)
10.2	Development Agreement, dated January 1, 2003, between Chemokine Therapeutics Corp. and Globe Laboratories Inc.	(1)
10.3	Employment Agreement dated April 1, 2004 between Chemokine Therapeutics Corp. jointly with Chemokine Therapeutics (B.C.) Corp. and Dr. Hassan Salari	(1)
10.4	Employment Agreement dated April 1, 2004, between Chemokine Therapeutics Corp. jointly with Chemokine Therapeutics (B.C.) Corp. and Walter Korz	(1)
10.5	Employment Agreement dated May 14, 2004, between Chemokine Therapeutics Corp. jointly with Chemokine Therapeutics (B.C.) Corp. and David Karp	(1)
10.6	Escrow Agreement between Chemokine Therapeutics Corp., Pacific Corporate Trust Company and Pacific Medical Corp.	(4)
10.7	Loan and Stock Warrant Agreement dated October 16, 2002, between Chemokine Therapeutics Corp. and Pharmaceutical Product Development, Inc.	(1)
10.8	Option and License Agreement, dated April 15, 2003, between Chemokine Therapeutics Corp. and Pharmaceutical Product Development, Inc.	(1)
10.9	Agreement re: Exercise of Warrant dated April 15, 2003	(1)
10.10	Modification and Waiver Agreement, dated September 14, 2004, between Chemokine Therapeutics Corp. and Pharmaceutical Product Development, Inc.	(2)
10.11	2004 Consulting Agreement between Pharmaceutical Product Development, Inc. and Chemokine Therapeutics Corp. dated September 14, 2004	(2)
10.12	2004 Warrant Agreement between Pharmaceutical Product Development, Inc. and Chemokine Therapeutics Corp. dated September 14, 2004	(2)
10.13	Amendment to Employment Agreement dated with Dr. Hassan between Chemokine Therapeutics Corp. jointly with Chemokine Therapeutics (B.C.) Corp. and Dr. Hassan Salari	(2)
10.14*	Research and Development Agreement dated June 29, 2004, between Procter & Gamble Pharmaceuticals, Inc. and Chemokine Therapeutics Corp.	(2)

10.15	Lease Agreement dated January 1, 2003 between Salari Enterprises Ltd. and Chemokine Therapeutics Corp.	(3)
10.16	Form of Warrant Agreement for investors in May 6, 2004, Regulation S offering	(3)
10.17	Agent Warrant Agreement for warrants issuable to agents upon closing of our offering pursuant to this registration statement	(4)
10.18	The 2004 Stock Option Plan	(2)
10.19	Amended Employment Agreement dated March 10, 2005, between Chemokine Therapeutics Corp. and Dr. Hassan Salari	(5)
10.20	Amended Employment Agreement dated March 10, 2005, between Chemokine Therapeutics Corp. and David Karp	(5)
21	List of Subsidiaries	(5)

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Legal Counsel (Contained in Exhibit 5)
24	Power of Attorney (included on signature page)

  ____________

  * Confidential treatment has been requested as to certain portions of this Agreement.

    Previously filed on Registration Statement on Form SB-2 (Reg. No. 333-117858) on August 2, 2004.

    Previously filed on Amendment No. 1 to Registration Statement on Form SB-2 (Reg. No. 333-117858) on October 20, 2004.

    Previously filed on Amendment No. 2 to Registration Statement on Form SB-2 (Reg. No. 333-117858) on November 26, 2004.

    Previously filed on Amendment No. 3 to Registration Statement on Form SB-2 (Reg. No. 333-117858) on December 17, 2004.

    Previously filed on Form 10-KSB (Reg. No. 000-51080) on March 15, 2005.

    To be filed by amendment.

  Item 28. Undertakings

  The undersigned registrant hereby undertakes:

  1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  b) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (Section 230.424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

  2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-2 Registration Statement and has duly caused this Form SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, on this 24th day of March, 2005.

CHEMOKINE THERAPEUTICS CORP.
BY:	/s/ Hassan Salari
Hassan Salari, President and Chief Executive Officer
BY:	/s/ David Karp
David Karp, Chief Financial Officer

  KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Hassan Salari, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Form SB-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Hassan Salari	President and Chief Executive Officer and Director	March 24, 2005
Hassan Salari
/s/ David Karp	Chief Financial Officer	March 24, 2005
David Karp
/s/ Matthias C. Kurth	Director	March 24, 2005
Matthias C. Kurth
/s/ Michael Evans	Director	March 24, 2005
Michael Evans
/s/ John Osth	Director	March 24, 2005
John Osth
/s/ C. Richard Piazza	Director	March 24, 2005
C. Richard Piazza

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  December 31, 2004

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  The Board of Directors of

  Chemokine Therapeutics Corp.

  We have audited the accompanying consolidated balance sheets of Chemokine Therapeutics Corp. (a development stage company), as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the three years ended December 31, 2004, and the related amounts included in the cumulative amounts for the period from inception (July 15, 1998) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chemokine Therapeutics Corp. (a development stage company), as of December 31, 2004 and 2003, and the results of its operations and cash flows for the three years ended December 31, 2004, and the related amounts included in the cumulative amounts for the period from inception (July 15, 1998) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

  /s/ M.D. Sassi Company

  San Francisco, California

  March 4, 2005

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  CONSOLIDATED BALANCE SHEETS

  (Expressed in U.S. dollars)

	December 31,
	2004	2003
ASSETS

CURRENT ASSETS
Cash	$11,436,478	$1,153,044
Amounts receivable	5,560	500
Prepaid expense and deposit	57,898	13,066

TOTAL CURRENT ASSETS	11,499,936	1,166,610

PROPERTY AND EQUIPMENT (Note 4)	19,625	19,423

DUE FROM DIRECTOR	-	304

LICENSE (Note 5)	31,687	40,349

DUE FROM AFFILIATES (Note 6)	-	296,342

	$11,551,248	$1,523,028

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$613,167	$397,758
Management fees payable (Note 9)	-	508,780
Deferred revenue	275,000	-
Due to affiliates (Note 6)	26,322	-

TOTAL CURRENT LIABILITIES	914,489	906,538

COMMITMENTS (Note 11)

STOCKHOLDERS' EQUITY (Note 7)

PREFERRED STOCK
Authorized - 6,000,000 voting, participating shares; par value $ 0.001 per share
Issued and outstanding: 2004 - 2,000,000; 2003 - 2,150,000	2,000	2,150

COMMON STOCK
Authorized - 50,000,000 voting, participating shares; par value $ 0.001 per share
Issued and outstanding: 2004 - 29,343,206; 2003 - 10,398,082	29,343	10,398

ADDITIONAL PAID-IN CAPITAL	21,620,796	8,524,082

(DEFICIT) ACCUMULATED DURING THE DEVELOPMENT STAGE	(11,015,380)	(7,920,140)

	10,636,759	616,490

	$11,551,248	$1,523,028

  See accompanying notes to the consolidated financial statements.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  CONSOLIDATED STATEMENTS OF OPERATIONS

  (Expressed in U.S. dollars)

				Cumulative from inception on July 15, 1998 to
	Years Ended December 31,			December
	2004	2003	2002	31, 2004

REVENUE	$-	$-	$-	$-

EXPENSES
Research and development	1,786,427	1,900,252	875,777	6,256,263
General and administrative	1,336,082	697,501	1,323,241	4,766,212
Amortization of license	8,662	1,937	294	18,916
Depreciation of property and equipment	10,135	7,529	32,489	126,057
Foreign exchange loss (gain)	(33,374)	(81,987)	7,127	(112,434)

	3,107,932	2,525,232	2,238,928	11,055,014

OTHER INCOME	12,692	18,527	4,867	39,634

NET (LOSS)	$(3,095,240)	$(2,506,705)	$(2,234,061)	$(11,015,380)

NET (LOSS) PER COMMON SHARE -
BASIC AND DILUTED	$(0.26)	$(0.25)	$(0.25)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	12,059,677	10,076,304	8,936,818

  See accompanying notes to the consolidated financial statements.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

  Period from inception on July 15, 1998 to December 31, 1998 and years ended December 31, 1999, 2000, 2001, 2002, 2003 and 2004

  (Expressed in U.S. dollars)

								(Deficit)
								accu-
							Deferred	mulated
					Additional	Share	stock	during the	Stock-
	Common stock		Preferred stock		paid-	subscrip-	compen-	develop-	holders'
	Shares	Amount	Shares	Amount	in capital	tions	sation	ment stage	equity

Inception, July 15, 1998	-	$-	-	$-	$-	$-	$-	$-	$-
Issuance of common stock for cash	1	-	-	-	70,650	-	-	-	70,650
Issuance of preferred stock for cash	-	-	6,000,000	6,000	(4,800)	-	-	-	1,200
Net (loss)	-	-	-	-	-	-	-	(6,212)	(6,212)

Balances at December 31, 1998	1	-	6,000,000	6,000	65,850	-	-	(6,212)	65,638
Issuance of common stock and subscriptions on private placement, net of offering costs of $ 58,794	63,535	64			42,332	61,205	-	-	803,801
Issuance of warrants for consulting services	-	-	-	-	1,400	-	-	-	1,400
Net (loss)	-	-	-	-	-	-	-	(408,237)	(408,237)

Balances at December 31, 1999	263,536	264	6,000,000	6,000	409,582	461,205	-	(414,449)	462,602
Issuance of common stock and subscriptions on private placement, net of offering costs of $ 214,300	783,228	783	-	-	1,116,790	(461,205)	-		656,368
Conversion of preferred stock	6,000,000	6,000	(6,000,000)	(6,000)	-	-	-	-	-
Issuance of options for consulting services	-	-	-	-	87,968	-	-	-	87,968
Deferred stock compensation	-	-	-	-	83,500	-	(83,500)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	32,920	-	32,920
Net (loss)	-	-	-	-	-	-	-	(1,020,963)	(1,020,963)

Balances at December 31, 2000	7,046,764	7,047	-	-	1,697,840	-	(50,580)	(1,435,412)	218,895
Issuance of stock for cash	-	-	150,000	150	187,350	-	-	-	187,500
Issuance of common shares net of offering costs of $ 64,585	1,280,496	1,280	-	-	1,362,532	-	-	-	1,363,812
Issuance of warrants for offering costs	-	-	-	-	17,850	-	-	-	17,850
Cancellation of stock options	-	-	-	-	(50,580)	-	50,580	-	-
Net (loss)	-	-	-	-	-	-	-	(1,743,962)	(1,743,962)

Balances at December 31, 2001	8,327,260	8,327	150,000	150	3,214,992	-	-	(3,179,374)	44,095

  See next page

  See accompanying notes to the consolidated financial statements

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

  Period from inception on July 15, 1998 to December 31, 1998 and years ended December 31, 1999, 2000, 2001, 2002, 2003 and 2004

  (Expressed in U.S. dollars)

								(Deficit)
								accu-
							Deferred	mulated
					Additional	Share	stock	during the	Stock-
	Common stock		Preferred stock		paid-	subscrip-	compen-	develop-	holders'
	Shares	Amount	Shares	Amount	in capital	tions	sation	ment stage	equity

Issuance of common shares net of offering costs of $ 194,474	1,492,970	$1,493	-	$-	$1,677,746	$-	$-	$-	$1,679,239
Issuance of warrants for consulting services	-	-	-	-	139,725	-	-	-	139,725
Issuance of warrants for offering costs	-	-	-	-	62,871	-	-	-	62,871
Capital distribution on sale of subsidiary to related party	-	-	-	-	42,064	-	-	-	42,064
Net (loss)	-	-	-	-	-	-	-	(2,234,061)	(2,234,061)

Balances at December 31, 2002	9,820,230	9,820	150,000	150	5,137,398	-	-	(5,413,435)	(266,067)
Issuance of common stock net of offering costs of $ 130,628	577,852	578	-	-	644,395	-	-	-	644,973
Issuance of preferred shares	-	-	2,000,000	2,000	2,698,000	-	-	-	2,700,000
Issuance of warrants for consulting services	-	-	-	-	21,835	-	-	-	21,835
Issuance of warrants for offering costs	-	-	-	-	22,454	-	-	-	22,454
Net (loss)	-	-	-	-	-	-	-	(2,506,705)	(2,506,705)

Balances at December 31, 2003	10,398,082	10,398	2,150,000	2,150	8,524,082	-	-	(7,920,140)	616,490
Issuance of common stock net of offering costs of $ 2,234,671	17,915,714	17,916	-	-	12,144,538	-	-	-	12,162,454
Issuance of common stock for agent's fee	628,977	629	-	-	352,054	-	-	-	352,683
Issuance of common stock for settlement of debt	247,100	247	-	-	199,753	-	-	-	200,000
Issuance of common stock for finder's fees	3,333	3	-	-	4,497	-	-	-	4,500
Conversion of preferred stock to common stock	150,000	150	(150,000)	(150)	-	-	-	-	-
Issuance of warrants for consulting services	-	-	-	-	241,882	-	-	-	241,882
Issuance of warrants for offering costs	-	-	-	-	98,509	-	-	-	98,509
Issuance of warrants for finder's fees	-	-	-	-	3,900	-	-	-	3,900
Stock-based compensation	-	-	-	-	51,581	-	-	-	51,581
Net (loss)	-	-	-	-	-	-	-	(3,095,240)	(3,095,240)

Balances at December 31, 2004	29,343,206	$29,343	2,000,000	$2,000	$21,620,796	$-	$-	$(11,015,380)	$10,636,759

  See accompanying notes to the consolidated financial statements.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  CONSOLIDATED STATEMENTS OF CASH FLOW

  (Expressed in U.S. dollars)

				Cumulative from inception on July 15, 1998 to
	Years Ended December 31,			December
	2004	2003	2002	31, 2004

CASH FLOW FROM
OPERATING ACTIVITIES
Net (loss)	$(3,095,240)	$(2,506,705)	$(2,234,061)	$(11,015,380)
Adjustments to reconcile net cash
provided by operating activities
Depreciation and amortization	18,797	9,466	32,783	144,973
Common shares issued for
consulting services	16,305	89,051	545,213	1,033,669
Warrants issued for
consulting services	241,882	21,835	139,725	404,842
Options issued for
consulting services	-	-	-	87,968
Stock-based compensation	51,581	-	-	84,501
Decrease (increase) in
Amounts receivable	(5,060)	24,500	(41,644)	(5,560)
Prepaid expense and deposit	(44,832)	(13,066)	(9,185)	(57,898)
Increase (decrease) in
Accounts payable and
accrued liabilities	253,879	327,806	(13,455)	613,167
Management fees payable	(508,780)	(40,000)	250,000	-
Deferred revenue	275,000	-	-	275,000

	(2,796,468)	(2,087,113)	(1,330,624)	(8,434,718)

CASH FLOW FROM
FINANCING ACTIVITIES
Stock issued for cash	14,380,821	3,386,550	1,328,500	22,133,781
Stock issued for settlement of debt	200,000	-	-	200,000
Offering costs	(1,775,080)	(108,174)	(131,603)	(2,334,686)
Net advances from director	304	13,467	(7,000)	-
Net advances to affiliates	322,664	(248,363)	-	73,140
Loan (repayment) proceeds	-	(255,278)	255,278	-

	13,128,709	2,788,202	1,445,175	20,072,235

CASH FLOW FROM
INVESTING ACTIVITIES
Cash held by disposed subsidiary	-	-	(4,754)	(4,754)
Payment under license agreement
(Note 5)	(38,470)	-	-	(50,603)
Purchase of property and equipment	(10,337)	(24,133)	(11,002)	(145,682)

	(48,807)	(24,133)	(15,756)	(201,039)

INCREASE IN CASH DURING THE PERIOD	10,283,434	676,956	98,795	11,436,478

CASH, beginning of period	1,153,044	476,088	377,293	-

CASH, end of period	$11,436,478	$1,153,044	$476,088	$11,436,478

See Note 12.

  See accompanying notes to the consolidated financial statements.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2004, 2003 and 2002

  (Expressed in U.S. dollars)

1.	DESCRIPTION OF BUSINESS

  Chemokine Therapeutics Corp. (the "Company") was incorporated in the State of Washington on July 15, 1998 as PTM Molecular Biosystems Inc. In 1999 the Company changed its name to Chemokine Therapeutics Corp. and in 2000 was reincorporated in the State of Delaware.

  The Company is in the business of discovering and developing innovative therapeutic products for the treatment of a variety of human diseases. As of December 31, 2004 the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7"). At December 31, 2004, the Company had not commenced planned principal operations and, as shown in the accompanying financial statements, has incurred losses during the period from inception to December 31, 2004 of $ 11,015,380.

  On December 30, 2004 the Company announced its initial Public Offering ("IPO") and its common shares were posted for trading on the Toronto Stock Exchange. Under its IPO the Company sold 18,400,000 common shares, including common shares sold under an over allotment option for gross cash proceeds of $ 15,254,518 (Cdn$ 18,400,000).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These financial statements are in accordance with generally accepted accounting principles in the United States of America. Significant accounting policies utilized in the preparation of the financial statements are summarized below:

  Basis of consolidation

  The consolidated financial statements, include the accounts of the Company, its former wholly-owned Canadian subsidiary, Chemokine Therapeutics Inc., through to June 9, 2002, the date of disposal of the subsidiary, see Note 3, and its wholly-owed Canadian subsidiary Chemokine Therapeutics (B.C.) Corp.

  Revenue recognition

  Revenue is not recognized until the product or service has been delivered or otherwise earned, all contractual obligations have been satisfied and collection of amounts due to the Company is reasonably assured. Amounts received by the Company prior to the recognition of associated revenue is reflected on the balance sheet as deferred revenue.

  Property and equipment

  Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the property and equipment as follows:

Computer equipment	-	3 years
Computer software	-	2 years
Furniture and fixtures	-	3 years
Leasehold improvements	-	3 years

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

  License

  Costs incurred to acquire the license (see Note 5) are capitalized in the accounts and are being amortized on a straight-line basis over five years. The costs of developing and servicing patents on licensed technologies are expensed as incurred.

  Impairment of long-lived assets

  Long-lived assets to be held and used are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

  Foreign currency translation

  The United States dollar is the Company's functional currency. For the purpose of preparing these financial statements, foreign currency denominated monetary assets and liabilities are translated to United States dollars at the exchange rates in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Transaction gains and losses are included in expenses.

  The Company's functional currency for its former Canadian subsidiary was the U.S. dollar. The financial transactions, records and statements of the foreign subsidiary were all measured in U.S. dollars using daily exchange rates. As a result, the Company has no material currency translation gains or losses. Where the local currency is used to record transactions, any material currency translation gains or losses would be included as an element of comprehensive income in the statement of operations and in the equity section of the balance sheet.

  The Company's functional currency for its new Canadian subsidiary is the Canadian dollar. As a result, monetary assets and liabilities of the integrated foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets are translated at historical rates. Long-term debt is translated at the rate of exchange rate prevailing at the balance sheet date with any resulting gain or loss being deferred and amortized over the remaining term of the debt. Revenues and expenses, other than amortization of capital assets, are translated in U.S. dollars at the average rate for the year.

  Research and development

  All research and development costs are expensed when incurred.

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (Loss) per common share

  (Loss) per common share is computed based on the weighted average number of common shares outstanding during each period. Convertible equity securities, such as convertible preferred stock, stock options and stock purchase warrants are not considered in the calculation of net loss per common share as their inclusion would be anti-dilutive.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

  Stock-based compensation

  In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. SFAS No. 123 allows an entity to continue to measure compensation costs for these plans using the intrinsic value based method of accounting as described in Accounting Pronouncement Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to continue to account for its employee stock compensation plans as prescribed under APB 25. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, the Company's net (loss) and (loss) per share for the years ended December 31, 2004, 2003 and 2002 would have increased to the pro forma amounts indicated below:

	2004	2003	2002

Net (loss), as reported	$(3,095,240)	$(2,506,705)	$(2,234,061)
Add: Stock-based employee compensation expense included in reported net (loss)	51,581	-	-
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	(55,619)	(145,234)	(116,537)

Pro forma net (loss)	$(3,099,278)	$(2,651,939)	$(2,350,598)

Net (loss) per common share, as reported	$(0.26)	$(0.25)	$(0.25)

Net (loss) per common share, pro forma	$(0.26)	$(0.26)	$(0.26)

  Fair value of financial instruments

  The fair value of the Company's cash, amounts receivable, accounts payable and accrued liabilities, and management fees payable at December 31, 2004 and 2003 approximate their carrying values due to their short terms to maturity.

  The amounts due from (to) a director and affiliates do not bear interest and are carried at the amounts required to settle the balances on a current basis.

  Recent accounting pronouncements

  In November and December, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67", SFAS No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29", and SFAS No. 123R, "Share-Based Payment". SFAS No. 151 and 152 have no current applicability to the Company.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

  Recent accounting pronouncements - continued

  SFAS No. 123R is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123R will require the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123R will require additional accounting related to the income tax effects and additional disclosures regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a small business issuer, SFAS No. 123R is effective for the first interim or annual reporting period beginning after December 31, 2005. Adoption of this financial statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

  SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption of this financial statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

3.	CORPORATE REORGANIZATION

  On June 9, 2002 the Company disposed of its wholly-owned Canadian subsidiary, Chemokine Therapeutics Inc. ("CTI"), to a related party.

  The Company disposed of net assets as follows:

Cash	$4,754
Accounts receivable	65,578
Prepaid expenses	14,434
Property and equipment	115,390

200,156

Less: Accounts payable and accrued liabilities	176,072
Obligation under capital lease	21,289

197,361

Excess of assets disposed over liabilities assumed	2,795

Consideration paid by the purchaser, as agreed between the related parties, by way of a note payable	44,859

Capital contribution	$42,064

  As the transaction took place between related parties, no gain or loss may be recognized for accounting purposes. The excess of consideration given over the cost of net assets sold has been accounted for as a capital contribution, and has been added to additional paid in capital.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

3.	CORPORATE REORGANIZATION - continued

  Concurrent with the disposal of the interest in CTI, the Company and CTI entered into an amended research agreement. Subsequently, CTI assigned the agreement to Globe Laboratories Inc., the parent company of CTI. Under this agreement the Company has engaged Globe Laboratories Inc. to perform biotechnology research. The Company owns all the results and resulting intellectual property created under the agreement. In consideration the Company has agreed to pay Globe Laboratories Inc. an amount equal to the research expenses incurred by Globe Laboratories Inc. each month, plus 2%.

4.	PROPERTY AND EQUIPMENT	2004
		Accumulated
		Cost	depreciation	Net

	Computer equipment	$11,176	$2,432	$8,744
	Computer software	798	50	748
	Furniture and fixtures	10,167	5,610	4,557
	Leasehold improvements	15,442	9,866	5,576

		$37,583	$17,958	$19,625

	2003
	Accumulated
	Cost	depreciation	Net

Computer equipment	$2,998	$478	$2,520
Furniture and fixtures	8,807	2,627	6,180
Leasehold improvements	15,442	4,719	10,723

	$27,247	$7,824	$19,423

5.	LICENSE	2004	2003

	Cost	$50,603	$50,603
	Accumulated amortization	18,916	10,254

		$31,687	$40,349

  On September 22, 1999 the Company entered into a license agreement with the University of British Columbia ("UBC"). The license grants the Company exclusive worldwide rights to research, develop and commercially exploit certain patented technologies, which remains the property of UBC. The licensed technology relates to therapeutics for a variety of human diseases.

  Under the agreement the Company is obligated to achieve various milestones and is committed to make milestone payments and to pay royalties of 2% of any revenues or other consideration derived from the licensed technologies. Should the Company fail to satisfy any of its obligations, UBC has the right to terminate the license agreement.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

5.	LICENSE - continued

  - Milestone payments are to be made as follows:

  - Cdn$ 100,000 at the time of completion of Phase II clinical trials

  - Cdn$ 250,000 at the time of completion of Phase III clinical trials

  - Cdn$ 500,000 at the time of filing for New Drug Approval

  - Minimum annual royalty payments are to be made as follows:

  - Cdn$ 25,000 one year from product approval

  - Cdn$ 50,000 two years from product approval

  - Cdn$ 75,000 three years from product approval

  - Cdn$ 100,000 fours years from product approval

  - Cdn$ 150,000 five years from product approval
6.	DUE FROM (TO) AFFILIATES

  The amounts due from (to) affiliates do not bear interest and have no fixed terms of repayment. See Note 3.

	2004	2003

Chemokine Therapeutics Inc., a Canadian corporation controlled by a director	$(61)	$25,864
Globe Laboratories Inc., a Canadian corporation controlled by a director	(26,261)	270,478

	$(26,322)	$296,342

7.	CAPITAL STOCK

  Common stock

  During the period from inception to December 31, 2004 the Company issued 29,343,206 common shares for total consideration of $ 20,667,450, net of offering costs of $ 2,897,452.

  During the year ended December 31, 1998 the Company issued 1 share of common stock for $ 70,650.

  During the year ended December 31, 2001, the Company issued an aggregate 1,280,496 shares of common stock, at $ 0.10 to $ 1.55 per share, for cash consideration of $ 1,064,297 and services valued at $ 364,100, before offering costs of $ 64,585.

  During the year ended December 31, 2002, the Company issued an aggregate 1,492,970 shares of common stock, at $ 1.25 to $ 1.35 per share, for cash consideration of $ 1,328,500 and services valued at $ 545,213, before offering costs of $ 194,474.

  During the year ended December 31, 2003 the Company issued an aggregate 577,852 shares of common stock, at $ 1.25 to $ 1.35 per share, for cash consideration of $ 686,550 and services valued at $ 89,051, before offering costs of $ 130,628.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

7.	CAPITAL STOCK - continued

  During the year ended December 31, 2004 the Company issued an aggregate 18,945,124 shares of common stock at $ 0.51 to $ 1.35 per share, for cash consideration of $ 14,380,821 before offering costs of $ 2,234,671, services valued at $ 16,305, settlement of debt valued at $ 200,000, and conversion of 150,000 of preferred stock.

  Common stock issued for non-cash consideration was valued at the most recent per share price of common stock sold for cash.

  Preferred stock

  During the year ended December 31, 1998 the Company issued 6,000,000 Series A convertible preferred shares for cash of $ 1,200. The issued preferred shares were converted into 6,000,000 common shares during the year ended December 31, 2000.

  During the year ended December 31, 2001 the Company issued 150,000 Series A preferred shares for cash of $ 187,500. The preferred shares are convertible into common shares, at no additional consideration, on a 1-for-1 basis.

  During the year ended December 31, 2003 the Company issued 2,000,000 shares of convertible Series A preferred stock for cash proceeds of $ 2,439,444 and in settlement of the $ 250,000 loan payable plus outstanding accrued interest of $ 10,556. The preferred shares are convertible into common shares, at no additional consideration, on a 1-for-1 basis.

  During the year ended December 31, 2004 the Company issued 150,000 shares of common stock on conversion of 150,000 shares of convertible series A preferred stock.

  Warrants

  During the year ended December 31, 1999 the Company issued 10,000 stock purchase warrants exercisable into common shares for $ 1.50 per share to a director. The stock purchase warrants were issued as partial consideration for consulting services and were accounted for at their fair value, as determined using the Black-Scholes option pricing model, of $ 1,400. The stock purchase warrants were cancelled during the year ended December 31, 2001.

  During the year ended December 31, 1999 the Company issued 34,153 stock purchase warrants exercisable into common shares for $ 1.50 per share to a consultant. The stock purchase warrants expired on December 31, 2004. The stock purchase warrants were issued as partial consideration for a finders' fee and were accounted for at their fair value, as determined using the Black-Scholes option pricing model, of $ 11,200. The fair value was charged to capital stock as an offering cost.

  During the year ended December 31, 2000 the Company issued 111,688 stock purchase warrants to subscribers to 491,700 common shares, exercisable into common shares at $ 2.25 per share. The stock purchase warrants expired on November 30, 2003, as to 95,938 stock purchase warrants and on December 31, 2003 as to 15,750 stock purchase warrants.

  During the year ended December 31, 2001 the Company issued 20,300 stock purchase warrants exercisable into common shares for $ 1.50 per share, as to 7,000 stock purchase warrants and at $ 2.25 per share, as to 13,300 stock purchase warrants. The stock purchase warrants were issued as partial consideration for finders' fees and were accounted for at their fair value, as determined by the Black-Scholes option pricing model of $ 17,850. The fair value was charged to capital stock as an offering cost. The stock purchase warrants expire on November 30, 2005.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

7.	CAPITAL STOCK - continued

  During the year ended December 31, 2001 the Company issued 255,000 stock purchase warrants exercisable into common shares for $ 1.50 per share, as to 160,000 stock purchase warrants, and at $ 1.25 per share, as to 95,000 stock purchase warrants to consultants. The stock purchase warrants were issued as partial consideration for finders' fees and were accounted for at their fair value, as determined by the Black-Scholes option pricing model, of $ 17,850. The fair value was charged to capital stock as an offering cost. The stock purchase warrants expire on April 30, 2003, as to 10,000 stock purchase warrants, October 15, 2005, as to 160,000 stock purchase warrants, May 31, 2006 as to 40,000 stock purchase warrants, July 1, 2006 as to 22,500 stock purchase warrants and July 6, 2005 and as to 22,500 stock purchase warrants.

  During the year ended December 31, 2002 the Company issued 880,850 stock purchase warrants, exercisable into common shares for $ 1.25 per share, to consultants. The stock purchase warrants were issued, as to 273,350 stock purchase warrants, as partial consideration for finders' fees and, as to 607,500 stock purchase warrants as consideration for consulting services. The stock purchase warrants were accounted for at their fair value, as determined by the Black-Scholes option pricing model, of $ 202,596. Of this amount, $ 62,871 was charged to capital stock as an offering cost and $ 139,725 was charged to general and administrative expense. The stock purchase warrants expire between June 25, 2007 and November 10, 2007.

  During the year ended December 31, 2002 the Company issued 404,000 stock purchase warrants to subscribers of 437,800 common shares, exercisable into common shares at $ 1.25 per share. The stock purchase warrants expire on November 10, 2007.

  During the year ended December 31, 2003 the Company issued 84,500 stock purchase warrants exercisable into common shares for $ 1.25 per share which expire November 10, 2007, and issued 154,100 stock purchase warrants exercisable into common shares for $ 1.35 per share which expire between July 18, 2005 and July 31, 2007. The stock purchase warrants were issued, as to 124,100 stock purchase warrants, as partial consideration for finders' fees and, as to 114,500 stock purchase warrants as consideration for consulting services. The stock purchase warrants were accounted for at their fair value, as determined by the Black-Scholes option pricing model, of $ 44,289. Of this amount, $ 22,454 was charged to capital stock as an offering cost and $ 21,835 was charged to general and administrative expense.

  During the year ended December 31, 2003 the Company issued 15,000 stock purchase warrants to subscribers of 30,000 common shares, exercisable into common shares at $ 1.35 per share. The stock purchase warrants expire on July 31, 2007.

  During the year ended December 31, 2003 111,688 stock purchase warrants and 10,000 stock purchase warrants, which were issued to investors and exercisable into common shares at $ 2.25 and $ 1.25 respectively, expired unexercised.

  During the year ended December 31, 2004 the Company issued 56,000 stock purchase warrants exercisable into common shares for $ 1.50 per share which expire between June 30, 2007 and November 10, 2007. The stock purchase warrants were issued as partial consideration for consulting services. The stock purchase warrants were accounted for at their fair value, as determined by the Black-Scholes option pricing model, of $ nil.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

7.	CAPITAL STOCK - continued

  During the year ended December 31, 2004 the Company issued 30,000 stock purchase warrants exercisable into common shares for $ 1.35 per share which expire between July 31, 2007 and November 10, 2007, and issued 2,362,509 stock purchase warrants exercisable into common shares for $ 0.73 per share which expire on May 6, 2006. The stock purchase warrants were issued, as partial consideration for finders' fee. The stock purchase warrants were accounted for at their fair value, as determined by the Black-Scholes option pricing model, of $ 3,900 which was charged to capital stock as an offering cost.

  During the year ended December 31, 2004 the Company issued 1,280,000 stock purchase warrants exercisable into common shares at $ 0.83 per share which expire on June 30, 2006, issued 500,000 stock purchase warrants exercisable into common shares for $ 0.83 per share which expire December 30, 2007, and issued 60,000 stock purchase warrants exercisable into common shares for $ 0.83 per share which expire December 30, 2006. The stock purchase warrants were issued, as to 1,280,000 stock purchase warrants, as partial consideration for agents' fee and, as to 560,000 stock purchase warrants as consideration for consulting services. The stock purchase warrants were accounted for at their fair value, as determined by the Black-Scholes option pricing model, of $ 340,391. Of this amount, $ 98,509 was charged to capital stock as an offering cost, $ 22,048 was charged to general and administrative expense, and $ 219,834 was charged to research and development expense.

  During the year ended December 31, 2004, 34,153 stock purchase warrants, which were issued to investors and exercisable into common shares at $ 1.50, expired unexercised.

  The following table summarizes information about stock purchase warrants outstanding at December 31, 2004:

	Number
	outstanding
Exercise	and	Expiry
price	exercisable	dates

$0.83	4,202,509	May 2006 to December 2007
1.25	1,454,350	March 2005 to November 2007
1.35	199,100	July 2005 to July 2007
1.50	223,000	October 2005 to November 2007
2.25	13,300	November 2005

	6,092,259

  Common stock reserved for future issuances

  Common stock reserved for future issuances as of December 31, 2004 is as follows:

Outstanding stock options	2,081,000
Stock options available for grant	2,469,416
Preferred stock	2,000,000
Outstanding stock purchase warrants	6,092,259

12,642,675

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

8.	STOCK-BASED COMPENSATION

  The Company has a stock option plan under which options to purchase common shares of the Company may be granted to employees, directors and consultants. Stock options entitle the holder to purchase common stock at a subscription price determined by the Board of Directors at the time of the grant. Options vest 4% at the time of grant and then at 4% per month for 24 months, at which time the options are fully vested in the holder.

  The maximum number of shares of common stock authorized by the stockholders and reserved for issuance by the Board of Directors is 4,550,416.

  The following summarizes the total number of stock options outstanding and the maximum number of stock options available to be granted at December 31, 2004.

		Weighted
		average
	Outstand-	exercise	Available
	ing options	price	for grant

Balance at December 31, 2000	410,000	$1.31	1,590,000
Options granted	571,000	1.25	(571,000)
Options cancelled	(410,000)	1.31	410,000

Balance at December 31, 2001	571,000	1.25	1,429,000
Options granted	1,000,000	1.25	(1,000,000)

Balance at December 31, 2002	1,571,000	1.25	429,000
Options granted	420,000	1.35	(420,000)

Balance at December 31, 2003	1,991,000	1.27	9,000
Increase in authorized options	-	-	2,550,416
Options granted	1,740,000	0.86	(1,740,000)
Options cancelled	(1,650,000)	1.28	1,650,000

Balance at December 31, 2004	2,081,000	$0.92	2,469,416

  The following table summarizes information about stock options outstanding at December 31, 2004:

Weighted
exercise	Number	Number	Expiry
price	outstanding	exercisable	dates

$0.92	2,081,000	933,000	May 2005
			to
			June 2009

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

8.	STOCK-BASED COMPENSATION - continued

  The fair value of stock options used to compute the pro forma net loss is the estimated fair value at grant date using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002

Expected volatility	72%	0%	0%
Risk-free interest rate	3.06% to	3.48% to	4.13%
	4.07%	3.90%
Expected lives in years	5 years	3 - 5 years	5 years
Expected dividends	zero	zero	zero

  The fair value of stock options, calculated using the Black-Scholes option pricing model, awarded in 2004 were $ 0.14 per option and in 2003 and 2002 ranged from $ 0.17 to $ 0.21 and $ 0.23 per option, respectively.

9.	RELATED PARTY TRANSACTIONS

  During the years ended December 31, 2004 and 2003 the Company paid $ 1,124,826, and $ 1,407,584 to Globe Laboratories Inc., a corporation controlled by a director, for research expenses. During the period from June 10, 2002 to December 31, 2002 the Company paid $ 589,785 to Chemokine Therapeutics Inc., a subsidiary of Globe Laboratories Inc., for research expenses. See Note 3.

  During the years ended December 31, 2004, 2003 and 2002 the Company paid directly or indirectly, to various directors $ 121,863, $ 264,300, and  $ 27,300, respectively, for management and consulting services provided, which were included in general and administrative expense.

  Management fees payable at December 31, 2003 was due to a corporation of which a director is one of the beneficial owners.

  During the years ended December 31, 2004 and 2003, the Company paid rent of $ 19,178 and $ 17,178, respectively, to a corporation with a director in common. See Note 11.

  During the year ended December 31, 2002, directors were issued 126,220 common shares in consideration for services provided to the Company. Compensation expense of $ 157,775 was recognized at the time of these issuances, which was included in general and administrative expense.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

10.	INCOME TAXES

  The provisions for income taxes are as follows:

	Year ended December 31,
	2004	2003	2002

Current
Federal	$-	$-	$-
State	800	800	800
Foreign	-	-	-

Total current	800	800	800

Deferred
Federal	-	-	-
State	-	-	-
Foreign	-	-	-

Total deferred	-	-	-

Total income tax expense	$800	$800	$800

  The following is a reconciliation of income taxes at the statutory United States federal and state income tax rates to the income taxes at the effective income tax rates:

	Year ended December 31,
	2004	2003	2002

Provision (recovery) at combined United States federal and state income tax rates	$(936,000)	$(852,000)	$(782,000)

Change in valuation allowance	936,800	852,800	782,800

Effective income taxes	$800	$800	$800

  Deferred income tax assets and liabilities are as follows:

	2004	2003	2002

Assets
Capitalized research expense	$1,249,400	$642,600	$800
Net operating loss carryforwards	2,377,000	2,047,000	1,836,000

	3,626,400	2,689,600	1,836,800
Valuation allowance	(3,626,400)	(2,689,600)	(1,836,800)

Net deferred income taxes	$-	$-	$-

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

10.	INCOME TAXES - continued

  As of December, 2004 the Company had federal net operating loss carryforwards of approximately $ 6,991,000 and Canadian non-capital loss carryforwards of approximately of $ 1,000. The federal net operating loss carryforwards will expire at various dates beginning in 2017, if not utilized beforehand. The Canadian non-capital loss carryforwards will expire in 2011, if not utilized beforehand.

  Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

11.	COMMITMENTS

  - Contractual agreements

  The Company has entered in various research and development agreements with third parties to perform research and development services on its behalf. The Company is committed to pay $ 540,856, in respect of contracts in place at December 31, 2004.

  - Lease agreements

  The Company leases office premises under operating leases which expire at various dates ending July 31, 2008. Included in these commitments is one base agreement entered into with a corporation under common control. See Note 9. The Company is obligated to make the following minimum lease payments under its operating leases in each of the fiscal years ending December 31:

2005	$64,700
2006	96,700
2007	96,700
2008	40,750

$298,850

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

  The Company conducted non-cash activities as follows:

	2004	2003	2002

Operating activities
Decrease in accounts receivable due to sale of subsidiary	$-	$-	$65,578
Decrease in prepaids and deposits due to sale of subsidiary	-	-	14,434
Decrease in capital assets on sale of subsidiary	-	-	115,390
Increase in note receivable on sale of subsidiary	-	-	(40,105)
Decrease in accounts payable on sale of subsidiary	-	-	(176,072)
Decrease in capital lease on sale of subsidiary	-	-	(21,289)
Increase in accounts payable on accrual of payment required under the license agreement	-	38,470	-

Financing activities
Equity component of sale of subsidiary	-	-	42,064

Investing activities
Accrued license agreement payment (Note 5)	-	(38,470)	-

	$-	$-	$-

13.	FINANCIAL INSTRUMENTS

  The Company's financial instruments consist of cash, amounts receivable, an amount due from director, an amount due from (to) affiliates, accounts payable and accrued liabilities and management fees payable.

  Fair value

  The fair value of cash, amounts receivable, accounts payable and accrued liabilities and management fees payable approximate their carrying value due to their short terms to maturity.

  The fair value of the amounts due (to) from a director and an affiliate are not readily determinable as the amounts are due from related parties. The amounts are carried at the amount of consideration required to discharge the obligations on a current basis.

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

13.	FINANCIAL INSTRUMENTS - continued

  Credit risk

  Cash, amounts receivable and amounts due from a director and an affiliate expose the Company to credit risk. The Company minimizes its exposure to credit risk by transacting with parties that are believed to be credit worthy. The maximum potential loss on these financial instruments is equal to the carrying amounts of those items.

  The Company has cash in excess of the Cdn$ 60,000 insured amount as established by the Canada Deposit Insurance Corporation.

14.	SUBSEQUENT EVENTS

  Subsequent to the year end, the Company:

  - issued 2,400,000 common shares for cash of $ 1,933,613 (Cdn$ 2,400,000), before offering costs of  $ 157,106 (Cdn$ 195,000).

  - issued 862,000 stock options which were exercisable between $ 0.81 to $ 1.00 per share.

  - issued 192,000 warrants which were exercisable at $ 0.81 per share.

15.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("GAAP"). GAAP differs in certain material respects from Canadian generally accepted accounting principles ("Canadian GAAP"). The material differences between GAAP and Canadian GAAP are as follows:

  Consolidated statement of operations

	Years ended December 31,
	2004	2003	2002

Net loss under GAAP	$(3,095,240)	$(2,506,705)	$(2,234,061)
Stock-based compensation intrinsic value basis (i)	51,581	-	-
Stock-based compensation fair value basis (i)	(55,619)	(145,234)	(116,537)

Net loss under Canadian GAAP	$(3,099,278)	$(2,651,939)	$(2,350,598)

Loss per share under Canadian GAAP	$(0.26)	$(0.26)	$(0.26)

  Chemokine Therapeutics Corp.

  (A Development Stage Company)

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (continued)

15.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

(i)	Stock-based compensation

  On January 1, 2004 the Company retroactively adopted the revised provisions Canadian Institute of Chartered Accountants' Handbook Section 3870 "Stock-Based Compensation and Other Stock-based Payments" ("Section 3870"). Section 3870, as revised, requires stock-based compensation be charged to expense based on estimated fair value. The fair value of stock-based compensation is determined, under 3870, the same way as under SFAS No. 123. The adoption of this revised standard impacts net loss reported under Canadian GAAP and otherwise has no impact on stockholder's equity or net cash used in operations.

(ii)	Contributed surplus

  U.S. GAAP uses the phrase "Additional paid-in Capital" to describe consideration received in excess of the par value of warrants and stock options. Canadian GAAP uses the phrase "Contributed Surplus".

(iii)	Development stage disclosure

  The Company is considered a development stage Company as defined by SFAS No. 7. The Company is also considered a development stage Company under Accounting Guideline 11 "Enterprises in the development stage" of the Canadian Institute of Chartered Accountants' Handbook.

(iv)	Foreign currency translation

  Canadian GAAP does not expressly provide for the concept of a "functional currency" with respect to foreign currency translation. However, the method of translation used by the Company is equivalent to the method required under Canadian GAAP.